Service Corporation International
Proxy Statement and
2016 Annual Meeting Notice



2015: Delivering Shareholder Value



"While there are numerous ways to measure the performance of a board and management team, I cannot think of one more aligned with our shareholders than total shareholder return. As you can see from the graph below, we have consistently outperformed the S&P 500 over the last ten years. I feel extraordinarily privileged to work for this great company with such talented people. It remains our mission and pledge to continue to grow the value of your investment in Service Corporation International".

Tom Ryan
Chairman and Chief Executive Officer

TEN-YEAR TOTAL SHAREHOLDER RETURN
+279%
2006-2015

ONE-YEAR TOTAL SHAREHOLDER RETURN
+17%
2015

Total Shareholder Return
(as of December 31, 2015 and includes reinvestment of dividends)



	S&P 500	SCI
1 year	1%	17%
3 year	53%	98%
5 year	81%	244%
10 year	102%	279%

Source: S&P Capital IQ

TABLE OF CONTENTS

2016 Annual Meeting of Shareholders

Date and Time:	Wednesday, May 11, 2016 at 9:00 a.m. Central Time
Place:	Conference Center, Heritage I and II
	Service Corporation International
	1929 Allen Parkway
	Houston, Texas 77019
Record Date:	March 14, 2016

Voting Matters

Proposal	Board Recommendation	Page Number
1. **Election of four directors**	✓ FOR each director nominee	13
2. **Approval of appointment of Pricewaterhouse Coopers LLP, our independent registered public accounting firm, for 2016**	✓ FOR	27
3. **"Say-on-Pay" advisory vote to approve executive compensation**	✓ FOR	29
4. **Proposal to approve 2016 Equity Incentive Plan**	✓ FOR	55
5. **Shareholder proposal regarding a senior executive stock retention requirement**	✓ AGAINST	63

How To Vote

By Internet	**By Telephone**	**By Mail**	**In Person**
Vote your shares at www.proxyvote.com.	Call toll-free number 1-800-690-6903	Sign, date, and return the enclosed proxy card or voting instruction form	To attend the Meeting in person, you will need proof of your share ownership and valid picture I.D.
Have your Notice of Internet Availability or proxy card in hand for the 12-digit control number.			

Q&A WITH OUR CHAIRMAN AND CEO



In this Q&A, Tom Ryan answers questions received from shareholders over the course of 2015.

What is Service Corporation International's overall strategy for growth?
We have three core strategies for growth which are highlighted below. We believe these strategies position us well to deliver long-term value. You will notice that they are centered on the customer that we serve and on our competitive advantages.

3 Core Strategies for Growth

1ˢᵗ Strategy
- ✓ Remain Relevant
- ✓ Drive Preneed Sales Now & Into the Future
- ✓ Manage Footprint

2ⁿᵈ Strategy
- ✓ Develop Sales Organization
- ✓ Network Optimization
- ✓ Preneed Trust & Insurance Backlog



REVENUE GROWTH

LEVERAGE SCALE

CAPITAL DEPLOYMENT

3ʳᵈ Strategy
- ✓ Acquisitions & Funeral Home New Builds
- ✓ Share Repurchases
- ✓ Dividends

- **Grow revenues** - Remaining relevant in a changing consumer environment, driving preneed sales, and growing our footprint with a customer-driven focus through acquisitions and funeral new builds.

- **Leverage our unparalleled scale** - Continuing the development of our robust preneed sales program, optimizing our network, and accessing the premier financial partners in our industry to manage our $9.5 billion backlog of future funeral and cemetery revenue.

- **Maximize our capital deployment opportunities** - Deploying capital to the highest relative return opportunity. This includes acquisitions, funeral home new builds or share repurchases. Capital will also be deployed towards growing our dividends while maintaining our near-term liquidity profile and leverage targets.

How has the business performed over the last 12 months?

In 2015, normalized earnings per share (adjusted for divestitures and perpetual care capital gain distributions which contributed $.12 in 2014 and $.03 in 2015) grew 16.2% which exceeds the earnings growth framework of 8%-12% highlighted below. We had great execution by the entire team and, in particular, had substantial growth in cemetery preneed sales production which increased 12.5%

year over year. This earnings success translated into a 17.4% increase in adjusted operating cash flow before cash tax payments (adjusted for divestitures and perpetual care capital gain distributions which contributed $42 million in 2014 and $10 million 2015). I remain excited about the future of this business and our outlook for 2016 reflects continued strong earnings and cash flow growth.



Normalized earnings per share and Adjusted operating cash flow are non-GAAP financial measures. Please see Annex A for disclosures and reconciliations to the appropriate GAAP measure.

What are Service Corporation International's goals for earnings per share growth over the near-term?

We believe we can achieve 8%-12% growth in normalized earnings per share over the next few years. This consists of 4%-6% annual organic (or base business) growth, bolstered by tuck-in acquisitions of 1%-2%, and share repurchases

of an additional 3%-4%. In summary, we think we can achieve this level of growth by remaining relevant through service excellence and our new products and services, by accelerating growth through preneed initiatives, and by generating consistent cash flow that we can redeploy in order to create superior returns for our company.

EARNINGS GROWTH FRAMEWORK

| BASE BUSINESS GROWTH 4%-6% | TUCK-IN ACQUISITIONS 1%-2% | SHARE REPURCHASES 3%-4% |

8%-12%
EXPECTED ANNUAL GROWTH

How are demographics affecting your industry and your company?

The aging of America is providing a benefit for our company and is the foundation for the long-term growth strategies described above. As you can see from the average age profile of our customers on the following page, we are poised to benefit for many years to come as we serve this older population on both a preneed and atneed basis. In 2015, the Baby Boomers were aged 51 to 69. We are experiencing today the benefit of

this demographic wave through our cemetery segment results as increased preneed cemetery sales. These sales typically occur for consumers in their early sixties. We also believe demographics will drive higher preneed funeral sales as the Baby Boomers enter their early seventies. Ultimately, we will benefit from increased atneed volume as the population of people in their eighties increases.

Demographic Landscape

Aging of America



SCI Customer Average Age Profile



Source: Population data from U.S. Census Bureau. Average age data based on SCI contract data.

What is Service Corporation International's philosophy regarding capital deployment?

We have a flexible capital deployment strategy. We deploy capital to opportunities that yield the highest relative value.

Currently, our first priority for capital deployment is acquisitions and funeral home new builds, because on average we earn a low teen to low twenty percent return on these types of deployments. Additionally, new additions to our network allow us to grow revenues and further leverage our scale – two of our core strategies. We believe we will spend $50 to $100 million on acquisitions each year. We wish we could spend more, but only a handful of deals come available in any given year as these businesses generally change hands when there is generational transition. The good news is this leaves us ample capital to deploy to our shareholders through dividends and share repurchases.

We intend to maintain a growing dividend. We target a payout ratio between 30%-40% of recurring net income. So as we grow the company, we want the dividend to grow similarly. Absent a strategic acquisition opportunity, we also believe repurchasing our shares adds value. We use a measured approach based on our opinion of the intrinsic value of the company's shares compared to the market value of SCI shares. We know the Baby Boomer demographic wave is coming. We intend to continue to shrink the equity base so that when that wave comes, the remaining shares will be more valuable.

Through dividends and share repurchases, we have returned over $2.6 billion to shareholders since 2004, reducing the number of shares outstanding by 42%. In 2015, we repurchased $345 million of shares and paid dividends of $88 million.

Capital Deployed on Dividends & Share Repurchases



Shares Outstanding



Note: Share repurchases were limited in 2006 & 2013 as we built cash for the acquisitions of Alderwoods and Stewart; share repurchases were not done in 2009.

Can you talk about the Company's emphasis on return on equity?

We believe return on capital deployed is an important concept for us. While we evaluated both return on assets and return on invested capital, we ultimately concluded that return on equity is a more appropriate measure for us due to the unique nature of our balance sheet. Specifically, we include $4.1 billion of preneed trust assets on our balance sheet where the associated revenues are deferred and do not benefit current earnings. We use a normalized return on equity target as a component of senior management's annual incentive compensation, along with targets for normalized earnings per share, normalized free cash flow per share, and preneed sales production growth. Going back several years to the 2007-2009 timeframe, we had normalized returns on equity in the 8%-9% range. We have worked hard and have now grown that to 19.4% in 2015, which compares to 17.7% in 2014. We believe it is important to align annual performance with a focus on driving superior shareholder return. For further information about our incentive compensation programs, please go to page 32.

What sets Service Corporation International apart as an investment?

Below is our track record in delivering superior total shareholder return. To put it simply, our strategy is working. Our industry is very stable. For the most part, our revenue and cash flow streams are very predictable. Based on current trends in the business, we are confident that our earnings per share growth targets of 8%-12% annually are achievable over the near and long-term. In the future, demographics will more favorably impact our business, and with the best people and assets in our industry, this talented management team and Board of Directors intends to deliver superior returns to our shareholders.



Total Shareholder Return
(as of December 31, 2015 and includes reinvestment of dividends)

	S&P 500	SCI
1 year	1%	17%
3 year	53%	98%
5 year	81%	244%
10 year	102%	279%

Source: S&P Capital IQ

MESSAGE FROM OUR BOARD OF DIRECTORS



Dear Fellow Shareholders,

As Directors, we take our responsibility very seriously and are honored to be stewards of your company. Below we share with you a few key highlights for 2015.

Leadership and Succession

At the end of 2015, we announced a significant change to the leadership of our Board. After 53 years of service to SCI, Robert "Bob" Waltrip stepped away as Executive Chairman and the Board appointed Tom Ryan, current CEO, as the new Chairman. We, as a Board, have full confidence in Tom Ryan and believe he has demonstrated outstanding leadership in his role as CEO for the past eleven years. We believe in his new position as Chairman, Tom will effectively drive strategies for long-term growth and continue to build value for our shareholders.

> We have enhanced independent Board leadership by appointing Tony Coelho as Lead Independent Director in a newly created role.

Both the Board and Management team believe that strong, independent Board leadership is a critical element of effective corporate governance. With this structural change, we have also made the decision to appoint a Lead Independent Director to strengthen and optimize the independence of the Board.

Effective January 1, 2016, Tony Coelho assumed the position of this newly created role. Mr. Coelho is very well respected by his fellow Directors and has all the necessary skills, expertise and experience, as well as independence and sound, mature judgment.

Thank you to our Founder



The Board and management wish to thank Bob for the leadership he has given to the company. Bob has dedicated his life to building SCI into the industry leader through his exceptional entrepreneurial spirit, passion and enthusiasm. As a pioneer in this industry, we are very appreciative that he will remain involved with the company going forward in the role of Founder and Chairman Emeritus. Bob will remain a tremendous asset to the company as we continue to rely on and benefit from his vast experience, vision and strategic thinking.

Our Performance in 2015

We are fully committed to helping SCI deliver excellent operating results and create attractive shareholder returns. The company's performance in 2015 resulted in increased earnings per share and strong cash flow generation. We delivered total shareholder return of 17% compared to the S&P 500 return of 1%. This brings total shareholder return for the 3 and 5 year period to 98% and 244%, respectively, outperforming the major market indices. During 2015, we also raised the dividend rate twice representing a 33% increase. As we look ahead to 2016, our focus remains on enhancing the value of your shares.

Proxy Statement Refresh

We value the interest of and feedback from our fellow shareholders. As you will see, we have made substantial changes to the format of our proxy statement this year based on conversations we have had with many of you throughout the year. We hope you will find that it is more user-friendly and that the enhanced disclosures are helpful.

Board Recruitment

The issue of Board composition and refreshment is a priority for us. In 2015, we added a new member, Dr. Ellen Ochoa. We have an ongoing process of looking at a diverse collection of candidates. When recruiting new directors, we focus on adding members whose experience and skill set will complement existing members to create a balanced Board with diverse viewpoints, backgrounds and expertise.

As part of our proxy statement refresh, we have enhanced the disclosures regarding the qualifications, skills and experience that we have identified as important attributes for Directors beginning on page 10 that we encourage you to review. Our Board will continue to positively evolve as we maintain a long-term approach to board refreshment.

Communicating with the Board

We welcome your feedback. Shareholders and other interested parties may communicate with our Lead Independent Director by using the following address: Service Corporation International, Lead Independent Director c/o Office of Corporate Secretary, 1929 Allen Parkway, Houston, TX 77019. Or by email to leaddirector@sci-us.com.

Remembering our colleague and friend



In 2015, we lost our fellow director and friend Malcom Gillis. Dr. Gillis faithfully served on our Board for 11 years. He was an internationally respected academician and widely published author in the field of economics with major experience in fiscal reform and environmental policy. In his career, he taught at Rice, Harvard and Duke Universities and served as a consultant to numerous U.S. agencies and foreign governments. He will be greatly missed.

Thank you for the trust you place in us and for your continued investment in Service Corporation International.

Sincerely,

Anthony L. Coelho
Lead Independent Director

Thomas L. Ryan
Chairman and CEO

Alan R. Buckwalter, III

Victor L. Lund

John W. Mecom, Jr.

Clifton H. Morris, Jr.

Ellen Ochoa

Robert L. Waltrip

W. Blair Waltrip

Marc A. Watts

Edward E. Williams

PROXY STATEMENT SUMMARY

This summary highlights information contained in this Proxy Statement. This summary does not contain all of the information you should consider. Please read the entire Proxy Statement carefully before voting.

Highlights of Changes Since 2015 Annual Meeting

- After founding the Company and serving as Executive Chairman for 53 years, Robert "Bob" Waltrip stepped away from this role at the end 2015. The Board appointed Tom Ryan, current CEO, as the new Chairman.

- The Board also appointed Tony Coelho in a newly created role of Lead Independent Director to strengthen and optimize the independence of the Board.

- We reduced the number of companies used in our benchmark studies and comparator group for the long-term performance units plan based on total shareholder return (TSR Performance Units) for 2016.

- Effective in 2015 in conjunction with the changes in the Chairman position, Mr. Waltrip no longer receives any long-term incentive compensation (stock options, restricted stock, and TSR performance units).

Corporate Governance Highlights

Feature	Detail	Further Information (page)
Board independence	• 11 Directors, 8 Independent Directors	19
	• Strong Lead Independent Director, newly created role in 2016	6,19
	• Independent Audit, Compensation and Nominating and Corporate Governance Committees	21-23
	• Regular meetings of Independent Directors	21
Board effectiveness	• Board composition and refreshment	7
	• Annual Board and Committee evaluation process	20
	• Board orientation and education program	20
Shareholder rights	• Shareholder questions and concerns are communicated to, and considered by the Board	9
	• Annual "Say on Pay" vote	29
	• No shareholder rights plan or "poison pill"	19
	• Shareholder ability to call special meetings	20
Corporate Governance practices	• Majority Voting Standard in Director Elections	13
	• Anti-hedging and anti-pledging policies applicable to all officers and directors	31,40
	• Stock ownership and retention guidelines for directors and officers	18
	• Active Board participation in management succession planning	23

Investor Outreach

As part of our commitment to effective corporate governance practices, in the fall of 2015 we engaged with shareholders representing approximately 42% of the Company's common stock. We specifically discussed executive compensation, key corporate governance topics and other related issues important to our shareholders. The feedback received was communicated to the Corporate Governance Committee and to the full board.

> During our discussion, investors communicated support for our current compensation philosophy and program and agreed that it is aligned with performance.

Key highlights		Reference
Executive Compensation	• We have reduced the number of companies and provided more insight into the peer group that we use for our long-term performance units plan that is linked to total shareholder return.	29
	• We have enhanced our disclosures around performance metrics.	34
	• We have added greater clarity around our change in control provisions.	52
Board-Related	• Board composition and refreshment is a priority for us. In 2015, we added a new member, Dr. Ellen Ochoa, to our Board.	7
	• We have provided additional information about the skills and experience of our directors.	12
	• We have provided disclosures regarding the Board's evaluation process.	20
Proxy Statement	• Management and the board determined that we would transform our proxy statement into an important communication tool for investors by enhancing disclosures and improving its look and feel.	—
Accounting White Paper	• In response to investors' questions regarding the complexities of the company's accounting for preneed sales, management published a White Paper on its website in the fall of 2015.	You can view the White Paper at http://investors.sci-corp.com under Featured Documents

Communication with Directors

We value our dialogue with our investors and believe our annual outreach efforts, which are in addition to other communication channels available to our stockholders and interested parties, help us to continue to evolve our corporate governance practices in a way that reflects the insights and perspectives of our many stakeholders.

Shareholders and other interested parties may communicate with any of the independent directors, including Committee Chairs and the Lead Independent Director, by using the following address: Service Corporation International, Lead Independent Director c/o Office of Corporate Secretary, 1929 Allen Parkway, Houston, TX 77019. Or by email to leaddirector@sci-us.com.

Board snapshot

Experience

With extensive experience in leadership positions and a proven record of success, our Board is qualified to oversee the Company's strategy and management. The Nominating and Corporate Governance Committee reviews and makes recommendations to the Board's leadership structure as evidenced by the nomination of Dr. Ellen Ochoa for election to the Board in 2015.

Skills

Each Director brings a particular range of skills and expertise to the deliberations of the SCI Board, which facilitates constructive and challenging debate around the boardroom table (See pages 11-12 for overview).

Commitment

The calendar of Board and Committee meetings is established to support the Board's focus on strategic and long-term matters, while ensuring it could discharge its monitoring and oversight role effectively through high-quality discussions and briefings.

Director Age

The average age of our Board is 68. We believe this gives our Board a unique perspective and understanding of SCI's consumer base. SCI's average age of preneed cemetery consumers is the early sixties. The average age of preneed funeral consumers is the early seventies.

100% Meeting Attendance in 2015



*   There were no material issues or circumstances in 2015 that required an Executive Committee meeting

Personal Qualities

Importantly, our directors bring innate personal qualities to the SCI boardroom, that enable our Board to function effectively. Personal qualities exhibited in the boardroom include self-awareness, respect, integrity, independence, and the capacity to function effectively in challenging situations.

Director nominees

Name Occupation	Independent	Age	Director Since	Other Public Boards*	Board Committee Composition				
					A	C	E	N&CG	I
Alan R. Buckwalter *Former Chairman and CEO, Chase Bank of Texas*	YES	69	2003	None	•	C	•		
Victor L. Lund *Former Chairman and CEO, American Stores Company*	YES	68	2000	1	C		•	•	
John W. Mecom *Independent businessman who bought, developed, managed and sold a variety of real estate and other business interests*	YES	76	1983	None		•			•
Ellen Ochoa *Director, NASA's Johnson Space Center*	YES	57	2015	None		•			•

Continuing directors

Name Occupation	Independent	Age	Director Since	Other Public Boards*	Board Committee Composition				
					A	C	E	N&CG	I
Thomas L. Ryan *Chairman and CEO, Service Corporation International*	NO	50	2004	2			C		
Anthony L. Coelho *Former Majority Whip of the U. S. House of Representatives* *Independent Business and Political Consultant*	YES	73	1991	2		•	•	C	
Clifton H. Morris, Jr. *Chairman and CEO of JBC Funding, a corporate lending and investment firm*	YES	80	1990	None	•			•	
R. L. Waltrip *Founder and Chairman Emeritus, Service Corporation International*	NO	85	1962	None			•		
W. Blair Waltrip *Independent Consultant, Family and Trust Investments, and former senior executive of the Company*	NO	61	1986	None					•
Marcus A. Watts *President, The Friedkin Group, an umbrella company overseeing various business interests that are principally automotive related*	YES	57	2012	None		•	•	•	
Edward E. Williams *Professor Emeritus of Entrepreneurship, Rice University, Doctorate in Finance and Accounting*	YES	70	1991	None				•	C

A: Audit Committee   **•:** Member
C: Compensation Committee   **C:** Chair
E: Executive Committee
N&CG: Nominating & Corporate Governance Committee
I: Investment Committee

*   See Director Bios on pages 13 to 17, which details other Public Boards for each Director.

PROXY STATEMENT SUMMARY

We value the following skills & experiences within our Board of Directors to create a balance of diverse viewpoints, backgrounds & expertise:

 **CEO Experience/Senior Leadership.** Directors who have served as CEO or in a senior leadership position are important to us, as they have the experience and perspective to analyze, shape, and oversee the execution of key operational and strategic initiatives.

 **Industry.** The funeral and cemetery industry is unique and Directors with prior experience can help to shape and develop all aspects of the company's strategy.

 **Financial.** We use a broad set of financial metrics to measure our operating and strategic performance. Directors who have financial experience can assist us in evaluating our performance, and can provide guidance on financial reporting and internal controls, as well as capital structure and financing activities.

 **Marketing/Brand Management.** We employ a multi-brand strategy and also rely heavily on marketing our products and services on a preneed basis. Directors with marketing experience and/or brand management experience can provide expertise and guidance as we seek to expand brand awareness, enhance our reputation, and increase preneed sales.

 **Investments/Financial Services.** Knowledge of financial markets, investment activities, and trust and insurance operations assists our directors in understanding, advising on, and overseeing our investment strategies.

 **Real Estate.** We own a significant amount of real estate. Directors with experience in real estate can provide insight into our tiered product/pricing strategy for our cemeteries as well as advice on best uses of our real estate.

 **Technology or e-Commerce.** Directors with education or experience in relevant technology are useful for understanding our efforts to enhance the customer experience as well as improve our internal processes and operations.

 **Business Development/M&A.** We seek to grow through acquisitions and development of new business operations. Directors with a background in business development and in M&A provide insight into developing and implementing strategies for growing our business.

 **Government/Legal.** We operate in a heavily regulated industry. Directors who have a background in law or have served in government positions provide experience and insights that assist us in legal and regulatory compliance and help us work constructively with governmental and regulatory organizations in the areas we operate.

Although the members of our Board embody a broad range of backgrounds, experience and expertise, the table below is intended to highlight only the top three areas of expertise for each member.

Overview of Director Skills and Experience

	Buckwalter	Coelho	Lund	Mecom	Morris	Ochoa	Ryan	R.L. Waltrip	W.B. Waltrip	Watts	Williams
CEO Experience/Senior Leadership			✓		✓	✓	✓	✓			
Industry					✓			✓	✓		✓
Financial	✓	✓	✓		✓						✓
Marketing/Brand Management				✓						✓	
Investments/Financial Services	✓	✓							✓		✓
Real Estate				✓		✓					
Technology or e-Commerce		✓				✓					
Business Development/M&A	✓			✓			✓	✓	✓	✓	
Government/Legal		✓				✓				✓	

CORPORATE GOVERNANCE AT SERVICE CORPORATION INTERNATIONAL

Proposal 1: Election of Directors

The Board of Directors consists of eleven members and is divided into three classes, each with a staggered term of three years. At this year's Annual Meeting, shareholders will be asked to elect four directors to the Board with three-year terms expiring in 2019. Set forth below are profiles for each of the four candidates nominated by the Nominating and Corporate Governance Committee of the Board of Directors for election by shareholders at this year's Annual Meeting. Directors are elected by a majority of votes cast.

The Board of Directors recommends that Shareholders vote "FOR" the following four nominees.

Director Nominees

Alan R. Buckwalter

Independent Director Since: **2003** Age: **69** If Elected Term Expires: **2019** Primary Qualifications:



Occupation
- Former Chairman and CEO, Chase Bank of Texas

Prior Business Experience
- Chairman, J.P. Morgan Chase Bank, South Region (1995-2003)
- President of Texas Commerce Bank (1990-1995)
- Held various positions in Chemical Bank in corporate division (1970-1990)

Other Positions
- Board member, Texas Medical Center
- Chairman Emeritus and Board member, Central Houston, Inc.

Past Public Company Boards
- Freeport-McMoRan, Inc. (2013-2015)
- Plains Exploration and Production (2003-2013); subsequently acquired by Freeport-McMoRan, Inc.

Other Prior Positions
- Board of Directors, Federal Reserve Bank of Dallas (Houston Branch)

Education
- Fairleigh Dickinson University

Victor L. Lund

Independent Director Since: **2000** Age: **68** If Elected Term Expires: **2019** Primary Qualifications:



Occupation
- Former Chairman and CEO, American Stores Company

Prior Business Experience
- Chairman, DemandTec a software company (2006-2012)
- Chairman, Mariner Healthcare, Inc. (1999-2002)
- Vice Chairman, Albertsons, Inc. (1999-2002)

- 22-year career with American Stores Company in various positions including Chairman, CEO, CFO and Corporate Controller 1977-1999
- Audit CPA, Ernst & Ernst 1972-1977

Current Public Company Boards
- Teradata Corporation, an information technology company

Past Public Company Boards
- DemandTec
- Delta Airlines
- Del Monte Foods, Inc.
- Mariner Healthcare
- Albertsons, Inc.
- American Stores
- NCR Corporation

Education
- The University of Utah
- MBA The University of Utah

John W. Mecom, Jr.

Independent Director Since: **1983** Age: **76** If Elected Term Expires: **2019** Primary Qualifications:



Occupation
- Independent businessman who bought, developed, managed and sold a variety of real estate and other business interests.

Prior Business Experience
- Principal owner John Gardiner's Tennis Ranch (2000-2011)
- Owner Rhino Pak, a contract blender and packer for the petroleum industry (2003-2007)

- Chairman, John W. Mecom Company, primarily an oil and gas company (1976-2003)
- Owner of New Orleans Saints NFL team (1967-1985)
- Owner of Mecom Racing Team, which managed several Formula One racing teams - Indianapolis and Cam Am Series (1960-1967)

- Hotel management, Houston International Hotels and Preferred Hotels Organization (1964-1985)

Education
- University of Oklahoma

Ellen Ochoa

Independent Director Since: **2015** Age: **57** If Elected Term Expires: **2019** Primary Qualifications:



Occupation
- Director of NASA's Johnson Space Center (since 2013)

Prior Business Experience
- Government Executive, Astronaut at NASA Johnson Space Center (1990-2012); first Hispanic female astronaut with nearly 1,000 hours in space
- Branch Chief and research engineer, NASA Ames Research Center (1988-1990), led a group working primarily on optical systems for automated space exploration

- Researcher, Sandia National Laboratories (1985-1988), investigated optical systems for performing information processing

Other Positions
- Chair, Board of Directors, Federal Reserve Bank of Dallas (Houston Branch)
- Chair, Nomination Committee, National Medal of Technology & Innovation
- Fellow, American Institute of Aeronautics and Astronautics

- Fellow, American Association for the Advancement of Science
- Director Emerita, former Vice Chair, Manned Space Flight Education Foundation
- Former Board of Trustees, Stanford University

Education
- San Diego State University
- MS, PhD (Electrical Engineering), Stanford University

Continuing Directors

Anthony L. Coelho



Lead Independent Director

Independent Director Since: **1991** Age: **73** Term Expires: **2018** Primary Qualifications:

Occupation
- Former Majority Whip of the U.S. House of Representatives
- Independent business and political consultant

Prior Political Experience
- Chairman of the President's Committee on Employment of People with Disabilities (1994-2001)
- General Chairman of Al Gore's Presidential campaign (1999-2000)

- Majority Whip (1987-1989)
- Member of U.S. House of Representatives (1978-1989); original sponsor/author of the Americans With Disabilities Act

Prior Business Experience
- President/CEO of Wertheim Schroder Financial Services, grew $800 million firm to $4.5 billion in 6 years (1990-1995)

Current Public Company Boards
- Warren Resources, Inc.
- AudioEye, Inc.

Select Past Public Company Boards
- Chairman, Cyberonics
- Chairman, Circus Circus Enterprises (now MGM Mirage)
- Chairman, ICF Kaiser International, Inc.

Other Positions
- Board member, Esquire Bank
- Former Chairman and current member of the Epilepsy Foundation

Education
- Loyola University Los Angeles

Thomas L. Ryan



Non-Independent Director Since: **2004** Age: **50** Term Expires: **2017** Primary Qualifications:

Occupation
- Chairman (since 2016) and CEO (since 2005) of SCI

Prior Business Experience
- President, SCI (2002-2015)
- CEO European Operations, SCI (2000-2002)
- Variety of financial management roles, SCI (1996-2000)

Current Public Company Boards
- Weingarten Realty Investors
- Chesapeake Energy

Other Positions
- Board of Trustees, United Way of Greater Houston
- Board of Directors, Genesys Works
- Board member, University of Texas McCombs Business School Advisory Council

Past Public Company Boards
- Texas Industries

Education
- University of Texas

Clifton H. Morris, Jr.



Independent Director Since: **1990** Age: **80** Term Expires: **2017** Primary Qualifications:

Occupation
- Chairman and CEO of JBC Funding, a corporate lending and investment firm

Prior Business Experience
- Founder and Chairman, AmeriCredit Corp., financing of automotive vehicles (1988-2010); sold in 2010 and now GM Financial
- CFO, Cash America International (1984-1988)

- VP of Treasury and other financial positions at SCI (1966-1971)

Other Positions
- CPA, 55 years
- Lifetime Member of the Texas Society of Certified Public Accountants
- Honorary Member of the American Institute of CPAs

Past Public Company Boards
- AmeriCredit Corp.
- Cash America International

Education
- University of Texas

R.L. Waltrip



Non-Independent Director Since: **1962** Age: **85** Term Expires: **2018**   Primary Qualifications:

Occupation
- Founder and Chairman Emeritus, SCI (since 2016)

Prior Business Experience
- Chairman of SCI (1962-2015)
- CEO of SCI (1969-2005)
- Founded SCI in 1962, took the company public in 1969
- Started with family funeral business in the 1950's; acquired additional funeral homes in the 1960's; pioneered the clustering concept/efficiencies of scale in the funeral industry
- Introduced M&A to the industry which changed the industry forever. As a result, he is the best known and highest regarded leader in the industry.
- The network he began has now grown to more than 2,000 funeral service locations and cemeteries

Select Past Public Company Boards
- Cash America International
- Tankology Environmental, Inc.

Other Positions
- Chairman, Board of Trustees, National Museum of Funeral History

Education
- University of Houston

W. Blair Waltrip



Non-Independent Director Since: **1986** Age: **61** Term Expires: **2017**   Primary Qualifications:

Occupation
- Independent Consultant, Family and Trust Investments, and Former Senior Executive of SCI

Prior Business Experience
- Various positions at SCI including VP of Corporate Development, SVP of Funeral Operations, EVP of SCI's real estate division, Chairman and CEO of SCI Canada, and EVP of SCI (1977-2000)

Other Positions
- Treasurer, National Museum of Funeral History
- Active real estate broker

Past Public Company Boards
- Sanders Morris Harris Group, Inc (Edelman Financial)

Education
- Sam Houston State University

Marcus A. Watts



Independent Director Since: **2012** Age: **57** Term Expires: **2018** Primary Qualifications:

Occupation
- President, The Friedkin Group (since 2011), an umbrella company overseeing various business interests that are principally automotive related

Prior Business Experience
- Vice Chairman and Managing Partner-Houston, Locke Lord LLP (1984-2010) with a focus on corporate and securities law, governance and related matters

Current Board Positions
- Board member, Federal Reserve Bank of Dallas (Houston Branch)
- Board member, Highland Resources, Inc. (private real estate company)

Past Public Company Boards
- Complete Production Services, Inc. (2007-2012) acquired by Superior Energy Services
- Cornell Companies (2001-2005)

Other Positions
- Board Member, The Salvation Army of Greater Houston Advisory Board
- Chairman, Board of Trustees, United Way of Greater Houston
- Board Member, YMCA of Greater Houston

Education
- Texas A&M University
- Harvard Law School

Edward E. Williams



Independent Director Since: **1991** Age: **70** Term Expires: **2018** Primary Qualifications:

Occupation
- Professor Emeritus of Entrepreneurship (since 2014), Rice University, Houston, TX

Prior Academic Experience
- Henry Gardiner Symonds Professor, Professor of Statistics and Administrative Science (1978-2014)
- Founded Rice University's Entrepreneurship program in 1978, now one of the top such programs in the world
- Associate Professor of Finance, McGill University (1970-1973)

- Assistant Professor of Economics, Rutgers University (1968-1970)

Prior Business Experience
- Founder and CEO, First Texas Venture Capital Corporation (1983-1992)
- Texas Capital Investment Advisers, Inc. (1980-1995)
- Trust Corporation International (1979-1986)

Other Academic Experience
- 2016 Entrepreneurship Educator of the Year Award, lifetime award presented by the U.S. Association for Small Business and Entrepreneurship

- Author or co-author of 12 books and over 50 scholarly articles in Entrepreneurship, Finance, Economics and Accounting including seminal critical analyses of the Efficient Market Hypothesis (initiated 45 years ago)

Education
- Wharton School, University of Pennsylvania
- PhD, (finance and accounting) University of Texas

Director Ownership of SCI Stock

Stock ownership has a critical role in aligning the interests of directors with those of our shareholders. The Corporate Governance Guidelines contain a policy to encourage the directors to own SCI stock. Under the guidelines presently in effect, each director's SCI stock ownership should be at least 30,000 shares of SCI common stock within five years of the director's initial election to the Board. Dr. Ellen Ochoa recently became a member of the Board in 2015. All other members of the Board are well above the minimum guideline.

The following graphic presents the current holdings, excluding stock options, for our Directors as of March 14, 2016. (further details are provided in the footnotes to the tables of director and officer shareholdings listed under "Voting Securities and Principal Holders").



Consideration of Director Nominees

The Nominating and Corporate Governance Committee considers candidates for Board membership suggested by its members and other Board members, as well as management and shareholders. In the past, the Committee has retained a third-party executive search firm to identify candidates. A shareholder who wishes to recommend a prospective nominee for the Board should notify the Company's Secretary in writing with whatever supporting material the shareholder considers appropriate. To be considered, the written recommendation from a shareholder must be received by the Company's Secretary at least 120 calendar days prior to the anniversary of the date of the Company's Proxy Statement for the prior year's Annual Meeting of Shareholders.

Once the Nominating and Corporate Governance Committee has identified a prospective nominee, the Committee will consider the available information concerning the nominee, including the Committee's own knowledge of the prospective nominee, and may seek additional information or an interview. If the Committee determines that further consideration is warranted, the Committee will then evaluate the prospective nominee against the standards and qualifications set out in the Company's Corporate Governance Guidelines. The Committee considers diversity of experience, education, skills, background and other factors in the evaluation of prospective nominees. The Guidelines sought from prospective candidates include the following:

- integrity, character and accountability
- ability to provide wise and thoughtful counsel on a broad range of issues
- financial literacy and ability to read and understand financial statements and other indices of financial performance
- ability to work effectively with mature confidence as part of a team
- ability to provide counsel to management in developing creative solutions and in identifying innovative opportunities
- commitment to prepare for and attend meetings and to be accessible to management and other directors

The Committee also considers such other relevant factors as it deems appropriate, including the current composition of the Board, the balance of management and independent directors, the need for particular areas of expertise and the evaluations of other prospective nominees. After completing this process, the Committee makes a recommendation to the full Board as to the persons who should be nominated by the Board, and the Board determines the nominees after considering the recommendation and report of the Committee.

Director Independence

The Board conducted an annual review and affirmatively determined that 8 of the 11 directors are "independent" as defined by the standards of the NYSE and SCI's Corporate Governance Guidelines. Two of the directors, Tom Ryan and R.L. Waltrip, are considered non-independent because of their employment as senior executives of the Company. Blair Waltrip is considered a non-independent director because he is the son of an executive officer, R.L. Waltrip.

Change in Leadership Structure

Effective January 1, 2016, we implemented a new leadership structure. After 53 years, R.L. Waltrip stepped aside as Chairman and the Board appointed current CEO, Tom Ryan, as Chairman. Simultaneously, the Board appointed Tony Coelho as Lead Independent Director in a newly created role. The Board believes this structure, along with the fact that all committees are chaired by independent directors, will be effective by allowing one person to speak for and lead both the Company and the Board. Independent board oversight will be accomplished through a Lead Independent director.

Risk Oversight

The Board of Directors has assigned to the Nominating and Corporate Governance Committee the quarterly oversight responsibility for the Company's enterprise risk management function. Management has the primary responsibility to identify risks and risk mitigation strategies and provides periodic reports to the Nominating and Corporate Governance Committee. The Audit Committee is responsible for oversight of major financial risks relating to the Company's accounting matters and financial reporting compliance. The Compensation Committee has oversight of the risk assessment of the Company's compensation programs. The Investment Committee has oversight of risks relating to the investment of trust funds. The Nominating and Corporate Governance Committee compiles risk assessments of the other committees and of management and annually provides enterprise risk management reports to the Board.

No Shareholder Rights Plan

Prior to 2008, SCI maintained in place a shareholder rights plan, sometimes called a "Poison Pill", which could provide an opportunity for negotiation during a hostile takeover attempt. Our Board let the shareholder rights plan expire in July 2008 and has not implemented another shareholder rights plan.

Special Meeting of Shareholders

A special meeting of shareholders may be called at any time by the holders of at least 10% of the outstanding stock entitled to be voted at such meeting, by the Board of Directors, by the Chairman of the Board, by the Chief Executive Officer or by the President.

Board Composition and Meetings

The Board of SCI comprises a majority of independent directors. The Audit, Compensation and Nominating and Corporate Governance Committees of the Board are all composed entirely of directors who are "independent" as defined by the standards of the NYSE and SCI's Corporate Governance Guidelines. The full board meetings and each individual committee meeting in 2015 had 100% attendance by the relevant directors.



SCI 2015 Board Meetings and Director Attendance

% = percentage of meetings attended by SCI Directors

* = There were no material issues or circumstances in 2015 that required an Executive Committee session.

Annual Board and Committee Evaluations

The Nominating and Corporate Governance Committee oversees and facilitates a comprehensive self-evaluation of Board members and each of the Board committees on an annual basis to determine whether the Board and its committees are functioning effectively and to identify any areas to further enhance Board and committee operations.

The Nominating and Corporate Governance Committee also oversees a director peer review process as part of the annual re-nomination review process and for the ongoing professional development of Board members.

Board Orientation and Education Program

SCI has an orientation program for new Board members that includes formal and informal sessions with other directors and senior SCI executives and attendance at meetings of committees of which the newly elected director is not a member, so as to gain familiarity with the work of the Board committees and the issues they are addressing.

The focus of continuing education for SCI directors is on developing educational sessions that directors find meaningful and useful. These may range from educational sessions specific to issues confronting SCI and its industry to sessions covering corporate governance trends and issues. In addition, the Nominating and Corporate Governance Committee keeps current on courses and education programs for directors that are offered by various universities, institutes, etc. and makes recommendations on continuing education programs to be provided to the Board and Board committees. Additionally, Board members generally perform a site visit to an SCI facility on an annual basis either individually or in teams.

Executive Sessions

At the end of every regularly scheduled Board meeting, the Board meets in an executive session attended only by the non-management directors without management present. The Lead Independent Director chairs these executive sessions. Shareholders and other interested parties may communicate to the Lead Independent Director any concerns that they wish to make known to the non-management directors, by using the following address: Service Corporation International, Lead Independent Director c/o Office of Corporate Secretary, 1929 Allen Parkway, Houston, TX 77019, or by email to leaddirector@sci-us.com.

Board Committees

As part of its annual Board and committee evaluation process, the Board reviews its committee structure and committee responsibilities to ensure that matters important to SCI have the appropriate focus, and to ensure the effectiveness of each committee's role. Currently, the Board has four standing committees. The Board has adopted a written charter for each of these committees, which are available on SCI's website at www.sci-corp.com in the "Corporate Governance" section. Information about each of these committees is provided below:

AUDIT COMMITTEE



Chair: Victor L. Lund
Other members: Alan R. Buckwalter, Clifton H. Morris, Jr.
Meetings in 2015: Seven

"In 2015, our focus included oversight of the implementation of new accounting and financial systems, as well as financial and cybersecurity initiatives."

Victor L. Lund

Each member of the Audit Committee meets the independence requirements of the NYSE guidelines.

Key Oversight Responsibilities
- Integrity of the financial statements
- Engagement, qualifications, independence and performance of the independent auditor
- Scope and results of the independent auditor's report
- Performance and effectiveness of our internal audit function
- Policies with respect to risk assessment and risk management
- Quality and adequacy of our internal controls
- Financial reporting activities and disclosure matters

Audit Committee in 2015
The Audit Committee met seven times in 2015, and each member of the Committee attended all of its meetings. Four of the meetings were focused primarily on our quarterly financial reports and our related earnings releases. At each of these meetings, the Committee reviews the documents in depth as well as reviews the independent auditors report. The Committee regularly meets with the independent auditors outside the presence of management and also meets regularly with individual members of management to discuss relevant matters. The Committee also meets with the Company's internal auditors outside the presence of management. The Committee also performs quarterly reviews of any legal matters that could have a significant impact on our financial statements and plays a vital role in assessing financial risk management. The report of the Audit Committee can be found on page 27.

COMPENSATION COMMITTEE



Chair: Alan R. Buckwalter
Other members: Anthony L. Coelho, Ellen Ochoa,
John W. Mecom, Jr., Marcus A. Watts
Meetings in 2015: Five

"The Compensation Committee valued input received from investors in 2015 and made considerable effort to enhance disclosures in this proxy statement regarding areas of our compensation programs that were not clearly understood."

Alan R. Buckwalter

Each member of the Compensation Committee meets the independence requirements of the NYSE guidelines.

Functions of the Committee

- Oversees our executive compensation and benefits policies and programs
- Sets compensation for the Chairman and CEO
- Reviews and approves compensation for all other executive officers
- Determines appropriate individual and company performance measures
- Approves all executive employment contracts
- Determines and ensures compliance with SCI stock ownership guidelines for officers
- Assesses the risk of SCI's compensation programs

Compensation Committee in 2015

The Compensation Committee met five times in 2015, and each member of the Committee attended all of its meetings. The Committee devoted substantial time in its oversight of SCI's compensation programs, particularly setting compensation for our newly appointed Chairman and our Founder and Chairman Emeritus, and narrowing the benchmark peer group used for SCI's long-term performance units plan. As part of this process, the Committee spent considerable time reviewing feedback received from investors about SCI's compensation programs. The Committee's review of executive compensation matters and its decisions, including changes made in response to input from our shareholders, is discussed in the Compensation Discussion and Analysis beginning on page 29.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE



Chair: Anthony L. Coelho
Other members: Victor L. Lund, Clifton H. Morris, Jr.,
Marcus A. Watts, Edward E. Williams
Meetings in 2015: Four

"The Nominating and Corporate Governance Committee played a critical role in 2015 implementing an enhanced leadership structure of the Board with the appointment of a new Chairman and a Lead Independent Director."

Anthony L. Coelho

Each member of the Nominating and Corporate Governance Committee meets the independence requirements of the NYSE guidelines.

Key Oversight Responsibilities

- Composition of the Board and Board committees
- Identification and recruitment of new candidates for the Board
- Review process for re-nomination of current Board members and nominees recommended by shareholders
- Development of corporate governance principles and practices
- SCI's enterprise risk management function
- Succession planning for CEO and other SCI executives
- Performance evaluation of the CEO, Board and committees
- Continuing education sessions for SCI directors

Nominating and Corporate Governance Committee in 2015

The Nominating and Corporate Governance Committee met four times in 2015, and each member of the Committee attended all of its meetings. The Committee spent a considerable amount of time in reviewing and making recommendations on the Board's leadership structure which resulted in the appointment of a new Chairman and our Founder and Chairman Emeritus, as well as creating a Lead Independent Director role. In addition, the Committee recruited and recommended the nomination of Dr. Ellen Ochoa for election to the Board.

INVESTMENT COMMITTEE



Chair: Edward E. Williams
Other members: John W. Mecom, Jr., Ellen Ochoa, W. Blair Waltrip
Meetings in 2015: Four

"The Investment Committee provided continued guidance in 2015 helping to monitor and improve the structure of SCI's $4.2 billion of preneed and perpetual care trust portfolio. Additionally, we met with senior management of SCI's largest preneed insurance provider to ensure proper management of SCI's preneed funds."

Edward E. Williams

Key Oversight Responsibilities

- Coordinates management of SCI's preneed trust funds and perpetual care trust funds with independent Trustees, SCI's employee Investment Operating Committee as well as its wholly owned registered investment advisor, and a third party consultant
- Reviews the management of the trust funds, performance of the Trustees and investment manager changes made by the Trustees
- Recommends investment policies and guidelines in conjunction with the Investment Operating Committee and wholly owned registered investment advisor, and third party consultant
- Oversees SCI's primary funeral preneed insurance provider
- Oversees management of short term cash investments of SCI and funds associated with SCI's retirement plans

EXECUTIVE COMMITTEE



Chair: Thomas L. Ryan
Other members: Alan R. Buckwalter, Anthony L. Coelho, Victor L. Lund, Robert L. Waltrip, Marcus A. Watts
Meetings in 2015: None

Functions of the Committee

- Has authority to exercise many of the powers of the full Board between Board meetings.
- Is available to meet in circumstances when it is impractical to call a meeting of the full Board and there is urgency for Board discussion and decision-making on a specific issue.

Director Compensation

The following table sets forth director compensation for 2015. The table and following discussion apply to directors who are not employees (outside directors). Employees who are directors do not receive director fees or participate in director compensation.

2015 Director Compensation Table

Name	Fees Earned or Paid in Cash	Stock Awards[1]	Change in Pension Value and Nonqualified Deferred Compensation Earnings[2]	Total
Alan R. Buckwalter	$ 111,500	$ 284,400	—	$ 395,900
Anthony L. Coelho	107,000	284,400	$ 2,990	394,390
Malcolm Gillis	75,250	284,400	—	359,650
Victor L. Lund	116,000	284,400	—	400,400
John W. Mecom, Jr.	99,500	284,400	—	383,900
Clifton H. Morris, Jr.	101,000	284,400	—	385,400
Ellen Ochoa	70,250	284,400	—	354,650
W. Blair Waltrip	91,000	284,400	—	375,400
Marcus A. Watts	99,500	284,400	—	383,900
Edward E. Williams	109,000	284,400	1,152	394,552

(1) Amounts in the Stock Awards column represent the fair market value of each award on the date of grant. Specifically, the value was calculated by multiplying (i) the average of the high and low market prices of a share of common stock of SCI on the date of the grant of the stock award, by (ii) 10,000 shares, which was the number of SCI shares per award.

(2) Amounts in this column include any increases in the actuarial present values of benefits as discussed under "Directors' Retirement Plan" below.

Cash Fees

All outside directors receive a $75,000 annual cash retainer and the Committee Chairs receive a further annual cash retainer as follows: Audit Committee Chair $15,000, Compensation Committee Chair $10,000, Investment Committee Chair $10,000 and Nominating and Corporate Governance Committee Chair $7,500. For 2016, the Lead Independent Director will receive an annual cash retainer of $20,000 and the retainer for the Nominating and Corporate Governance chair will be increased to $10,000. In addition to the retainers which are paid quarterly, each outside director receives a $2,000 attendance fee for each Board or Committee meeting attended. Fees for telephonic attendance at any Board or Committee meeting are 25% of the regular fee. The total cash fees for each director are set forth in the column "Fees Earned or Paid in Cash" in the table above.

Directors may elect to defer all or any of their cash fees by participating in the Executive Deferred Compensation Plan which is described hereinafter under "Certain Information with Respect to Officers and Directors - Executive Deferred Compensation Plan." There are no Company contributions made for a director's account in the plan. The director may have deferred fees invested in the funds available under the plan. Any earnings or losses on such deferred fees are not reported in the table above.

Stock Award

Under the Amended and Restated Director Fee Plan, all outside directors receive an annual retainer of 10,000 shares of Common Stock of SCI or, at each director's option, deferred Common Stock equivalents. The award is made once a year on the date of the Annual Meeting of Shareholders and is 100% vested on the date of grant. Accordingly, each outside director received 10,000 shares of Common Stock or deferred Common

Stock equivalents on May 13, 2015. The fair market value of the award is set forth in the column "Stock Awards" in the table above. For dividends pertaining to a director's deferred Common Stock equivalents, the dividends are reinvested in additional deferred Common Stock equivalents based on the fair market value of Common Stock on the dividend record date.

Directors' Retirement Plan

Effective January 1, 2001, the Non-Employee Directors' Retirement Plan was amended such that only years of service prior to 2001 are considered for vesting purposes. Non-employee directors who served on the Board prior to that time and were participants in the plan are entitled to receive annual retirement benefits of $42,500 per year for ten years, subject to a vesting schedule, based on their years of Board service. Retirement benefits vested in 25% increments at the end of five, eight, eleven and fifteen years of credited service, except that the benefits vest completely in the event of death while the participant is still a member of the Board or in the event of a change of control of SCI (as defined in the plan). Any increases in the actuarial present values of benefits under the plan are reflected in the column "Change in Pension Value and Nonqualified Deferred Compensation Earnings" in the table above.

AUDIT COMMITTEE MATTERS

Proposal 2: Proposal to Approve the Selection of Independent Registered Public Accounting Firm

The Audit Committee of the Board of Directors of the Company has recommended PricewaterhouseCoopers LLP ("PricewaterhouseCoopers") to serve as the independent registered public accounting firm for the Company for the fiscal year ending December 31, 2016. PricewaterhouseCoopers and its predecessors have audited the Company's accounts since 1993. A representative of PricewaterhouseCoopers is expected to be present at the Annual Meeting, and such representative will have the opportunity to make a statement if he or she desires to do so and be available to respond to appropriate questions at such meeting. The Audit Committee wishes to submit the selection of PricewaterhouseCoopers for shareholders' approval at the Annual Meeting. If the shareholders do not give approval, the Audit Committee will reconsider its selection. The affirmative vote of the holders of a majority of shares represented at the Annual Meeting will be required for approval of this proposal.

> **The Board of Directors recommends that Shareholders vote "FOR" approval of the selection of PricewaterhouseCoopers LLP as the independent registered public accounting firm of the Company.**

Report of the Audit Committee

The primary purpose of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities to ensure the integrity of the Company's financial statements, the Company's compliance with legal and regulatory requirements, the independent registered public accounting firm's qualifications, independence and performance and the performance of the Company's internal audit function. The Audit Committee's functions are detailed in the section entitled "Board of Directors - Board Committees - Audit Committee" above. The Audit Committee Charter is available for viewing on SCI's home page, www.sci-corp.com, and is also available in print to any shareholder who requests it.

Each member of the Audit Committee is independent and financially literate, as defined by the New York Stock Exchange rules, and is limited to serving on no more than three audit committees of public companies. The Board of Directors has appointed, and the Audit Committee has acknowledged, Mr. Victor L. Lund, Chairman of the Audit Committee, as the Audit Committee Financial Expert as defined by the rules of the Securities and Exchange Commission.

The Audit Committee has reviewed and discussed the audited financial statements with management of the Company and with the independent registered public accounting firm. Specifically, the Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by the Public Company Accounting Oversight Board's Auditing Standard 16 (Communication with Audit Committees). The Audit Committee has also received the written disclosures in the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's independence, and has discussed with the independent registered public accounting firm their independence. The Audit Committee has also reviewed the independence of the independent registered public accounting firm considering the compatibility of non-audit services with maintaining their independence from the Company. Based on the preceding review and discussions contained in this paragraph, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2015, for filing with the Securities and Exchange Commission.

AUDIT COMMITTEE:

Victor L. Lund, Chair

Alan R. Buckwalter

Clifton H. Morris

Audit Fees and All Other Fees

The Audit Committee has adopted a policy that requires advance approval of all audit, audit-related, tax services, and other services performed by the independent registered public accounting firm. The policy permits the Audit Committee to grant pre-approval for specifically defined audit and non-audit services. All of the fees set forth below were pre-approved by the Audit Committee.

	Audit fees[1]	Audit-related fees[2]	Tax[3]	All other fees[4]	Total
2015	$5,225,693	$ —	$ 15,000	$ 3,600	$5,244,293
2014	$6,081,000	$ 260,000	$356,673	$ 3,600	$6,701,273

1 Fees associated with the annual audit of the Company's consolidated financial statements and the effectiveness of the Company's internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act, the reviews of the Company's quarterly reports on Form 10-Q, and fees related to statutory audits.

2 The audit-related services in 2014 were primarily related to an effectiveness review of certain processes and related controls.

3 Fees for tax services in 2015 were related to compliance with the Foreign Account Tax Compliance Act and in 2014 were primarily for assistance in international tax structuring.

4 Fees in both years were for research database licensing.

COMPENSATION DISCUSSION AND ANALYSIS

Proposal 3: Advisory Vote to Approve Named Executive Officer Compensation

Pursuant to SEC rules, we are asking shareholders to approve the compensation of our Named Executive Officers as disclosed in the Compensation Discussion and Analysis, the compensation tables, and any related material contained in this Proxy Statement. This proposal, commonly known as a "Say-on-Pay" proposal, gives shareholders the opportunity to endorse or not endorse our executive pay program and policies through the following resolution:

> "Resolved, that the shareholders approve the compensation of our Named Executive Officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the compensation tables and any related material contained in our Proxy Statement."

The compensation of our executive officers is based on a program that ties a substantial percentage of an executive's compensation to the attainment of financial and other performance measures that, the Board believes, promote the creation of long-term shareholder value and position the Company for long-term success. As described more fully in the Compensation Discussion and Analysis, the mix of fixed and performance-based compensation and the terms of annual and long-term incentive awards are all designed to enable the Company to attract and maintain top talent while, at the same time, creating a close relationship between performance and compensation. The Compensation Committee and the Board of Directors believe that the design of the program, and therefore the compensation awarded to Named Executive Officers under the current program, fulfills this objective.

Shareholders are urged to read this Compensation Discussion and Analysis section of this Proxy Statement, which discusses in detail how our compensation policies and procedures implement our compensation philosophy.

Although the vote is non-binding, the Compensation Committee will review the voting results in connection with their ongoing evaluation of the Company's compensation program. Approval of this proposal is subject to the approval of a majority of the holders of shares of the Company's common stock present in person or represented by proxy and entitled to vote at the Annual Meeting. Each holder of our common stock is entitled to one vote for each share held. Abstentions will have the same effect as a vote AGAINST this proposal. Broker non-votes are not counted.

> **The Board of Directors recommends a vote "FOR" advisory approval of the resolution set forth above.**

Introduction

This Compensation Discussion and Analysis has been prepared by our management and reviewed by the Compensation Committee of our Board of Directors. This discussion provides information and context regarding the compensation paid to our Chief Executive Officer, Chief Financial Officer, and the other three most highly-compensated executive officers in 2015, all of whom are collectively referred to as the "Named Executive Officers". Our Named Executive Officers (NEOs) for 2015 were:

Thomas L. Ryan	Chairman of the Board and Chief Executive Officer
Michael R. Webb	President and Chief Operating Officer
Eric D. Tanzberger	Senior Vice President Chief Financial Officer and Treasurer
Sumner J. Waring, III	Senior Vice President Operations
R. L. Waltrip	Founder and Chairman Emeritus

The Company's executive compensation policies are designed to provide aggregate compensation opportunities for our executives that are competitive in the business marketplace and that are based upon Company and individual performance. Our foremost objectives are to:

- align executive pay and benefits with the performance of the Company and shareholder returns while fostering a culture of high ethical standards and integrity; and

- attract, motivate, reward and retain the broad-based management talent required to achieve our corporate directives.

Executive Summary

Our management has a strong focus on delivering long-term profitable growth for, and returning value to, our shareholders. This long-term focus has contributed significantly to the Company's total shareholder return as seen below. Also, below is a normalized earnings per share graph and an adjusted operating cash flow graph representing the Company's 2015 performance.



Total Shareholder Return
(as of December 31, 2015 and includes reinvestment of dividends)

Source: S&P Capital IQ

2015 Company Performance



In millions, except per share amounts. Normalized earnings per share and Adjusted operating cash flow are non-GAAP financial measures. Please see Annex A for disclosures and reconciliations to the appropriate GAAP measure.

As detailed in the Q&A with our Chairman & CEO earlier in this proxy statement, the Company delivered outstanding financial results in 2015, including the following:

- Maintained position as the largest provider in the Company's industry, with 16% market share and $3 billion in revenue.
- Increased normalized earnings per share and adjusted operating cash flow before cash tax payments by 16.2% and 17.4%, respectively.
- Reported record adjusted operating cash flow of approximately $514 million and deployed $433 million to our shareholders through share buy-backs and an increasing dividend.
- Achieved a total shareholder return (TSR) of almost 100% over the last three fiscal years.

Key Features of Our Compensation Programs

Over the course of the past several years, acting in the interests of the stockholders, the Compensation Committee in conjunction with management has adjusted compensation programs toward greater performance-based compensation. In addition, we have collectively modified or eliminated certain components of our programs to better align them with prevailing standards. The following are highlights of our compensation programs, including our emphasis on pay commensurate with performance and actions taken to align aspects of our programs with evolving standards.

WHAT WE DO:	**WHAT WE DON'T DO:**
✓ *We pay for performance*. A significant portion of the compensation of our Named Executive Officers is directly linked to the Company's performance, as demonstrated in the historical payouts related to our annual and long-term incentive plans.	✗ *We do not allow tax gross-ups*. We do not provide tax gross-ups in our compensation programs, and we do not have provisions in our executive employment agreements that provide for tax gross-ups in the event of a change of control of the Company.
✓ *We require stock ownership*. We maintain stock ownership guidelines for officers and directors. Under the guidelines, an officer should retain all SCI stock acquired from grants of restricted stock and stock options (net of acquisition and tax costs and expenses) until that officer has met the stock ownership guidelines.	✗ *We do not allow hedging or pledging.* We have policies that prohibit officers and directors from hedging or pledging their SCI stock ownership.
✓ *We have a claw-back policy*. The Company maintains claw-back provisions that are triggered in certain circumstances. If triggered, the provisions provide for a claw-back of annual performance-based incentives paid in cash, stock options, restricted stock and TSR performance units.	✗ *We do not allow the repricing of stock options.*
✓ *We seek independent advice*. We engage independent consultants to review executive compensation and provide advice to the Compensation Committee.	
✓ *We have an investor outreach program*. As part of our commitment to effective corporate governance practices, we regularly engage with shareholders. We specifically discussed executive compensation along with other important topics (page 9).	

Consideration of 2015 Say-on-Pay Vote

At our annual meeting of shareholders held on May 13, 2015, 75% of the shares voted, were in favor of the proposal for an advisory vote to approve Named Executive Officer compensation ("say-on-pay" vote). These votes represented a majority of our outstanding shares. The Compensation Committee believes this result is an indication that a majority of our shareholders are satisfied with our executive compensation policies and decisions, and that our executive compensation program effectively aligns the interests of our Named Executive Officers with the interests of our shareholders. Our executive compensation program was one of the topics discussed as part of our investor outreach process in the fall of 2015 (page 9).

During this process, investors communicated support for our current philosophy and program and agreed that it is aligned with the Company's performance. The Compensation Committee considered results of the say-on-pay vote, investor feedback, input from its independent compensation consultants, and compensation benchmarking tools, in the context of the Committee's fiduciary duty to act as the directors determine is in shareholders' best interests. We will continue to consider the outcome of our "say-on-pay" vote results when determining future compensation policies and pay levels for our Named Executive Officers.

Compensation Philosophy and Process

The Company's compensation philosophy as implemented through the Compensation Committee is to align executive compensation with the performance of the Company and the individual by using several compensation components for our executives.

Our overall compensation philosophy is to target our direct compensation for executives within a competitive range of benchmark pay levels of general industry companies (the "Reference Group" see Annex B), with opportunities to exceed the target direct compensation levels through annual performance-based incentives paid in cash and through long-term performance-based incentives paid in cash and stock. However, if performance targets are not met, then the resulting performance-based award payouts will be below target levels. We believe these target levels of direct compensation are appropriate to motivate, reward, and retain our executives, each of whom has leadership talents and expertise that make them attractive to other companies. In making annual compensation decisions, the Compensation Committee reviews each executive's total compensation, as well as the compensation components, for reasonableness and comparability to market levels and the prior year's compensation.

The compensation components are designed to motivate our senior leadership to operate as a team to achieve company-wide goals. This approach serves to align the compensation of our most senior leadership team with the performance of the Company.

In November of each year, our independent consultant presents to the Compensation Committee comparative market information, including benchmarking data discussed below. For the Chairman and the CEO, the Compensation Committee is exclusively responsible for the final determination of all components of compensation, but may request input or recommendations from Company management. For other Named Executive Officers, the Compensation Committee receives additional recommendations from our CEO for all components of compensation. In the first quarter of each year, the Compensation Committee reviews the market data and recommendations and sets the compensation components of annual base salary, annual performance-based incentives and long-term incentives for that year.

Below is an overview of SCI's elements of compensation and a graph showing the percentage of the total for each element.

Elements of Executive Compensation



CEO Direct Compensation

Other Compensation 8%
Annual Base Salary 12%
Annual Performance-Based Incentive Compensation 16%
Long-Term Incentive Compensation 64%

Other NEO Direct Compensation

Other Compensation 9%
Annual Base Salary 20%
Annual Performance-Based Incentive Compensation 21%
Long-Term Incentive Compensation 50%

Over 70% of our NEOs compensation is performance-based.

Element	Description	Objective	Recent Changes
Annual Base Salary page 34	Fixed cash element of compensation established within a competitive range of benchmark pay levels	Serves to attract and retain executive talent and may vary with individual or due to marketplace competition or economic conditions	Reduced peer group for 2016 benchmark studies.
Annual Performance-Based Incentive Compensation page 34	Performance–based element of compensation tied to the attainment of performance measures. Paid in cash.	Rewards achievement of shorter term financial and operational objectives that we believe are primary drivers of our common stock price over time	A fourth performance measure (Return on Equity) was added to the Incentive Compensation Plan in 2015.
Long-Term Incentive Compensation page 37	**Stock Options** – granted at an exercise price equal to 100% of the fair market value of SCI common stock on the grant date	Rewards for the Company's stock price appreciation	
	Restricted Stock – awards are made in February each year at the same time as the stock option grants and vest at a rate of one-third per year.	Supports retention and furthers stock ownership	
	TSR Performance Units – The Performance Unit Plan measures the three-year total shareholder return ("TSR") relative to a comparator group of public companies (See Annex B)	Rewards for effective management of Company business over a multi-year period and delivering superior TSR.	Reduced peer group for 2016 comparator group.
Other Compensation page 38	**Retirement Plans** – Executive Deferred Compensation Plan and 401(k) Plan	Provide financial security for retirement	
	Perquisites and Personal Benefits – reasonable benefits as described on page 39	To enable our executives to perform their duties without distractions	

Annual Base Salaries

We target the base salary levels of our Named Executive Officers within a competitive range of benchmark pay levels defined in the competitive benchmarking study described on page 42. We believe these levels are appropriate to motivate and retain our Named Executive Officers, who each have

leadership talents and business expertise that make them attractive to other companies. In addition, when adjusting salaries, we may also consider the individual performance of the executive.

In the first quarter of 2015, the Compensation Committee made the following salary adjustments:

	2015 Salary	2014 Salary	Change	% Change
Thomas L. Ryan	$ 1,200,000	$ 1,100,000	$ 100,000	9.0%
Michael R. Webb	720,000	690,000	30,000	4.3%
Eric D. Tanzberger	540,000	520,000	20,000	3.8%
Sumner J. Waring, III	520,000	490,000	30,000	6.1%
R.L. Waltrip	952,000	952,000	—	—

The Compensation Committee made these adjustments based on consideration of benchmark pay levels for each executive and in recognition of the officers' strong performance during 2014.

Annual Performance-Based Incentives Paid in Cash

We use annual performance-based incentives paid in cash to focus our executive officers on financial and operational objectives that the Compensation Committee believes are primary drivers of our common stock price over time. In the first quarter of 2015, the Compensation Committee established the performance measures as the basis for annual performance-based incentive awards for our Named Executive Officers. In addition, the Compensation Committee established an Umbrella Program as a gateway performance metric for the incentives.

The Umbrella Program is designed to generate a performance-based bonus pool to fund award payouts determined based on the performance measures discussed below and to allow for full tax deductibility of the bonuses paid to our Named Executive Officers. The Compensation Committee set the funding for the bonus pool for 2015 as 4.0% of the Company's total consolidated revenue as reflected in the Company's financial statements, but only if the Company achieved total consolidated revenue in excess of $2.5 billion for 2015. The Compensation Committee

also established individual shares of the bonus pool for each executive covered under the Umbrella Program, including each Named Executive Officer.

Award amounts that may be paid under the Umbrella Program are subject to the Compensation Committee's authority to reduce, but not increase, the amount of the actual cash amount earned and payable to each designated participant. With regard to award amounts calculated under the performance measures discussed above, the Compensation Committee may elect to increase or decrease the award amount in its sole discretion; provided, however, that the amount determined under such performance measures shall not exceed the amount determined under the Umbrella Program. Further, in the event the amount calculated under such performance measures is lower than the amount calculated under the Umbrella Program, the Compensation Committee intends to reduce the amount payable under the Umbrella Program to not exceed the award amount calculated under such performance measures.

Below are the Company's 2015 performance metrics compared to the 2015 targets for annual performance-based incentive awards.



The Compensation Committee believes it is appropriate to exclude certain non routine items from performance metrics to encourage appropriate decision making regarding operational and capital deployment. The 2015 performance measures discussed below are similar to the performance measures utilized in 2014.

- Normalized Earnings Per Share, which we calculate by applying a 37.9% effective tax rate to the Company's calculation of its reported diluted earnings per share and further adjusting to exclude the items listed below.

- Normalized Free Cash Flow Per Share, which we calculate by (1) adjusting reported cash flows from operating activities to exclude the cash impact of the items listed below, (2) deducting forecasted capital improvements at existing facilities and capital expenditures to develop cemetery property, (3) utilizing the forecasted amounts of cash taxes paid in 2015 that relate to normal operating activities, and (4) dividing the result by the reported diluted number of shares outstanding in 2015.

Excluded Items

The Compensation Committee may consider the impact of any of these excluded items at its discretion in determining final incentives paid.

1. Litigation costs and/or settlements exceeding $5 million for an individual class of legal cases and any cash payments made related to such costs and/or settlements
2. Special accounting, tax, or restructuring charges
3. The cumulative effect of any changes in tax or accounting principles
4. Any extraordinary gain or loss or correction of an error

5. Any gain, loss, or impairment charge recorded in association with the sale or potential sale of a business and/or real estate or any impairment(s) related to the evaluation of goodwill, intangible assets, long-lived assets, or loss contracts
6. Charges related to opening, closing, or relocation of market support centers or other overhead centers and any cash payments made related to such charges
7. The gain or loss associated with the early extinguishment of debt and any cash payments made related to early extinguishment to the extent such payments are included in reported cash flows from operating activities
8. Accounting charges or expenses relating to acquisitions and dispositions, system conversions and/or implementations, and/or transitions of major vendors or suppliers of the Company and any cash payments made related to such charges or expenses
9. Currency gains or losses
10. Income taxes recorded and/or paid related to taxable gains on the sale of businesses or real estate closed in 2015, or sales closed in any year with taxes recorded and/or paid in 2015
11. Income taxes and interest recorded and/or paid associated with federal, state, or provincial tax audit settlements.

- Comparable Preneed Production, which we define as the percentage of prior year in combined total preneed funeral sales production and total preneed cemetery sales production at comparable same-store locations in mixed currency dollars.

- Return on Equity is calculated as net income divided by average equity. Net income is calculated using normalized net income as defined above in the Normalized Earnings Per Share performance measure.

Average equity is defined as the sum of Adjusted Prior Year Equity and Adjusted Current Year Equity divided by two. Adjusted equity excludes other comprehensive income and adjusted current year equity is inclusive of the adjustments defined for

Normalized Earnings Per Share, net of tax, minus any estimated amount of share repurchases. In certain future years when applicable, we may not use Return on Equity as a performance metric if certain events happen outside routine business activities.

The target award opportunities for the Named Executive Officers for 2015 under the performance measures discussed were as follows:

	Target Award Opportunity (% of Base Salary)
Thomas L. Ryan	110%
Michael R. Webb	100%
Eric D. Tanzberger	75%
Sumner J. Waring, III	75%
R.L. Waltrip	100%

For 2015, we weighted each of the performance measures at 25%. The Compensation Committee established ranges for performance measures and their related payouts as a percentage of the target award for the performance period

from January 1 through December 31, 2015. We calculated awards for performance levels between threshold and target or target and maximum using straight-line interpolation.

The 2015 performance targets, SCI's actual performance, and resulting payout percentages are set forth below.

2015 Performance Targets and Actual Performance

Performance Measure	Threshold for 0% Payout[1]	Target for 100% Payout	Maximum for 200% Payout	2015 Actual Performance	2015 Performance as % of Target	Payout Percentage
Normalized Earnings per Share	$ 1.10	$ 1.20	$ 1.30	$ 1.17	87.45%	69.42%
Normalized Free Cash Flow per Share	$ 1.46	$ 1.62	$ 1.78	$ 1.72	106.47%	165.46%
Comparable Preneed Production[2]	104.00%	107.00%	110.00%	107.99%	107.00%	132.97%
Return on Equity	17.50%	19.00%	20.50%	19.36%	101.93%	124.50%

(1) Any performance above the threshold results in a payout.

(2) Expressed as a percentage of comparable 2014 performance.

As a result of the foregoing and giving effect to the weightings as described above, our NEOs received annual performance-based incentives paid in cash at 123.09% of their individual incentive targets. The actual dollar amounts of the payouts are set forth in footnote (2) to the Summary Compensation table below. The Company also exceeded the Umbrella Program's threshold metric regarding total consolidated revenue and, consistent with the Umbrella Program, the Compensation Committee reduced the amounts payable under the Umbrella Plan to the amounts payable under the performance measures as discussed above.

The Compensation Committee established each Named Executive Officer's target opportunity for 2015 to be consistent with our overall compensation philosophy

to align compensation with our performance and to motivate and retain the executive level talent. The target award opportunities were generally positioned within the mid-range of the competitive benchmark market data. If SCI achieves the performance targets established by the Compensation Committee, executive officers would receive incentive awards at this targeted level. Actual incentive awards may be higher or lower than the target levels based on SCI's performance relative to the performance goals. The range of performance goals establishes a lower threshold to achieve a minimal annual performance-based incentive but with a higher bar to achieve a payout at or near the maximum award of 200% of the targeted incentive levels. The award is based on base salary on the last day of the measurement period.

Long-Term Incentive Compensation

In February of each year, the Compensation Committee approves the long-term incentive award grants for that year. Awards granted in 2015 under our long-term incentive compensation program consisted of three types of awards to provide balance and focus for the Named Executive Officers. Specifically, the awards consist of a mix of stock options, restricted stock and TSR performance units, which are designed to ensure that appropriate focus is given to driving the Company's stock price appreciation, managing the ongoing operations and implementing strategy and ensuring superior total shareholder returns.

The Compensation Committee considered several factors in determining the total targeted value of long-term incentive compensation for Named Executive Officers, including Reference Group benchmark pay levels, the individual performance of each executive officer, the job responsibilities of each executive officer and the overall Company performance in light of the then-current economic environment. Once the total target value was established for each executive officer, we calculated and granted to the executive officer (i) the number of stock options which had a value equal to one-third of the total target value, (ii) the number of shares of restricted stock which had a value equal to one-third of the total target value, and (iii) the number of TSR performance units which had a value equal to one-third of the total target value.

We believe that the grant of significant annual equity awards further links the interests of senior management and the Company's shareholders. Therefore, the grant of stock options and the award of restricted stock are important components of annual compensation. Although the Compensation Committee does not consider current stock ownership levels in determining equity awards, we do annually review the ownership levels and progress towards established ownership guidelines, as discussed below.

Stock Options

The purpose of using stock options is to provide to executive officers a reward whose value is directly attributable to their ability to increase the value of the business and our stock price. Stock options are granted at an exercise price equal to 100% of the fair market value of SCI common stock on the grant date. Stock options vest at a rate of one-third per year and have an eight-year term.

Restricted Stock

The purpose of using restricted stock with service-based vesting provisions is to assist in retaining our executive officers and encouraging stock ownership. The restricted stock awards are made in February each year at the same time as the stock option grants and vest at a rate of one-third per year.

TSR Performance Units

The TSR performance units are intended to reward executive officers for effective management of the business over a multi-year period. In addition, the TSR performance units allow executive officers to retain or build their SCI stock ownership by providing liquidity that can be applied to taxes associated with option exercises and restricted stock vestings. The Performance Unit Plan measures the three-year total shareholder return ("TSR") relative to the public companies which are included in the Reference Group. TSR is defined as $100 invested in SCI common stock on the first day of the performance cycle, with dividends reinvested, compared to $100 invested in each of the public companies in the Reference Group, with dividend reinvestment during the same period.

The Compensation Committee believes TSR is an appropriate metric because it (i) aligns the interests of management with the interests of shareholders, and (ii) provides a useful means of comparing Company performance relative to the performance of public companies in the Reference Group. Each performance unit has a value of $1.00 and the actual payout may vary by a range of 0% to 200% of each executive's target award opportunity established by the Compensation Committee. Earned performance unit awards are settled in cash at the end of each three-year performance period. The chart below sets forth the range of payouts as a percent of a target award at various levels of relative TSR performance.

TSR Performance Unit Range of Payouts

Award Payout Level	SCI Weighted Average Total Shareholder Return Ranking Relative to Comparator Group at End of Performance Cycle	% of Target Award Paid as Incentive*
Maximum	75th Percentile or greater	200%
Target	50th Percentile	100%
Threshold	25th Percentile	25%
Below Threshold	Less than 25th Percentile	0%

*   Calculation of awards for performance levels between threshold and target or target and maximum are calculated using straight-line interpolation.

We believe superior relative performance in a down year deserves a reward, but should be limited. Therefore payouts are capped at target if SCI experiences negative TSR for a performance cycle but performs well in relation to the Reference Group.

For the 2013 — 2015 performance cycle, the closing stock price determinations as of December 31, 2012 and December 31, 2015 were used to calculate the awards due participants. For this performance cycle, the participants earned an award of 200% of the target award opportunity based on the Company's TSR greater than 97% and at the 80th percentile or better ranking relative to the reference group used in 2013.

For the 2015 — 2017 performance cycle, the Compensation Committee granted TSR performance units with performance awards ranging from 0% to 200% as set forth below in the "Grants of Plan-Based Awards" table. A target award is earned if SCI's TSR relative ranking is at the 25th percentile of the TSR of the public companies in the 2015 Reference Group.

Other Compensation

Retirement Plans

We believe that financial security during retirement can be as important as financial security before retirement. We previously maintained a Supplemental Executive Retirement Plan for Senior Officers which ceased accruing benefits in 2000. In 2005, we implemented an Executive Deferred Compensation Plan for our executive officers which includes a Company contribution for retirement.

Our Supplemental Executive Retirement Plan for Senior Officers is a non-qualified plan under which our Named Executive Officers accrued benefits until December 31, 2000. No additional benefits will accrue after 2000. Each participant is entitled at age 60 to the annual payment of the full amount of his benefit.

To help retain and recruit executive level talent, the Company maintains the Executive Deferred Compensation Plan. This plan allows for an annual retirement contribution of 7.5% of eligible compensation and a performance-based contribution targeted at 7.5%, with a range of 0% to 15% based on achievement of Company performance measures established in the first quarter of each year. These are the same performance measures described in the Annual Performance-Based Incentives Paid in Cash above. The percentages are applied to the combined eligible compensation of base salary and annual performance-based incentives paid in cash. The plan allows for individual deferral of base salary, annual performance-based incentives paid in cash, restricted stock awards and performance unit awards. The plan also allows for the restoration of Company matching contributions that are prohibited in the Company's 401(k) plan due to tax limits on contributions to qualified plans. In February 2016, the Company made the following contributions under the plan with respect to 2015 service and performance:

Name	7.5% Retirement Contribution	Performance Contribution	Total
Thomas L. Ryan	$211,857	$260,725	$472,582
Michael R. Webb	120,467	148,256	268,723
Eric D. Tanzberger	77,888	95,854	173,742
Sumner J. Waring, III	75,003	92,304	167,307
R.L. Waltrip	—	—	—

We also offer a 401(k) plan to our employees, including our executive officers. In 2000, the Company initiated the 401(k) Retirement Savings Plan for elective contributions by participants and matching contributions by the Company up to prescribed limits established by the Board of Directors and specific IRS limitations. Participants may elect to defer up to 50% of salary and bonus into the Plan subject to the annual IRS contribution limit of

$18,000 excluding the $6,000 catch-up contributions for eligible for participants age 50 and older. The Company's match ranges from 75% to 125% of employee deferrals based on their years of company service. The match is applied to a maximum of 6% of an officer's salary and annual performance-based incentive, subject to the IRS compensation limits.

Perquisites and Personal Benefits

We provide various perquisites and personal benefits to our executive officers which the Compensation Committee views as an important component of competitive compensation packages for executive officers, including:

- financial and legal planning and tax preparation — provided to officers to encourage critical document preparation and financial planning advice for effective tax and retirement planning.

- supplemental medical reimbursements — provided to officers and managing directors. The insured benefit product covers out of pocket medical expenses, exclusive of required premium contributions by participants in the Company's medical and dental plans, and is a valued benefit provided at a modest annual cost per participant.

- enhanced life insurance — executive life insurance program for officers generally covering approximately 3.5 times the executive's annual salary and bonus.

- funeral and cemetery benefits — provides

funeral/cemetery discounts for directors and officers and their immediate families, on an atneed or prearranged basis. Under the policy which was amended in February 2015, the Company provides funeral services and interment rights at discounts ranging from 25% to 75% of retail prices.

- security and transportation services — security and transportation services are provided to the Founder and Chairman Emeritus, and security services are provided to the Chairman of the Board and Chief Executive Officer.

- personal use of Company aircraft — six senior officers (two of whom are also directors) are allowed limited use of the Company's leased aircraft for personal reasons in accordance with the Company's usage policy approved by the Board of Directors.

Personal benefit amounts are not considered annual salary for bonus purposes, deferred compensation purposes or 401(k) contribution purposes.

Further Executive Compensation Practices and Policies

Provisions Regarding Claw-Backs

We have provisions for seeking the return (claw-back) from executive officers of cash incentive payments and stock sale proceeds in certain circumstances involving fraud. These provisions are for the following elements of compensation: annual performance-based incentives paid in cash, stock options, restricted stock and TSR performance units. The provisions would be triggered if the Board of Directors determines that an officer has engaged in fraud that caused, in whole or in part, a material adverse restatement of the Company's financial statements. In such an event, the Company would seek to recover from the offending officer the following:

- The actual annual performance-based incentive paid in cash to the officer, but only if the original payment would have been lower if it had been based on the restated financial results.

- The gains from sales of stock acquired under stock options realized at any time after the filing of the incorrect financial statements. (Any remaining vested and unvested stock options would be cancelled.)

- The gains from sales of restricted stock realized at any time after the filing of the incorrect financial statements. (Any remaining unvested restricted stock would be forfeited.)

- The amount of a performance unit award paid after the ending date of the period covered by the incorrect financial statements. (Any unpaid performance unit award would be forfeited.)

Securities Trading and Investment Policy

The Board of Directors maintains a policy governing directors and officers with regard to transactions involving the Company's securities, including purchases and sales of common stock. Among other things, the policy provides guidelines on trading during "trading windows," confidentiality responsibilities and reporting obligations.

Stock Ownership Guidelines and Retention Requirements - Officers

We have stock ownership guidelines for officers. Share ownership is generally achieved through open market purchases of SCI stock, shares acquired in the Company sponsored 401(k) plan, vesting of restricted stock and shares retained after exercise of stock options. An officer is required by policy to retain all SCI stock acquired from grants of restricted stock and stock options (net of acquisition and tax costs and expenses) until that officer has met the ownership guidelines. The table below sets forth our current ownership guidelines for our officers.

Title	Target Holdings (# of Shares)
Founder and Chairman Emeritus	400,000
Chairman of the Board and Chief Executive Officer	400,000
President and Chief Operating Officer	200,000
Senior Vice President	100,000
Vice President	40,000

At March 14, 2016, the Named Executive Officers had attained or exceeded their ownership guideline levels.

The following graphic represents the current holdings, excluding stock options, and an indication of the target holdings for our Named Executive Officers as of March 14, 2016 (further details are provided in the footnotes to the tables of director and officer shareholdings listed under the "Voting Securities and Principal Holders").



CEO and Named Executive Officers Shares Beneficially Owned

1,532,009	698,903	276,724	335,080	1,748,541
Thomas L. Ryan	Michael R. Webb	Eric D. Tanzberger	Sumner J. Waring, III	R. L. Waltrip

Policies on Hedging and Pledging

In 2013, we established policies to prohibit officers and directors from hedging or pledging their SCI stock ownership.

Employment Agreements; Termination Payment Arrangements

The Company has employment agreements with Messrs. Thomas L. Ryan, Michael R. Webb, Eric D. Tanzberger, Sumner J. Waring, III and R.L Waltrip. These agreements have current terms expiring December 31, 2016. Annually, the Company may extend each agreement for an additional year unless notice of nonrenewal is given by either party.

The employment agreements articulate the terms and conditions of the officers' employment with the Company including termination provisions and noncompetition obligations. Each November, we review the list of, and the terms and conditions of employment for, the Named Executive Officers and other officers with employment agreements in effect and determine whether to extend, modify or allow the agreements to expire.

In 2010, we amended our executive employment agreements to eliminate any obligation to pay tax gross ups in the event of a change of control of the Company.

For further discussion of these employment agreements, refer to "Executive Compensation Tables - Executive Employment Agreements" below.

Our employment agreements and compensation plans have historically incorporated arrangements for certain payments upon change of control of the Company and for other terminations. We believe that these arrangements have been and are necessary to attract, motivate, reward and retain the broad-based management talent required to achieve our corporate directives. In the context of a possible acquisition or merger of the Company, we believe that change-in-control provisions (i) help focus our executives on strategic alternatives that would maximize shareholder value, and (ii) provide for personal financial security, thereby reducing a concern which could be a distraction for the executive. Our change-in-control and other termination payment arrangements do not affect decisions regarding other compensation elements. We structured the terms and payout of our arrangements based upon our historical practice and competitive considerations, including advice from an independent consultant that such features were commonly used by publicly traded companies.

For further discussion of termination arrangements, refer to "Executive Compensation Tables - Potential Payments Upon Termination" below.

Compensation Policies and Practices as They Relate to Risk Management

In February 2015, we reviewed the risks arising from the Company's compensation policies and practices for its employees and made a determination that such risks are not reasonably likely to have a material adverse effect on the Company. At a meeting held February 10, 2015, the Compensation Committee reviewed and discussed compensation of Company employees, including the total potential maximum impact of the Company's variable compensation, the safeguards embodied in the compensation plans and that the compensation plans and compensation metrics do not provide incentives for management to take undue risks. The Compensation Committee reached a consensus to recommend to the Nominating and Corporate Governance Committee of our Board of Directors that it make the determination referenced above. At a meeting also held on February 10, 2015, the Nominating and Corporate Governance Committee considered the above referenced compensation information and the above referenced recommendation of the Compensation Committee. As a result, the Nominating and Corporate Governance Committee made a determination that the risks arising from the Company's compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company.

In February 2016, we followed the risk assessment process described in the preceding paragraph and again reached a determination that the risks arising from the Company's compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company.

How We Make Compensation Decisions

Role of the Compensation Committee

The Compensation Committee reviews the executive compensation program of the Company for its adequacy to attract, motivate and retain well-qualified executive officers who will maximize shareholder returns. The Compensation Committee also reviews the program for its direct and material relation to the short-term and long-term objectives of the Company and its shareholders as well as the operating performance of the Company. To carry out its role, among other things, the Compensation Committee:

- reviews appropriate criteria for establishing annual performance targets for executive compensation which are complementary to the Company's long-term strategies for growth;

- determines appropriate levels of executive compensation by annually conducting a thorough competitive evaluation, reviewing proprietary and proxy information, and consulting with and receiving advice from an independent executive compensation consulting firm;

- ensures that the Company's executive stock plan, long-term incentive plan, annual incentive compensation plan and other executive compensation plans are administered in accordance with compensation objectives; and

- approves all new equity-based compensation programs.

Compensation Committee Interlocks and Insider Participation

Board members who served on the Compensation Committee during 2015 were Messrs. Alan R. Buckwalter, III, Anthony L. Coelho, John W. Mecom, Jr., Ellen Ochoa and Marcus A. Watts. No member of the Compensation Committee in 2015 or at present was or is an officer or employee of the Company or any of its subsidiaries, or was formerly an officer of the Company or any of its subsidiaries or had any relationships requiring disclosure by the Company, except that Mr. Buckwalter had a relationship which is disclosed under the section entitled "Certain Transactions".

Role of Compensation Consultants

Compensation decisions are made by our Compensation Committee, based in part on input from independent consultants. Meridian Compensation Partners, LLC (Meridian) has served as our independent advisor on executive compensation since 2010. Meridian is retained by and reports directly to the Compensation Committee, which has the authority to approve Meridian's fees and other terms of engagement. Services performed by Meridian for the Compensation Committee during 2015 included preparation of competitive benchmarking reviews regarding the executive and director compensation, evaluation of proposed compensation programs or changes to existing programs, provision of information on current trends in executive compensation, and updates regarding applicable legislative and governance activity. Annually, the Compensation Committee reviews the fee structure and services provided by their independent consultants in order to affirm their continuation as consultants or to assist the Compensation Committee in the selection of new consultants, if appropriate.

Compensation Benchmarking Tools

In its consideration of 2015 compensation for the Named Executive Officers, the Compensation Committee reviewed a competitive benchmarking study prepared by Meridian. The benchmarking study provided market data for each of the Named Executive Officers, reflecting pay rates for similar positions among a group of general industry companies (the "Reference Group"). The Compensation Committee used the competitive benchmark study as a reference point for assessing the overall competitiveness of our executive compensation program.

At the request of the Compensation Committee, Meridian developed the 2015 Reference Group by selecting companies having revenues within a range of $1 billion to $5 billion that were participants in the Equilar Executive Compensation Survey. The Compensation Committee does not selectively choose participants within the range to be part of the reference group, but rather uses all participants within the range. The Compensation Committee believes this methodology results in an effective working range of competitive compensation benchmarks, and appropriately considers the overall complexity of SCI's business model. For example, the Company sells preneed contracts (approximately $1.1 billion in 2015) that build up our backlog but are not initially recognized or reported as revenues under GAAP. These preneed contracts are administered by the Company over long periods of time and the Company oversees the management and administration of approximately $4.2 billion in trust funds, the earnings of which are typically deferred under GAAP. In addition, executive management oversees a people centric business of nearly 24,000 employees, including approximately 5,000 preneed sales personnel whose production does not initially impact revenues under GAAP. The Compensation Committee reviews the methodology and composition of the Reference Group annually and may consider modification to the methodology or source of data, as warranted. The Compensation Committee does not think it is useful to include certain publicly-traded competitors in the Reference Group due to their relative size and or structure in comparison to the Company's, however the Compensation Committee will continue to monitor competitors for inclusion if warranted.

The Reference Group used to inform 2015 pay decisions was comprised of 214 companies set forth in Annex B, against which SCI is positioned near the median in terms of revenue, market capitalization and enterprise value.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

COMPENSATION COMMITTEE:

Alan R. Buckwalter (Chairman)   Anthony L. Coelho   John W. Mecom, Jr.

Ellen Ochoa   Marcus A. Watts

EXECUTIVE COMPENSATION TABLES

Summary Compensation Table

The following table sets forth information for the three years ended December 31, 2015 with respect to the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of the Company. The determination as to which executive officers were most highly compensated was made with reference to the amounts required to be disclosed under the "Total" column in the table reduced by the amounts in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column.

Summary Compensation Table

Name and Principal Position	Year	Salary	Restricted Stock Awards[1]	Option Awards[1]	Non-Equity Incentive Plan Compensation[2]	Change in Pension Value and Nonqualified Deferred Compensation Earnings[3]	All Other Compensation[4]	Total
Thomas L. Ryan	2015	$1,241,154	$1,674,400	$1,600,055	$ 4,784,755	$ —	$ 980,638	$10,281,002
Chairman of the Board &	2014	1,098,846	1,505,533	1,528,619	4,623,973	15,989	1,164,064	9,937,024
Chief Executive Officer	2013	1,072,428	1,446,174	1,433,289	4,794,042	—	832,390	9,578,322
Michael R. Webb	2015	746,192	683,100	652,155	2,352,230	4,498	571,859	5,010,034
President &	2014	684,231	677,055	685,705	2,406,497	32,906	684,313	5,170,707
Chief Operating Officer	2013	679,543	672,746	665,193	2,539,699	—	527,348	5,084,529
Eric D. Tanzberger	2015	559,769	381,800	365,131	1,254,504	—	380,559	2,941,763
Senior Vice President &	2014	518,846	363,765	367,939	1,262,107	9,217	476,040	2,997,914
Chief Financial Officer	2013	494,442	346,289	343,254	1,331,060	—	359,139	2,874,184
Sumner J. Waring, III	2015	538,500	340,400	326,836	1,146,041	—	370,483	2,722,260
Senior Vice President	2014	489,308	313,290	318,100	1,160,657	—	438,961	2,720,316
North American Operations	2013	474,018	305,100	302,828	1,179,919	—	327,516	2,589,381
R.L. Waltrip	2015	988,616	—	—	2,571,793	—	264,577	3,824,986
Founder & Chairman	2014	952,000	637,023	645,566	2,760,118	—	332,142	5,326,849
Emeritus	2013	951,966	642,236	635,792	3,081,178	—	390,362	5,701,534

(1)   The Restricted Stock Awards and Option Awards columns set forth the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. The assumptions made for the valuation of the awards are set forth in note 13 to the consolidated financial statements included in the SCI 2015 Annual Report on Form 10-K.

(2) The Non-Equity Incentive Plan Compensation is composed of the following:

	Year	Annual Performance Based Incentive Paid in Cash	TSR Performance Units[a]	Total Non-Equity Incentive Plan Compensation
Thomas L. Ryan	2015	$ 1,624,755	$ 3,160,000	$ 4,784,755
	2014	1,743,973	2,880,000	4,623,973
	2013	2,354,042	2,440,000	4,794,042
Michael R. Webb	2015	886,230	1,466,000	2,352,230
	2014	994,497	1,412,000	2,406,497
	2013	1,353,699	1,186,000	2,539,699
Eric D. Tanzberger	2015	498,504	756,000	1,254,504
	2014	562,107	700,000	1,262,107
	2013	739,060	592,000	1,331,060
Sumner J. Waring, III	2015	480,041	666,000	1,146,041
	2014	538,657	622,000	1,160,657
	2013	661,919	518,000	1,179,919
R.L. Waltrip	2015	1,171,793	1,400,000	2,571,793
	2014	1,372,118	1,388,000	2,760,118
	2013	1,895,178	1,186,000	3,081,178

(a) TSR Performance Units for 2015 related to the performance period of 2013-2015. TSR Performance Units for 2014 related to the performance period of 2012-2014. TSR Performance Units for 2013 related to the performance period of 2011-2013.

(3) This column sets forth the change in the actuarial present value of each executive's accumulated benefit in 2015, 2014 and 2013 for the Supplemental Executive Retirement Plan for Senior Officers. The assumptions made for quantifying the present value of the benefits are set forth in note 14 to the consolidated financial statements included in the SCI 2015 Annual Report on Form 10-K.

(4) All Other Compensation includes the following:

2015 All Other Compensation

Name	Contributions To Deferred Compensation Plan[a]	Contributions to 401(k) Plan[a]	Life Insurance Related[b]	Perquisites and Other Personal Benefits[c]	Total All Other Compensation
Thomas L. Ryan	$ 729,382	$ 19,875	$ 13,813	$ 217,568[d]	$ 980,638
Michael R. Webb	421,325	19,875	17,462	113,197[e]	571,859
Eric D. Tanzberger	263,332	19,875	3,693	93,659[f]	380,559
Sumner J. Waring, III	250,161	19,875	3,519	96,928[g]	370,483
R.L. Waltrip	—	19,875	12,462	232,240[h]	264,577

(a) The amounts represent contributions by the Company to the accounts of executives in the plans identified in the table. With respect to the Deferred Compensation Plan, the amounts may include three components: (i) base retirement contribution for 2014, (ii) performance contribution for 2014, and (iii) a restoration match for 2015.

(b) The amounts represent payment for term life insurance premiums or supplemental life insurance.

(c) The amounts represent the incremental cost to the Company to provide perquisites and other personal benefits. With respect to personal use of the Company's leased aircraft, the cost includes the average cost of fuel used, direct costs incurred such as flight planning services and food, and an hourly charge for maintenance of engine and airframe. With respect to medical reimbursement, the Company pays to the executive the medical expenses he incurs which are not reimbursed to the executive by the Company's health insurance.

(d) For Mr. Ryan, includes $174,580 for personal use of aircraft, $29,268 for guard and alarm services at his residence, as well as costs regarding medical reimbursement, and tax and financial planning.

(e) For Mr. Webb, includes $96,977 for personal use of aircraft, as well as costs regarding medical reimbursement and tax and financial planning.

(f) For Mr. Tanzberger, includes $68,493 for personal use of aircraft, as well as costs regarding medical reimbursement and tax and financial planning.

(g) For Mr. Waring, includes $81,508 for personal use of aircraft, as well as costs regarding medical reimbursement and tax and financial planning.

(h) For Mr. Waltrip, includes $65,368 for personal use of aircraft, $98,786 for guard and alarm services at his residence, $31,590 for use of an automobile, as well as costs regarding medical reimbursement, tax and financial planning, and employee driving services.

Grants of Plan-Based Awards

The following table sets forth plan-based awards granted in 2015 with the four lines pertaining to:

- First line - Annual Performance-Based Incentives Paid in Cash
- Second line - TSR Performance Units
- Third line - Restricted Stock
- Fourth line - Stock Options

Grants of Plan-Based Awards

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards				All Other Restricted Stock Awards: Number of Shares of Stock	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards ($/Sh)	Closing Market Price on Date of Grant ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Performance units(#)	Threshold ($)	Target ($)	Maximum ($)					
Thomas L. Ryan	2/10/2015		$ 1	$1,320,000	$2,640,000					
	2/10/2015	1,850,000	462,500	1,850,000	3,700,000					
	2/10/2015					72,800				$1,674,400
	2/10/2015						422,000	$ 23.00	$23.03	1,600,055
Michael R. Webb	2/10/2015		1	720,000	1,440,000					
	2/10/2015	756,000	189,000	756,000	1,512,000					
	2/10/2015					29,700				683,100
	2/10/2015						172,000	23.00	23.03	652,155
Eric D. Tanzberger	2/10/2015		1	405,000	810,000					
	2/10/2015	422,000	105,500	422,000	844,000					
	2/10/2015					16,600				381,800
	2/10/2015						96,300	23.00	23.03	365,131
Sumner J. Waring, III	2/10/2015		1	390,000	780,000					
	2/10/2015	378,000	94,500	378,000	756,000					
	2/10/2015					14,800				340,400
	2/10/2015						86,200	23.00	23.03	326,836
R.L. Waltrip	2/10/2015		1	952,000	1,904,000					
	2/10/2015	—	—	—	—					
	2/10/2015					—				—
	2/10/2015						—	—	—	—

The material terms of each such element of compensation are described previously in the "Compensation Discussion and Analysis."

The TSR Performance Units are settled in cash at the end of a three-year performance period. In addition, the TSR Performance Units provide for pro rata vesting in the event of (i) death, (ii) disability, (iii) in the discretion of the Compensation Committee, retirement at age 60 with ten years of service or retirement at age 55 with 20 years of service, or (iv) termination by the Company not for cause. The pro rata vesting is determined by the number of months of service by the executive during the three-year performance period, divided by 36 (which is the number of months in a performance period). For a change of control of the Company, the TSR Performance Units vest 100% and will be paid at target.

The restricted stock grants and stock option grants vest one-third per year. In addition, the restricted stock grants and stock option grants vest 100% in the event of (i) death, (ii) disability, (iii) in the discretion of the Compensation Committee, retirement at age 60 with ten years of service or retirement at age 55 with 20 years of service, (iv) termination by the Company not for cause, or (v) a change of control of the Company.

Holders of restricted stock receive dividend payments at the same rate as holders of outstanding shares of SCI common stock.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information concerning unexercised options and restricted stock that has not vested as of the end our last completed fiscal year.

Outstanding Equity Awards at Fiscal Year-End 2015

Name	Option Awards				Stock Awards	
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested[4] (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Thomas L. Ryan	700,000		$ 4.1850	2/10/2017	162,067	$ 4,216,983
	434,000		7.6250	2/9/2018		
	442,000		9.0850	2/8/2019		
	387,000		11.1750	2/7/2020		
	260,000	130,000[1]	15.2550	2/12/2021		
	152,333	304,667[2]	17.4050	2/11/2022		
	—	422,000[3]	23.000	2/10/2023		
Michael R. Webb	93,300		4.1850	2/10/2017	70,334	1,830,091
	202,000		7.6250	2/9/2018		
	214,000		9.0850	2/8/2019		
	189,000		11.1750	2/7/2020		
	120,666	60,334[1]	15.2550	2/12/2021		
	68,333	136,667[2]	17.4050	2/11/2022		
	—	172,000[3]	23.000	2/10/2023		
Eric D. Tanzberger	93,700		11.1750	2/7/2020	38,101	991,388
	62,266	31,134[1]	15.2550	2/12/2021		
	36,666	73,334[2]	17.4050	2/11/2022		
	—	96,300[3]	23.000	2/10/2023		
Sumner J. Waring, III	43,800		9.0850	2/8/2019	33,467	870,811
	83,300		11.1750	2/7/2020		
	54,933	27,467[1]	15.2550	2/12/2021		
	31,700	63,400[2]	17.4050	2/11/2022		
	—	86,200[3]	23.000	2/10/2023		
R.L. Waltrip	—	57,667[1]	15.2555	2/12/2021	38,434	1,000,053
	—	128,667[2]	17.4050	2/11/2022		

(1) These unexercisable options expiring 02/12/2021 vest 100% on 02/12/2016.

(2) These unexercisable options expiring 02/11/2022 vest 50% on each of 02/11/2016 and 02/11/2017.

(3) These unexercisable options expiring 02/11/2023 vest 33% on each of 02/10/2016, 02/10/2017 and 02/20/2018.

(4) The restricted stock for each person in the table vests as follows:

	Shares Vesting 03/05/2016	Shares Vesting 03/05/2017	Shares Vesting 03/05/2018
Thomas L. Ryan	84,699	53,101	24,267
Michael R. Webb	37,567	22,869	9,900
Eric D. Tanzberger	20,067	12,500	5,534
Sumner J. Waring, III	17,600	10,933	4,934
R.L. Waltrip	26,234	12,200	—

Option Exercises and Stock Vested

The following table provides information concerning each exercise of stock option and each vesting of restricted stock during the last fiscal year on an aggregated basis.

Option Exercises and Stock Vested for the Year Ended December 31, 2015

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)[1]	Value Realized on Vesting ($)[1]
Thomas L. Ryan	488,365	$ 10,265,288	99,100	$ 2,506,239
Michael R. Webb	136,000	2,289,560	46,600	1,178,514
Eric D. Tanzberger	137,100	2,339,742	23,933	605,266
Sumner J. Waring, III	99,000	1,741,680	21,034	531,950
R.L. Waltrip	984,666	15,541,058	44,867	1,134,686

(1) Includes the shares and value of restricted stock which were deferred into the Executive Deferred Compensation Plan, described hereinafter under the caption "Executive Deferred Compensation Plan", as follows: 99,100 shares with a value of $2,506,239 for Mr. Ryan, 46,600 shares with a value of $1,178,514 for Mr. Webb and 23,933 shares with a value of $605,267 for Mr. Tanzberger.

Pension Plans

Supplemental Executive Retirement Plan for Senior Officers

In 2000, we amended the Supplemental Executive Retirement Plan for Senior Officers ("SERP for Senior Officers") effective January 1, 2001. Under the amendment, no additional benefits will accrue and no employees shall become eligible to participate in the plan after 2000.

The SERP for Senior Officers is a non-qualified plan which covers certain executive officers and certain regional operating officers, including the Named Executive Officers. Benefits under the SERP for Senior Officers do not consist of compensation deferred at the election of participants.

The amounts of benefits under the plan were previously set by the Compensation Committee from time to time. The Compensation Committee previously set guidelines such that the annual benefits would generally equal a percentage (75% for the CEO and lesser percentages for the other officers) of a participant's 1997 annual base salary and target bonus, with the benefits being reduced to the extent of the participant's benefits under Social Security and the former SCI Cash Balance Plan. The participant will be entitled at age 60 to the annual payment of the full amount of his benefit; if his employment terminates earlier

than age 60, he will be entitled to the annual payment of the amount of his benefit multiplied by a fraction of which the numerator is the participant's years of service and the denominator is the number of years from the participant's hire date until he reaches age 60.

Benefit payments will be made in the form of 180 monthly installments commencing at the later of severance of employment or the attainment of age 55. Prior to retirement, if a participant dies or in the event of a change of control of the Company (as defined in the SERP for Senior Officers), the Company will promptly pay to each beneficiary or participant a lump sum equal to the present value of the benefit that the participant would have been entitled to receive if he had continued to accrue benefit service from the date of death or the date of the change of control to the date of his 65th birthday. Participants may elect to begin receiving monthly benefits at age 55, while still employed, provided the participant gives written notice at least twelve months prior to the attainment of age 55. Such installments will be reduced for early commencement to reasonably reflect the time value of money.

The following table sets forth information regarding the SERP for Senior Officers as of December 31, 2015.

Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)[1]	Payments During Last Fiscal Year ($)
Thomas L. Ryan	20	$ 160,380	$ —
Michael R. Webb	26	472,036	—
Eric D. Tanzberger	19	83,038	—
Sumner J. Waring, III	—	—	—
R. L. Waltrip	—	—	—

(1) The assumptions made for calculating the present value of accumulated benefit of the SERP for Sr. Officers are set forth in note 14 to the consolidated financial statements included in the SCI 2015 Annual Report on Form 10-K.

Executive Deferred Compensation Plan

The Executive Deferred Compensation Plan is a supplemental retirement and deferred compensation plan for executive officers. The plan allows for Company contributions, including contributions of 7.5% and performance-based contributions targeted at 7.5%, with a range of 0% to 15% based on achievement of Company performance measures established in the first quarter of each year. These are the same performance measures described in "Compensation Discussion and Analysis - Annual Performance-Based Incentives Paid in Cash." The percentages are applied to the combined eligible compensation of base salary and annual performance-based incentive paid in cash. The plan also allows for the restoration of Company matching contributions that are prohibited in the Company's 401(k) plan due to tax limits on contributions to qualified plans.

Company contributions to the plan generally vest over three years. If a participant is terminated by the Company not for cause, dies, becomes disabled, retires on or after age 60 with ten years of service or age 55 with 20 years of service, or in the event of a change of control of the Company as defined in the plan, the participant immediately vests 100% in the Company's contributions.

In addition, the plan allows for an individual participant to defer portions of his or her base salary, annual performance-based incentives paid in cash, restricted stock and TSR performance units. The participant may defer up to 80% of salary, up to 100% of restricted stock and up to 90% of the other elements of compensation. All of these amounts are 100% vested.

The following table provides information concerning contributions, earnings and other information under the Executive Deferred Compensation Plan.

Nonqualified Deferred Compensation in 2015

Name	Executive Contributions in Last FY[1] ($)	Registrant Contributions in Last FY[2] ($)	Aggregate Earnings in Last FY[3] ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE[4] ($)
Thomas L. Ryan	$ 2,720,879	$ 729,382	$ 386,138	$ —	$ 26,656,053
Michael R. Webb	1,208,400	421,325	458,650	—	14,396,891
Eric D. Tanzberger	540,849	263,332	132,020	108,950	4,948,647
Sumner J. Waring, III	63,429	250,161	(199,134)	96,751	2,930,825
R. L. Waltrip	—	—	—	—	—

(1) These executive contributions were made in 2015 and are included in the Summary Compensation Table for the year 2015 in the amounts and under the headings as follows:

| | | Non-Equity Incentive Plan Compensation | | |
	Salary	Annual Performance-Based Incentive Paid In Cash	TSR Performance Units	Restricted Stock Awards
Thomas L. Ryan	$119,500	$ 348,795	$576,000	$ 1,676,584
Michael R. Webb	43,110	198,899	282,400	683,991
Eric D. Tanzberger	32,340	56,211	70,000	382,298
Sumner J. Waring, III	31,110	32,319	—	—
R. L. Waltrip	—	—	—	—

(2) The registrant contributions are included in the Summary Compensation Table under the "All Other Compensation" column.

(3) The earnings reflect the returns of the measurement funds selected by the executives and are not included in the Summary Compensation Table.

(4) The Aggregate Balance at Last FYE includes amounts previously reported as compensation in the Summary Compensation Table for years prior to 2014 as follows:

Thomas L. Ryan	$ 15,708,837
Michael R. Webb	8,526,321
Eric D. Tanzberger	3,400,252
Sumner J. Waring, III	1,811,456
R.L. Waltrip	—

Each participant may elect measurement funds, which are based on certain mutual funds, for the purpose of crediting or debiting additional amounts to his or her account balance. A participant may change his or her measurement funds election at any time. The Compensation Committee determines which measurement funds will be available for participants. For 2015, the available measurement funds, and their respective returns, were as follows:

Fund Name	2015 Calendar Year Return
Advisor Managed Portfolio - Conservative	(1.34%)
Advisor Managed Portfolio - Moderate	(2.77%)
Advisor Managed Portfolio - Moderate Growth	(2.80%)
Advisor Managed Portfolio - Growth	(2.78%)
Advisor Managed Portfolio - Aggressive	(3.30%)
American Funds International	(4.53%)
Delaware VIP Int'l Value Equity Series	0.49%
Deutsche VIP Small Cap Index	(4.60%)
Fidelity VIP Contrafund	0.67%
Fidelity VIP Index 500	1.33%
Fidelity VIP Govt Money Market	0.03%
Fidelity VIP Mid Cap	(1.39%)
Invesco V.I. International Growth	(2.34%)
Invesco V.I. American Value Mid Cap Value	(9.13%)
Janus Aspen Enterprise Portfolio	3.75%
LVIP Baron Growth Opportunities	(4.77%)
Mainstay VP High Yield Corporate Bond	(1.57%)
MFS VIT Value Series	(0.74%)
Morgan Stanley UIF Emerging Market Debt	(1.12%)
PIMCO VIT Real Return Bond	(2.71%)
PIMCO VIT Total Return Bond	0.45%
SCI General Account Fund	3.00%
T. Rowe Price Limited-Term Bond	0.30%
T. Rowe Price Blue Chip Growth	11.05%

A participant may generally elect to receive distribution at termination in a lump sum or in installments of up to five to fifteen years. With regard to the participant's contributions, the participant may schedule other

distribution dates. For death, disability or change of control of the Company, the participant is entitled to a lump sum payment within 60 days.

Executive Employment Agreements

Current Executive Officers

The Company has employment agreements with the Named Executive Officers. These agreements have current terms expiring December 31, 2016. Annually, the Company may extend each agreement for an additional year unless notice of nonrenewal is given by either party. If such notice of nonrenewal is given by the Company or if notice is not given of the Company's decision to authorize renewal, the employment agreement will not be extended.

These agreements provide for base salaries which may be increased by the Compensation Committee in its sole discretion, and the right to participate in bonus and other compensation and benefit arrangements. As of March 14, 2016, the base salaries for Messrs. Ryan, Webb, Tanzberger, Waring and Waltrip were $1,200,000, $750,000, $550,000, $550,000 and $952,000, respectively.

Pursuant to the agreements, in the event of termination of employment due to the executive's voluntary termination, the executive will be entitled to receive (i) salary earned to the date of termination and (ii) any incentive compensation that had been determined by the Compensation Committee but not yet paid. In the event of termination of employment due to disability or death, the executive or his estate will be entitled to receive (i) his salary through the end of his employment term, and (ii) a pro rata portion (based on the portion of the year elapsed at the date of termination) of the annual performance-based incentive bonus the executive would have received if he had remained an employee through his employment term ("Pro Rated Bonus"). In the event of termination by the Company without cause, the executive will be entitled to receive (i) bi-weekly salary continuation payments based on his rate of salary for two years, (ii) Pro Rated Bonus, and (iii) continuation of health benefits for eighteen months. In the event of termination by the Company for cause, the executive will not be entitled to any further payments under the employment agreement. "Cause" includes conviction of a crime involving moral turpitude, failure to follow Company policy or directives, willful and persistent failure to attend to his duties, gross negligence or willful misconduct, and violation of his obligations under the employment agreement.

In the event of a change of control of the Company (as defined below) and the subsequent termination of the executive without cause or voluntary termination by the executive for Good Reason (as defined below) during the two years following the change of control, the executive will be entitled to the following.

- A lump sum equal to three, multiplied by the sum of the executive's annual salary plus target annual performance-based incentive bonus ("Target Bonus").
- An amount equal to his target annual performance-based incentive bonus, prorated to the date of the change of control ("Partial Bonus").
- Continuation of health benefits for eighteen months.

"Good Reason" means relocation of the executive by more than 50 miles, reduction in base salary or bonus or other compensation programs, or reduction in the executive's aggregate benefits.

In 2010, the Company amended the employment agreements to eliminate any obligations to pay tax gross ups in the event of a change of control of the Company.

Upon termination of his employment, each executive (other than Mr. R.L. Waltrip) will be subject, at the Company's option, to a non-competition obligation for a period of one year which the Company may extend for one additional year. If the Company elects to have the non-competition provisions apply, the Company will make payments to the executive during the non-competition period at a rate equal to his base salary at the time of termination, unless such termination was for cause or the executive terminates his employment (other than within twenty-four months after a change of control for certain specified reasons), in which case the executive will be bound by the non-competition provisions without the Company making the corresponding payments.

With regard to Mr. R.L. Waltrip, his employment agreement provides that he will be subject to a 10 year non-competition obligation. However, SCI will not be required to make any further payments to Mr. Waltrip for the non-competition obligation.

Change of Control

Under the employment agreements, a change in control would include any of the following:

- Any individual, entity or group acquires 20% or more of our common stock or voting securities (excluding certain acquisitions involving SCI or an SCI benefit plan or certain reorganization, merger or consolidation transactions);
- Our incumbent directors cease to constitute a majority of our directors (our incumbent directors include persons nominated by the existing Board or Executive Committee);
- Our shareholders approve certain reorganizations, mergers or consolidations; or
- Our shareholders approve certain liquidations, dissolutions or sales of substantially all assets of SCI.

However, such a reorganization, merger, consolidation or sale of assets would not constitute a change of control if:

(1) More than 60% of the surviving corporation's common stock and voting shares is owned by our shareholders (in the same proportion that our shareholders owned shares in SCI before the transaction);

(2) No person (excluding SCI, any benefit plan of SCI or the surviving corporation, and a person owning 20% of SCI common stock or voting securities before the transaction) owns 20% or more of the common stock or voting shares of the surviving corporation; and

(3) A majority of the surviving corporation's Board members were incumbent SCI directors when the transaction agreement was entered.

Equity compensation will fully vest after a change in control occurs, whereas cash related compensation requires employment termination to receive any actual payment.

Potential Payments Upon Termination

The Company has entered into certain agreements and maintains certain plans that will require the Company to provide compensation to Named Executive Officers in the event of a termination of employment. The amount of compensation payable to each Named Executive Officer in each situation is listed in the tables below. In addition, each Named Executive Officer will be entitled to receive his benefits described in the preceding tables titled "Pension Benefits" and "Nonqualified Deferred Compensation in 2015."

Executive Payments and Benefits Upon Termination as of 12/31/15

		Voluntary Termination	Involuntary Not for Cause Termination	Disability	Death	Change of Control Involuntary or Good Reason Termination
Thomas L. Ryan	Salary & Bonus	$ —	$ 4,024,755	$ 2,824,755	$ 2,824,755	$ 8,880,000
	Long Term Incentives	—	16,122,246	16,122,246	16,122,246	16,185,580
	Other Benefits	—	4,879,666	4,847,428	11,847,428	4,879,666
	Total	**—**	**25,026,667**	**23,794,429**	**30,794,429**	**29,945,246**
Michael R. Webb	Salary & Bonus	—	2,326,230	1,606,230	1,606,230	5,040,000
	Long Term Incentives	7,138,413	7,138,413	7,138,413	7,138,413	7,142,413
	Other Benefits	2,214,539	2,246,777	2,214,539	6,814,539	2,246,777
	Total	**9,352,952**	**11,711,420**	**10,959,182**	**15,559,182**	**14,429,190**
Eric D. Tanzberger	Salary & Bonus	—	1,578,504	1,038,504	1,038,504	3,240,000
	Long Term Incentives	—	3,528,985	3,528,985	3,528,985	3,536,318
	Other Benefits	—	1,255,185	1,222,947	3,972,947	1,255,185
	Total	**—**	**6,362,674**	**5,790,436**	**8,540,436**	**8,031,503**
Sumner J. Waring, III	Salary & Bonus	—	1,520,041	1,000,041	1,000,041	3,120,000
	Long Term Incentives	—	3,349,676	3,349,676	3,349,676	3,361,009
	Other Benefits	—	248,364	216,126	2,578,626	248,364
	Total	**—**	**5,118,081**	**4,565,843**	**6,928,343**	**6,729,373**
R.L. Waltrip	Salary & Bonus	—	3,075,793	2,123,793	2,123,793	6,664,000
	Long Term Incentives	5,062,637	5,062,637	5,062,637	5,062,637	4,829,304
	Other Benefits	—	22,469	—	150,000	22,469
	Total	**5,062,637**	**8,160,899**	**7,186,430**	**7,336,430**	**11,515,773**

Below is a description of the assumptions that were used in creating the tables above.

Base Salary and Annual Performance-Based Incentive Paid in Cash

The amounts of these elements of compensation are governed by the employment agreements. See "Executive Employment Agreements" herein above. At December 31, 2015, each of the employment agreements had a term expiring December 31, 2016. In addition, the meaning of "change of control" as used in the tables is set forth in the employment agreements.

Long Term Incentives: TSR Performance Units, Stock Options and Restricted Stock

The amounts pertaining to the TSR performance units, stock options and restricted stock are governed by the terms of their respective awards. See the discussion following the table "Grants of Plan-Based Awards" herein above. With respect to unvested TSR performance units, restricted stock and stock options, the tables assume that accelerated vesting for voluntary termination at retirement occurs in the discretion of the Compensation Committee at age 60 with ten years of service or at age 55 with 20 years of service.

As discussed previously, TSR performance units vest 100% upon a change of control and are paid at target. For other terminations (including death, disability, certain retirements and termination not for cause), the TSR performance units become vested pro rata, but are not paid until after the expiration of their three year periods. For purposes of the tables above, these pro rata payments are estimated based upon calculations which assume the performance period of each TSR performance unit ended December 31, 2015. Regarding the TSR performance units for the 2013-2015 performance period, the amounts reported in the columns represent the awards actually payable at the end of the three year performance period and do not represent any adjustments due to termination of employment.

For stock option amounts, the tables provide values for options which would become vested upon a termination event. The values are based upon the difference between the closing market price of SCI stock of $26.02 per share on December 31, 2015, and the actual exercise prices of the options. The amounts of unvested options and their exercise prices are set forth in the table "Outstanding Equity Awards at Fiscal Year-End 2015" herein above.

For restricted stock amounts, the tables provide values for restricted stock which would become vested upon termination events shown in the tables. The values are calculated by multiplying the unvested amounts of restricted stock by $26.02, the closing market price of SCI stock on December 31, 2015. The amounts of unvested restricted stock are set forth in the table "Outstanding Equity Awards at Fiscal Year-End 2015" herein above.

Other Benefits

The tables assume accelerated vesting of the unvested amounts pertaining to each executive's interest in the Executive Deferred Compensation Plan. For a discussion of vesting, see the discussion following the table "Nonqualified Deferred Compensation in 2015" herein above.

Under the columns "Involuntary Not for Cause Termination" and "Change of Control: Involuntary or Good Reason Termination", the tables include the Company's estimates of the value of post-retirement health benefits. These values are $32,238 annually for each of the executives, except that the values are $22,469 annually for Mr. Waltrip.

The tables include life insurance proceeds under the "Death" column as follows: $7,000,000 for Mr. Ryan, $4,600,000 for Mr. Webb, $2,750,000 for Mr. Tanzberger, $2,362,500 for Mr. Waring and $150,000 for Mr. Waltrip.

CERTAIN TRANSACTIONS

In February 2007, the Company adopted a written policy regarding "related person transactions" which are required to be disclosed under SEC rules. Generally, these are transactions that involve (i) the Company, (ii) a director, officer or 5% shareholder, or family member or affiliates, and (iii) an amount over $120,000. Under the policy, our General Counsel will review any related person transaction with our Nominating and Corporate Governance Committee or its Chairman. Then, the committee or the Chairman will make a determination whether the transaction is consistent with the best interests of the Company and our shareholders. In February 2016, the Nominating and Corporate Governance Committee, reviewed and approved the transactions reported below.

For 2015, SCI paid a total of $247,237 in compensation to Ms. Katherine Buckwalter and her husband, Mr. Bryan Bentley, in their capacities as employees of the Company. Ms. Buckwalter is the daughter of Mr. Alan R. Buckwalter, a director of the Company. In February 2016, Ms. Buckwalter resigned her position with the Company.

For 2015, SCI paid $134,268 in compensation to Mr. Kevin Mack in his capacity as an employee of the Company. Mr. Mack is the brother of Mr. Stephen M. Mack, former Senior Vice President Operations of the Company.

The family of Mr. Sumner J. Waring, III, Senior Vice President Operations, has had a relationship with SCI since 1996, when the family sold its business to SCI. In 2015, the Company leased office space through April 2016 from a company owned by Mr. Waring's mother and paid rent in the amount of $12,684 in 2015. In February 2016, the Company authorized a twelve month extension of the lease through April 2017. In addition, Mr. Waring's mother owns a company that leases funeral homes to the Company under a lease expiring in 2016 for which the Company paid rent of $200,000 in 2015. Also in February 2016, the company authorized a five year renewal of the lease.

Voting Securities and Principal Holders

The table below sets forth information with respect to any person who is known to the Company as of March 14, 2016 to be the beneficial owner of more than five percent of the Company's Common Stock.

Name and Address of Beneficial Owner	Amount Beneficially Owned	Percent of Class
FMR LLC and Abigail P. Johnson 245 Summer Street Boston, Massachusetts 02210	29,475,870[1]	15.0%
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	15,669,221[2]	8.0%
The Vanguard Group 100 Vanguard Blvd Malvern, PA 19355	12,777,714[3]	6.5%

(1) Based on a filing made by the named company on February 12, 2016, which reported sole voting power for 4,465,839 shares, shared voting power for no shares, sole investment power for 29,475,870 shares and shared investment power for no shares.

(2) Based on a filing made by the named company on January 27, 2016, which reported sole voting power for 14,807,689 shares, shared voting power for no shares, sole investment power for 15,669,221 shares and shared investment power for no shares.

(3) Based on a filing made by the named company on February 11, 2016, which reported sole voting power for 145,686 shares, shared voting power for 11,400 shares, sole investment power for 12,632,828 shares, and shared investment power for 144,886 shares.

The table below sets forth, as of March 14, 2016, the amount of the Company's Common Stock beneficially owned by each Named Executive Officer, each director and nominee for director, and all directors and executive officers as a group, based upon information obtained from such persons. Securities reported as beneficially owned include those for which the persons listed have sole voting and investment power, unless otherwise noted.

Name of Individual or Group	Shares Owned	Right to Acquire Ownership Under Options Exercisable Within 60 Days	Total	Percent of Class
Thomas L. Ryan	1,532,009	2,548,332	4,080,341	2.0%
Michael R. Webb	698,903	1,073,299	1,772,202	*
Eric D. Tanzberger	276,724	292,533	569,257	*
Sumner J. Waring, III	335,080	301,633	636,713	*
R. L. Waltrip	1,748,541[1]	122,000	1,870,541	*
Alan R. Buckwalter	114,287	—	114,287	*
Anthony L. Coelho	67,278	—	67,278	*
Victor L. Lund	190,263	—	190,263	*
John W. Mecom, Jr.	106,000	—	106,000	*
Clifton H. Morris, Jr.	188,782[2]	—	188,782	*
Ellen Ochoa	10,125	—	10,125	*
W. Blair Waltrip	1,700,676[3]	—	1,700,676	*
Marcus A. Watts	56,600	—	56,600	*
Edward E. Williams	163,890	—	163,890	*
Executive Officers and Directors as a Group (17 persons)	7,006,684	5,014,929	12,021,613	6.0%

* Less than one percent

(1) Includes 468,384 shares held in trusts under which Mr. R. L. Waltrip's three children, as trustees, share voting and investment powers; Mr. R.L. Waltrip disclaims beneficial ownership of such shares. These shares are also included in the shares owned by Mr. W. Blair Waltrip. See Footnote (4). Also includes 460,133 shares held by trusts of which Mr. R. L. Waltrip is the trustee having sole voting and investment powers.

(2) Includes 4,034 shares owned by Mr. Morris' wife. Mr. Morris disclaims beneficial ownership of such shares.

(3) Includes 468,384 shares held in trusts under which Mr. W. Blair Waltrip, his brother and his sister are trustees and have shared voting and investment power and for which Mr. W. Blair Waltrip disclaims 2/3 beneficial ownership. Also includes 107,279 shares held by other family members or trusts, of which shares Mr. W. Blair Waltrip disclaims beneficial ownership. Of the shares attributable to the trusts, 468,384 shares are also included in the shares owned by Mr. R. L. Waltrip. See Footnote (1). Also includes 69,400 shares held by a charitable foundation of which Mr. W. Blair Waltrip is President.

PROPOSAL REGARDING THE SERVICE CORPORATION EQUITY PLAN

Proposal 4: Proposal to Approve the 2016 Equity Incentive Plan

The Board of Directors of the Company has adopted, subject to approval by shareholders, the 2016 Equity Incentive Plan, effective May 11, 2016 (the "2016 Plan"). The 2016 Plan has the following important features, which evidence our commitment to making responsible equity grants:

- The 2016 Plan provides for discretionary grants of the following types of Awards to our employees (as defined below):
  - stock options that constitute incentive stock options, as defined in Section 422 of the Code ("Incentive Options"),
  - stock options that do not constitute incentive stock options, or Nonqualified stock options, as defined in Section 422 of the Code ("Nonqualified Options");
  - certain bonuses ("Bonus Awards") based on achievement of pre-established performance goals (some or all of which Bonus Awards may be paid in Common Stock);
  - the right to receive shares of common stock or cash in the future, which vest over a period of time or on the basis of achieving certain performance measures, and is payable in cash, common stock or some combination thereof ("Restricted Stock Units");
  - stock equivalent units ("Stock Equivalent Units");
  - shares of common stock that are subject to restrictions on disposition and forfeiture under certain circumstances ("Restricted Stock Awards");
  - performance awards ("Performance Grants") based on the achievement of pre-established performance goals (some or all of which Performance Grants may be paid in Common Stock); and
  - awards (which may or may not be granted in tandem with an Option) that entitle the holder to receive an amount equal to the difference between the fair market value of the shares of common stock at the time of exercise of the award and the option price and which may be settled upon exercise in shares of common stock, cash or a combination thereof ("Stock Appreciation Rights" or "SARs").
- Repricing of Incentive Options and Nonqualified Options, collectively Options, and Stock Appreciation Rights to reduce the exercise price is prohibited unless stockholder approval is obtained, subject to the limited ability to make adjustments in connection with certain recapitalization and reorganization events.

- Options and Stock Appreciation Rights must be granted with an exercise price that is not less than 100% of the fair market value on the date of grant.
- Limits are imposed on share recycling. Shares withheld or tendered to pay the exercise price of an Option or other purchase price of an award or withholding tax obligations shall not be made available for reissuance.
- In the event there is a material restatement of our financial results, the Compensation Committee has the authority to review the equity awards granted under the 2016 Plan to our Named Executive Officers and take any action it deems appropriate, including terminating the awards or requiring repayment of award proceeds to us.

We are entering into the 2016 Plan because we believe that we must retain flexibility to respond to changes in the market for top executives and offer compensation packages that are competitive with those offered by others in our industry. In addition, generally Section 162(m) of the Code does not permit publicly traded companies to take a tax deduction for compensation in excess of $1 million that is paid to the chief executive officer or any of the three other highest compensated executive officers in a calendar year, unless that compensation is paid under a performance-based plan that has been approved by the stockholders and satisfies certain other criteria. Approval of this proposal is subject to the approval of a majority of the holders of shares of our common stock present in person or represented by proxy and entitled to vote at the Annual Meeting. Each holder of our common stock is entitled to one vote for each share held. Abstentions will have the same effect as a vote AGAINST this proposal. Broker non-votes are not counted. **THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE THE 2016 PLAN.**

The following description of the 2016 Plan, as proposed to be entered into by this proposal, is qualified in its entirety by reference to the full text of the 2016 Plan, as proposed to be entered into by this proposal, which is attached to this Proxy Statement as Annex C.

Description of the 2016 Plan

Purpose

The purpose of the 2016 Plan is to provide a means whereby certain key employees of the Company and its affiliates may develop a sense of proprietorship and personal involvement in the development and financial success of the Company, and to encourage them to remain with, and devote their best efforts to, the business of the Company, thereby advancing the interests of the Company and its shareholders. The Company believes that the possibility of participation in the 2016 Plan through (i) receipt of Stock Options, (ii) the grant of Bonus Awards, (iii) the award of Restricted Stock Awards, (iv) the grant of Restricted Stock Units, (v) the grant of Stock Equivalent Units, (vi) the grant of Performance Grants, and (vii) the receipt of SARs (we collectively refer to Stock Options, Bonus Awards, Restricted Stock Awards, Restricted Stock Units, Stock Equivalent Units, Performance Grants and SARs as "Awards"), will provide key employees an incentive to perform more effectively and will assist the Company in obtaining and retaining people of outstanding training and ability.

Term

The 2016 Plan was adopted by the Board on February 9, 2016 and will be effective on May 11, 2016. No further awards may be granted under the 2016 Plan after May 11, 2026, which is ten (10) years after the 2016 Plan's effective date, and the 2016 Plan will terminate thereafter once all awards have been satisfied, exercised or expire.

Administration

The 2016 Plan is administered by the Compensation Committee of the Board of Directors (the "Committee"). The Committee is comprised solely of at least two members who are both Disinterested Persons and Outside Directors (each as defined in the 2016 Plan). No member of the Committee is eligible to participate in the 2016 Plan. All questions of interpretation and application of the 2016 Plan and Awards shall be determined by the Committee.

The Committee will have full authority, subject to the terms of the 2016 Plan, to establish rules and regulations for the proper administration of the 2016 Plan, to select the employees to whom awards are granted, and to set the date of grant, the type of award that shall be made and the other terms of the awards. When granting awards, the Committee will consider such factors as an individual's duties and present and potential contributions to our success and such other factors as the Committee may in its discretion deem relevant.

Participation

Participation in the 2016 Plan is limited to key employees ("Employees") selected by the Committee. The Company estimates approximately 100 Employees are eligible to participate in the 2016 Plan.

Shares of Stock Available For Awards

Upon approval of the 2016 Plan, a total of 13,000,000 shares of Common Stock will be available for issuance under, or in payment of, the Awards. The shares may be treasury shares or authorized but unissued shares of the Company.

In connection with the granting of a Stock Option or SAR, the number of shares of Common Stock available for issuance under the 2016 Plan shall be reduced by the number of shares of Common Stock in respect of which the Stock Option or SAR is granted or denominated. In connection with the granting of an Award that is not a Stock Option or SAR, the number of shares of Common Stock available for issuance under the 2016 Plan shall be reduced by a number of shares of Common Stock equal to the product of (i) the number of shares of Common Stock in respect of which the Award is granted and (ii) 1.5. However, Awards that by their terms do not permit settlement in shares of Common Stock shall not reduce the number of shares of Common Stock available for issuance under the 2016 Plan.

Any shares of Common Stock that are tendered by a Participant or withheld as full or partial payment of withholding or other taxes or as payment for the exercise or conversion price of an Award under the 2016 Plan shall not be added back to the number of shares of Common Stock available for issuance under the 2016 Plan.

Whenever any outstanding Stock Option or other Award (or portion thereof) expires, is cancelled or forfeited or is otherwise terminated for any reason without having been exercised or payment having been made in the form of shares of Common Stock, the number of shares of Common Stock available for issuance under the 2016 Plan shall be increased by the number of shares of Common Stock allocable to the expired, forfeited, cancelled or otherwise terminated Stock Option or other Award (or portion thereof). To the extent that any Award is forfeited, or any Stock Option or SAR terminates, expires or lapses without being exercised, the shares of Common Stock subject to such Awards will not be counted as shares delivered under the 2016 Plan. Any calculation of the number of shares which become available for issuance under the 2016 Plan based on the forgoing sentences shall reflect the share adjustment described above.

Shares of Common Stock delivered under the 2016 Plan in settlement of an Award issued or made (i) upon the assumption, substitution, conversion or replacement of outstanding awards under a plan or arrangement of an acquired entity or (ii) as a post-transaction grant under such a plan or arrangement of an acquired entity shall not reduce or be counted against the maximum number of shares of Common Stock available for delivery under the 2016 Plan, to the extent that an exemption from the stockholder approval requirements for equity compensation plans applies under the rules or listing standards of the principal national securities exchange on which the Common Stock is listed.

Awards valued by reference to Common Stock that may be settled in equivalent cash value will count as shares of Common Stock delivered to the same extent as if the Award were settled in shares of Common Stock.

The maximum number of shares of Common Stock that may be subject to Stock Options, Restricted Stock Awards, Stock Equivalent Unit awards, SARs, and Performance Grants denominated in shares of Common Stock granted to any one individual during any calendar year may not exceed 2,000,000 shares of Common Stock.

The 2016 Plan provides that the number of shares subject thereto and shares covered by Awards outstanding shall be equitably adjusted in the event of stock dividends, stock splits, or other capital adjustments before delivery by the Company of all shares subject to the 2016 Plan.

The Committee shall have the authority to adjust the performance goals (either up or down) and the level of the Performance Grant that a participant may earn under the 2016 Plan, to exclude any of the following events that occurs during a performance period: (i) asset write-downs, (ii) litigation or claim judgments or settlements, (iii) the effect of changes in tax law, accounting principles or other such laws or provisions affecting reported results, (iv) accruals for reorganization and restructuring programs, and (v) items of an unusual nature or of infrequency of occurrence or non-recurring items which we reported in the Company's income statement in the Company's annual report to shareholders for the applicable year.

Compensation Deduction Limitation

Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), generally limits to $1,000,000 per year per employee the tax deduction available to public companies for certain compensation paid to designated executives ("covered employees"). These covered employees include the Chief Executive Officer and the next four highest compensated officers of the Company.

Section 162(m)(4)(C) of the Code provides an exception from this deduction limitation for certain "performance-based compensation" if specified requirements are satisfied, including: (i) the establishment by a compensation committee comprised of outside directors of performance goals which must be met for the additional compensation to be earned, (ii) the approval of the material terms of the performance goals by the shareholders after adequate disclosure, and (iii) the certification by the compensation committee that the performance goals have been met. The 2016 Plan is designed to satisfy these statutory requirements for Incentive Options and Nonqualified Options, Bonus Awards and Performance Grants. Therefore, if the 2016 Plan is approved by shareholders, the Company anticipates being entitled to deduct an amount equal to the ordinary income reportable by each optionee on exercise of a Nonqualified Option, the early disposition of shares of stock acquired by exercise of an Incentive Option, and the payment of Bonus Awards or Performance Grants in Common Stock or in cash.

Stock Options

The Committee may designate a Stock Option as an Incentive Option or as a Nonqualified Option. The terms of each Stock Option shall be set out in a written Award Agreement which incorporates the terms of the 2016 Plan.

A Stock Option's grant price may not be less than the greater of (i) 100% of the Fair Market Value of the Common Stock on the date of grant or (ii) the per share value of the Common Stock on the date of the grant and may not be exercisable after 10 years from the date of grant. Except for adjustments for certain changes in our common stock, the Committee may not, without the approval of our stockholders, amend any outstanding Option award agreement that evidences an Option grant to lower the Option exercise price or to cancel, exchange, substitute, buyout or surrender outstanding Options in exchange for cash, other awards or Options with an exercise price that is less than the exercise price of the original Options.

If an Incentive Option is granted to an employee who then owns, directly or by attribution under the Code, stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or a subsidiary, then the term of the option will not exceed five years, and the option price will be at least 110% of the fair market value of the shares on the date that the option is granted.

Stock Options may be exercisable by written notice of exercise and payment of the grant price in cash, or in previously owned shares of Common Stock or an attestation to ownership thereof valued at Fair Market Value on the date of exercise, or in any other form of payment acceptable to the Committee. Special rules apply which limit the time of exercise of an Incentive Option following an Employee's termination of employment. The Committee may impose restrictions on the exercise of any Stock Option. In the event of a "Change of Control" (as defined in the 2016 Plan), all Stock Options or SARs shall remain exercisable until the expiration of the remaining term of such Stock Option or SAR.

Subject to the limitations described above under the section "Shares Available for Awards," the number of shares for which an Option is granted to an employee or director will be determined by the Committee.

The status of each Option granted to an employee as either an Incentive Option or a Nonqualified Option will be designated by the Committee at the time of grant. If, however, the aggregate fair market value (determined as of the date of grant) of shares with respect to which Incentive Options become exercisable for the first time by an employee exceeds $100,000 in any calendar year, the options with respect to the excess shares will be Nonqualified Options.

The Option price upon exercise may, at the discretion of the Committee, be paid by an employee in cash, other shares of common stock owned by the employee or by a combination of cash and common stock. Additionally, Stock Appreciation Rights, as described further below under the section "Stock Appreciation Rights," may be granted to employees in conjunction with Options granted under the 2016 Plan. The 2016 Plan also allows the Committee, in its discretion, to establish procedures pursuant to which an employee may affect a cashless exercise of an Option.

All Options will be evidenced by a written agreement containing provisions consistent with the 2016 Plan. The agreements will include details about the effect of termination of employment on the exercisability of the Option, any vesting or performance periods applicable to the Option and such other provisions as the Committee deems appropriate. The Committee generally has the discretion to amend outstanding Option award agreements.

An Incentive Option is not transferable other than by will or the laws of descent and distribution, and may be exercised during the employee's lifetime only by the employee or his or her guardian or legal representative. A Nonqualified Option is not transferable other than by will or the laws of descent and distribution, pursuant to a qualified domestic relations order or with the consent of Committee.

Bonus Awards

The Committee may designate certain Employees who become eligible to earn a Bonus Award if certain pre-established performance goals are satisfied. In determining which Employees shall be eligible for a Bonus Award, the Committee will consider the nature of the Employee's duties, past and potential contributions to the success of the Company and its affiliates, and such other factors as the Committee deems relevant in connection with accomplishing the purposes of the 2016 Plan.

The Committee shall determine the terms of a Bonus Award, if any, for each measurement period selected by the Committee, which shall not be greater than one year. The performance goals determined by the Committee may include, but are not limited to, increases in the following measures of performance: net profits, operating income, stock price, earnings per share, sales and/or return on equity. Before any Bonus Award may be paid, the Committee must certify in writing that the performance goal has been satisfied. The maximum amount of any Bonus Award payable to any one Employee in a single measurement period shall not exceed $15,000,000; and the maximum amount of any Bonus Awards payable to any one Employee in any calendar year shall not exceed $15,000,000. The Committee retains the discretion to make downward adjustments to Bonus Awards otherwise payable if the performance goal is attained.

The Committee intends to establish performance goals in accordance with Section 162(m) of the Code to enable the Company to deduct in full the total payment of any Bonus Award as "performance-based compensation."

Performance Grants

The Committee may designate certain Employees to become eligible to receive a Performance Grant if certain pre-established performance goals are satisfied. In determining which Employees shall be eligible for a Performance Grant, the Committee will consider the nature of the Employee's duties, past and potential contributions to the success of the Company and its affiliates, and such other factors as the Committee deems relevant in connection with accomplishing the purposes of the 2016 Plan.

The Committee shall determine the terms of a Performance Grant, if any, for each performance cycle. The performance goals determined by the Committee are limited to the following: (i) revenue and income measures (which include revenue, return or revenue growth, gross margin, income from operations, net income, net sales, earnings per share, earnings before interest, taxes, depreciation and amortization ("EBIDTA"), achievement of profit, economic value added ("EVA"), and price per share of Common Stock); (ii) expense measures (which include costs of goods sold, selling, loss or expense ratio, general and administrative expenses and overhead costs); (iii) operating measures (which include productivity, operating income, operating earnings, cash flow, funds from operations, cash from operations, after-tax operating income, market share, expenses, margins, operating efficiency); cash flow measures (which include net cash flow from operating activities and net cash flow before financing activities) and sales measures (which include customer satisfaction, sales of services, sales production, sales of funeral or cemetery merchandise or services in advance of need or at the time of need); (iv) liquidity measures (which include earnings before or after the effect of certain items such as interest, taxes, depreciation and amortization, and free cash flow); (v) leverage measures (which include debt-to-equity ratio and net debt); (vi) market measures (which include market share, stock price, growth measure, total stockholder return and market capitalization measures); (vii) return measures (which include book value, return on capital, return on net assets, return on stockholders' equity; return on assets; stockholder returns, and which may be risk-adjusted); (viii) corporate value and sustainability measures which may be objectively determined (which include compliance, safety, environmental and personnel matters); and (ix) other measures such as those relating to acquisitions or dispositions (which include proceeds from dispositions), any of which may be adjusted or measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group. Before any Performance Grant may be paid, the Committee must certify in writing that the performance goal has been satisfied. The maximum amount of any Performance Grant payable to any Employee during a performance cycle may not exceed $15,000,000. The Committee retains the discretion to make downward adjustments to Performance Grants otherwise payable if the performance goal is attained.

The Committee intends to establish performance goals in accordance with Section 162(m) of the Code to enable the Company to deduct in full the total payment of any Performance Grant as "performance-based compensation."

Restricted Stock Awards

The Committee may grant Restricted Stock Awards to certain Employees of the Company. In determining which Employees shall be eligible for a Restricted Stock Award, the Committee will consider the nature of the Employee's duties, past and potential contributions to the success of the Company and its affiliates, and such other factors as the Committee deems relevant in connection with accomplishing the purposes of the 2016 Plan.

The Committee shall determine the conditions and restrictions of a Restricted Stock Award, including forfeiture restrictions, forfeiture restriction periods, and performance criteria, if any, with respect to the Restricted Stock Award.

Restricted Stock Units

The Committee may grant Restricted Stock Units to certain Employees of the Company. In determining which Employees shall be eligible for an award of Restricted Stock Units, the Committee will consider the nature of the Employee's duties, past and potential contributions to the success of the Company and its affiliates, and such other factors as the Committee deems relevant in connection with accomplishing the purposes of the 2016 Plan.

The Committee shall determine the conditions and restrictions of an award of Restricted Stock Units, including the number of units, the terms of redemption, and the performance criteria, if any.

Stock Equivalent Units

The Committee may grant Stock Equivalent Units to certain Employees of the Company. In determining which Employees shall be eligible for an award of Stock Equivalent Units, the Committee will consider the nature of the Employee's duties, past and potential contributions to the success of the Company and its affiliates, and such other factors as the Committee deems relevant in connection with accomplishing the purposes of the 2016 Plan.

The Committee shall determine the conditions and restrictions of an award of Stock Equivalent Units, including the number of units, the terms of redemption, and the performance criteria, if any.

SARs

A Stock Appreciation Right or SAR award will entitle an employee to receive, upon the exercise of the Stock Appreciation Right, shares of common stock (valued based on the fair market value at the time of exercise), cash or a combination thereof, in the Committee's discretion, in an amount equal to the excess of the fair market value of the common stock subject to the Stock Appreciation Right as of the date of the exercise over the purchase price of the Stock Appreciation Right. If granted in tandem with an Option, the exercise of a Stock Appreciation Right will result in the surrender of the related Option, and unless otherwise provided by the Committee, the exercise of an Option will result in the surrender of a related Stock Appreciation Right, if any. Further, if a Stock Appreciation Right is not granted in tandem with an Option, subject to certain adjustments for recapitalizations and reorganization events, the exercise price of the Stock Appreciation Right will not be less than the fair market value of a share of common stock on the date the Stock Appreciation Right is granted.

The Committee may establish the term of a Stock Appreciation Right, but in no event may a Stock Appreciation Right be exercisable after ten years from the date of grant. If granted in tandem with an Option, a Stock Appreciation Right will expire no later than the related Option's expiration date. If neither the Stock Appreciation Right nor the related Option is exercised before the end of the day on which the right ceases to be exercisable, the right will be deemed to have been exercised as of that date, and payment will be made to the holder in cash.

Except for adjustments for certain changes in the common stock, the Committee may not, without the approval of our stockholders, amend any outstanding Stock Appreciation Right award agreement that evidences a Stock Appreciation Right grant to lower the Stock Appreciation Right exercise price or to cancel, exchange, substitute, buyout or surrender outstanding Stock Appreciation Rights in exchange for cash, other awards or Stock Appreciation Rights with an exercise price that is less than the exercise price of the original Stock Appreciation Right.

The Committee may establish other terms and conditions for Stock Appreciation Rights under the 2016 Plan, which will be set forth in an award agreement.

Limits on Transferability

Except as set forth above, the Awards granted under the 2016 Plan will not be transferable by Employees, except by will or under the laws of descent and distribution, and will be exercisable only during the Employee's lifetime by the Employee. The Committee may grant Awards transferable, without payment of consideration, to "immediate family members" (as defined in the 2016 Plan) of the Employee.

Recapitalization, Reorganization, Change of Control and Other Adjustments

Adjustment upon a Change in Capitalization. If we effect a subdivision or consolidation of our shares of common stock or the payment of a stock dividend on its common stock without receiving any consideration, the number of shares of common stock for an un-expired award will be adjusted accordingly. If the capitalization event increases the number of outstanding shares, the number of shares of common stock for the un-expired award will be increased proportionately, and the purchase price per share will be reduced proportionately. Similarly, if the capitalization event decreases the number of outstanding shares, the number of shares of common stock for the un-expired award will be decreased proportionately, and the purchase price per share will be increased proportionately. In the event we recapitalize, reclassify our capital stock or otherwise changes its capital structure, or a recapitalization, the number and class of shares of common stock under an un-expired award will also be adjusted appropriately to account for the recapitalization.

Adjustment upon a Change of Control. The 2016 Plan provides that, if a Change of Control (as defined in the 2016 Plan) occurs, then unless otherwise provided in an individual award agreement, the following shall occur:

- If an employee is employed by the Company on the date the Change of Control occurs and his or her employment is, within the twenty-four (24) month period commencing on the effective date of such Change of Control, involuntarily terminated, then immediately prior to such termination (i) each Award granted under this Plan to the employee shall become immediately vested and fully exercisable and any restrictions applicable to the Award shall lapse, and (ii) if the Award is an Option or SAR, the Award shall remain exercisable until the expiration of the remaining term of the Award;

- If any Award is a Performance Grant, then each of the Performance Criteria shall be deemed to be satisfied at the target payment level as of the date the Change of Control occurs. If the Performance Grant requires continued service with the Company through a designated vesting date, then such Award shall be treated in the same manner as a Restricted Stock Unit award and the Performance Grant shall be paid at the target payment level on the date or dates, as applicable, such Award becomes vested. If the Performance Grant does not require continued service with the Corporation through a designated vesting date, then such Award shall be vested and settled by the Company on the date of the Change of Control.

Other Adjustments. In the event of changes in the outstanding common stock by reason of recapitalizations, reorganizations, mergers, consolidations, combinations, split-ups, split-offs, spin-offs, exchanges or other relevant changes in capitalization or distributions to the holders of common stock occurring after an award is granted, the award (and any agreement evidencing the award) will be subject to adjustment by the Committee in its discretion, including the number and price of shares of common stock or other consideration subject to the award. In

the event of such a change in the outstanding common stock or distribution to the holders of common stock, or upon other recapitalization or reorganization events as described in the 2016 Plan, the aggregate number of shares available under the 2016 Plan and the maximum number of shares that may be subject to awards granted to any one individual may be appropriately adjusted to the extent determined necessary by the Committee.

Amendment or Termination of 2016 Plan

The Board of Directors of the Company may amend, terminate or suspend the 2016 Plan at any time, in its sole and absolute discretion; provided, however, to the extent required under applicable stock exchange rules or other applicable rules or regulations, no amendment or modification shall be made to the 2016 Plan without the approval of the Company's shareholders. To the extent required to maintain the status of any Incentive Option under the Code, no amendment that would (a) change the aggregate number of shares of Common Stock which may be issued under Incentive Options, (b) change the class of Employees eligible to receive Incentive Options, or (c) decrease the grant price for Stock Options or SARS below the Fair Market Value of the Common Stock at the time it is granted, shall be made without the approval of the Company's shareholders.

Federal Tax Consequences

This general tax discussion is intended for the information of the shareholders of the Company considering how to vote with respect to this proposal and not as tax guidance to employees who receive awards under the 2016 Plan. Different tax rules may apply to specific employees who receive awards under the 2016 Plan.

Incentive Stock Options. Incentive Options are subject to special federal income tax treatment. No federal income tax is imposed on an employee upon the grant or the exercise of an Incentive Option if the employee does not dispose of the shares acquired pursuant to the exercise within the two-year period beginning on the date the option was granted or within the one-year period beginning on the date the option was exercised, collectively, the holding period. In such event, we would not be entitled to any deduction for federal income tax purposes in connection with the grant or exercise of the option or the disposition of the shares so acquired. With respect to an Incentive Option, the difference between the fair market value of the stock on the date of exercise and the exercise price must generally be included in the employee's alternative minimum taxable income for the year in which such exercise occurs. However, if the employee exercises an Incentive Option and disposes of the shares received in the same year and the amount realized is less than the fair market value of the shares on the date of exercise, then the amount included in alternative minimum taxable income will not exceed the amount realized over the adjusted basis of the shares.

Nonqualified Options. As a general rule, no federal income tax is imposed on the employee upon the grant of a Nonqualified Option such as those under the 2016 Plan (whether or not including a Stock Appreciation Right), and we are not entitled to a tax deduction by reason of such grant. Generally, upon the exercise of a Nonqualified Option, the employee will be treated as receiving compensation taxable as ordinary income in the year of exercise in an amount equal to the excess of the fair market value of the shares of stock at the time of exercise over the option price paid for such shares. In the case of the exercise of a Stock Appreciation Right, if the employee receives the appreciation in the Stock Appreciation Right, the cash is compensation income taxable to the employee; if the employee receives the appreciation in the form of stock, the difference between the fair market value of the stock and any amount paid by the employee for the stock is taxable to the employee. Upon the exercise of a Nonqualified Option or a Stock Appreciation Right, and subject to the application of Section 162(m) of the Code as discussed below, we may claim a deduction for compensation paid at the same time and in the same amount as compensation income is recognized by the employee assuming any federal income tax reporting requirements are satisfied.

Upon a subsequent disposition of the shares received upon exercise of a Nonqualified Option or a Stock Appreciation Right, any difference between the fair market value of the shares at the time of exercise and the amount realized on the disposition would be treated as capital gain or loss. If the shares received upon the exercise of an option or a Stock Appreciation Right are transferred to the employee subject to certain restrictions, then the taxable income realized by the employee, unless the employee elects otherwise, and our tax deduction (assuming any federal income tax reporting requirements are satisfied) should be deferred and should be measured at the fair market value of the shares at the time the restrictions lapse. The restriction imposed on officers, directors and 10% stockholders by Section 16(b) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), is such a restriction during the period prescribed thereby if other shares have been purchased by such an individual within six months of the exercise of a Nonqualified Option or Stock Appreciation Right.

Restricted Stock and Restricted Stock Units. An employee who receives a Restricted Stock Award or a grant of Restricted Stock Units will not realize taxable income at the time of grant, and we will not be entitled to a deduction at that time, assuming that the restrictions constitute a substantial risk of forfeiture for federal income tax purposes. When the risk of forfeiture with respect to the stock subject to the award lapses, the employee will realize ordinary income in an amount equal to the fair market value of the shares of common stock at such time over the amount, if any, paid for the shares, and subject to Section 162(m) of the Code, we will be entitled to a corresponding deduction. All dividends and

distributions (or the cash equivalent thereof) with respect to a Restricted Stock Award paid to the employee before the risk of forfeiture lapses will also be compensation income to the employee when paid and, subject to Section 162(m) of the Code, deductible as such by us. Notwithstanding the foregoing, an employee who receives a Restricted Stock Award may elect under Section 83(b) of the Code to be taxed at the time of grant of the Restricted Stock Award based on the fair market value of the shares of common stock on the date of the award, in which case (1) subject to Section 162(m) of the Code, we will be entitled to a deduction at the same time and in the same amount, (2) dividends paid to the employee during the period the forfeiture restrictions apply will be taxable as dividends and will not be deductible by us and (3) there will be no further federal income tax consequences when the risk of forfeiture lapses. Such election must be made not later than thirty days after the grant of the Restricted Stock Award and is irrevocable.

Bonus Awards and Stock Equivalent Units. An employee who has been granted a Bonus Award or a Stock Equivalent Unit award generally will not realize taxable income at the time of grant, and we will not be entitled to a deduction at that time. Whether a Bonus Award or a Stock Equivalent Unit award is paid in cash or shares of common stock, the employee will have taxable compensation, and subject to the application of Section 162(m) of the Code as discussed below, we will have a corresponding deduction. The measure of such income and deduction will be the amount of any cash paid and the fair market value of any shares of common stock either at the time the performance award is paid or at the time any restrictions on the shares (including restrictions under Section 16(b) of the Exchange Act) subsequently lapse, depending on the nature, if any, of the restrictions imposed and whether the individual elects to be taxed without regard to any such restrictions. Any dividend equivalents paid with respect to a Bonus Award or a Stock Equivalent Unit award prior to the actual issuance of shares under the award will be compensation income to the employee and, subject to the application of Section 162(m) of the Code as discussed below, deductible as such by us.

Section 162(m) of the Code. Section 162(m) of the Code precludes a public corporation from taking a deduction for annual compensation in excess of $1 million paid to its chief executive officer or any of its three other highest paid officers. However, compensation that qualifies under Section 162(m) of the Code as "performance-based" is specifically exempt from the deduction limit. Based on Section 162(m) of the Code and the regulations issued thereunder, our ability to deduct compensation income generated in connection with the exercise of Stock Options and Stock Appreciation Rights granted by the Committee under the 2016 Plan should not be limited by Section 162(m) of the Code, provided that the 2016 Plan is approved by stockholders. Further, we believe that compensation income generated in connection with

Qualified Performance-Based Awards granted by the Committee under the 2016 Plan should not be limited by Section 162(m) of the Code. The 2016 Plan has been designed to provide flexibility with respect to whether Restricted Stock Awards granted by the Committee will qualify as performance-based compensation under Section 162(m) of the Code and, therefore, be exempt from the deduction limit. Assuming no election is made under Section 83(b) of the Code, if the lapse of the forfeiture restrictions relating to a Restricted Stock Award granted by the Committee is based solely upon the satisfaction of one of the performance criteria set forth in the 2016 Plan, then we believe that the compensation expense deduction relating to such an award should not be limited by Section 162(m) of the Code if the Restricted Stock becomes vested. However, compensation expense deductions relating to Restricted Stock Awards granted by the Committee will be subject to the Section 162(m) deduction limitation if the Restricted Stock becomes vested based upon any other criteria set forth in such award (such as the occurrence of a change of control or vesting based upon continued service with us). If the lapse of the forfeiture restrictions relating to a Stock Unit Award granted by the Committee is based solely upon the satisfaction of one of the performance criteria set forth in the 2016 Plan, then we believe that the compensation expense deduction relating to such an award should not be limited by Section 162(m) of the Code if the Stock Unit becomes vested. However, compensation expense deductions relating to Stock Unit Awards granted by the Committee will be subject to the Section 162(m) deduction limitation if the Restricted Stock Units become vested based upon any other criteria set forth in such award (such as the occurrence of a change in control or vesting based upon continued service with us).

Section 409A of the Code. Section 409A of the Code generally provides that any non-qualified deferred compensation arrangement which does not meet specific requirements regarding (1) timing of payouts, (2) advance election of deferrals or (3) restrictions on acceleration of payouts will result in immediate taxation of any amounts deferred to the extent not subject to a substantial risk of forfeiture. Failure to comply with Section 409A of the Code may result in the early taxation (plus interest) to the holder of the deferred compensation and the imposition of a 20% penalty on the holder on such deferred amounts included in the holder's income. In general, to avoid a violation of Section 409A of the Code, nonqualified deferred compensation amounts may only be paid out on a separation from service, disability, death, change-in-control, an unforeseen emergency (other than death) or a specified time (all as defined under Section 409A of the Code). Furthermore, an election to defer compensation must be made in the calendar year prior to performance of services, and any provision for accelerated payout other than for the reasons specified above may cause the

amounts deferred to be subject to early taxation and the imposition of the excise tax. It is our intention that no award under the 2016 Plan be "deferred compensation" subject to Section 409A of the Code unless and to the extent that the Committee determines otherwise. The terms and conditions governing any awards that the Committee determines will be subject to Section 409A of the Code will be set forth in an award agreement that will be drafted with the intent to comply with Section 409A of the Code.

The 2016 Plan is not qualified under Section 401(a) of the Code.

The comments set forth in the above paragraphs are only a summary of certain of the United States federal income tax consequences relating to the 2016 Plan. No consideration has been given to the effects of state, local or other tax laws on the 2016 Plan or award recipients.

Inapplicability of ERISA. Based upon current law and published interpretations, we do not believe that the 2016 Plan is subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended.

Plan Benefits

The Company is not currently able to determine the amount of Awards that will be received in the future by any of the persons eligible to receive an Award under the 2016 Plan.

Contingent Awards

On February 9, 2016, the Company has made awards under the 2016 Plan of (i) 134,130 Restricted Stock Units to employees and (ii) 827,178 Nonqualified Stock Options to employees, including 30,478 Nonqualified Stock Options to Sumner J. Waring, III, all of which awards are subject to the approval of the 2016 Plan by the shareholders of the Company at the Company's Annual Meeting of Shareholders scheduled for May 11, 2016. In the event that the shareholders of the Company do not approve the 2016 Plan on May 11, 2016 with a sufficient number of affirmative votes to meet the voting requirements for approval as set forth in the proxy statement regarding such Annual Meeting of Shareholders, then the Restricted Stock Unit Awards will automatically terminate and be null and void on such date.

> **The Board of Directors unanimously recommends a vote "FOR" the proposal to approve the adoption of the 2016 equity incentive plan.**

SHAREHOLDER PROPOSAL REGARDING A SENIOR EXECUTIVE STOCK RETENTION REQUIREMENT

Proposal 5

The International Brotherhood of Teamsters on behalf of the Teamsters General Fund, 25 Louisiana Avenue, NW, Washington DC 20001, which represents that the Teamsters General Fund is the beneficial owner of 141 shares of common stock, has given notice that it intends to present the following resolution at the annual meeting.

Resolution Proposed by Shareholder

RESOLVED: Shareholders of Service Corporation International (the "Company") urge the Compensation Committee of the Board of Directors (the "Committee") to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until reaching normal retirement age or terminating employment with the Company. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the Committee adopt a share retention percentage requirement of at least 75 percent of net after-tax shares. The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate the Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

SUPPORTING STATEMENT: Equity-based compensation is an important component of senior executive compensation at our Company. While we encourage the use of equity-based compensation for senior executives, we are concerned that our Company's senior executives are generally free to sell shares received from our Company's equity compensation plans. In our opinion, the Company's current share ownership guidelines for its senior executives do not go far enough to ensure that the Company's equity compensation plans continue to build stock ownership by senior executives over the long-term.

For example, our Company's share ownership guidelines require CEO Thomas Ryan to hold 400,000 shares. In comparison, the CEO currently owns 1,252,145 shares with a right to acquire ownership under options exercisable within 60 days of 2,863,698 shares. In other words, the CEO's total shares held are 10 times greater than the share ownership requirement. In addition, a single year of equity grants would enable the CEO to meet his "long-term" share ownership guideline. In 2014, our Company granted the CEO 86,500 stock awards and 457,000 option awards.

We believe that requiring senior executives to only hold shares equal to a set target loses effectiveness over time. After satisfying these target holding requirements, senior executives are free to sell all the additional shares they receive in equity compensation.

Our proposal seeks to better link executive compensation with long-term performance by requiring a meaningful share retention ratio for shares received by senior executives from the Company's equity compensation plans. Requiring senior executives to hold a significant percentage of shares obtained through equity compensation plans until they reach retirement age will better align the interests of executives with the interests of shareholders and the Company. A 2009 report by the Conference Board Task Force on Executive Compensation observed that such hold-through-retirement requirements give executives "an ever growing incentive to focus on long-term stock price performance as the equity subject to the policy increases" (available at *http://www.conference-board.org/pdf_free/Exec Compensation2009.pdf).*

WE URGE SHAREHOLDERS TO VOTE **FOR** THIS PROPOSAL.

The Board's Statement in Opposition

For the second year in a row, you are being asked to vote on this same topic. Last year, the proponent's nearly identical proposal received the support of less than 28% of the shares voted at our annual meeting. For the reasons discussed below, we continue to believe that the proposal is not in the best interests of the Company or its shareholders. **Accordingly, our Board unanimously recommends that you vote AGAINST Proposal 5.**

The Board of Directors agrees with the proponent that equity ownership by executive officers helps align the long-term interests of our senior executives and shareholders. We believe, however, that stock ownership and compensation programs should balance the objective of aligning the long-term interests of executives and shareholders with the need to permit executives and shareholders reasonable latitude to manage their personal financial affairs. As described further below, the Board believes that our stock ownership guidelines, together with our performance-based compensation plans and policies, successfully strike this balance, making the adoption of the current proposal unnecessary. Indeed, the inflexible anti-diversification mandate inherent in this proposal could be harmful in several respects, and put us at a significant competitive disadvantage for attracting and retaining executive officers.

We already have stock ownership requirements and our Named Executive Officers' stock ownership well exceeds these requirements.

Our executives are already subject to share ownership requirements. Our stock ownership guidelines (which are discussed further in "Compensation Discussion and Analysis - Stock Ownership Guidelines") require significant stock ownership for all of our executives. All of our Named Executive Officers own SCI stock at levels in excess of these requirements. For instance, our CEO currently holds stock in an amount equal to over 3 times the amount set forth in his stock ownership guidelines. Further, our CEO's stock holdings at February 25, 2016 had a fair market value of more than 30 times his salary. These holdings far exceed the median CEO stock ownership guideline of six times salary as discussed in a March 17, 2015 Bulletin of Towers Watson regarding stock ownership guidelines for Fortune 500 companies. We believe that our existing stock ownership guidelines already accomplish the proponent's expressed purpose of aligning executive and shareholder interests through meaningful long-term equity ownership.

Our compensation program aligns long-term interests of executives and shareholders.

Our compensation plans and policies are designed to further align the long-term interests of our executives and shareholders. The compensation of our executive officers is based on a program that ties a substantial percentage of an executive's compensation to the attainment of financial and other performance measures that, the Board believes, promote the creation of long-term shareholder value and position the Company for long-term success. As described more fully in the Compensation Discussion and Analysis, the mix of fixed and performance-based compensation and the terms of annual and long-term incentive awards are all designed to enable the Company to attract and maintain top senior executive talent while, at the same time, creating a close relationship between performance and compensation. Accordingly, we believe our compensation plans and policies, together with our existing stock ownership requirements, achieve the central objective of this shareholder proposal.

We already have prohibitions against hedging.

The Board has also adopted a broad prohibition against hedging transactions. The proponent's proposal implies either that SCI does not have this type of policy or that it should adopt an unnecessarily redundant policy. In fact, the Board's policy prohibits all executives from engaging in hedging transactions involving SCI securities and pledging SCI common stock. Therefore, the adoption of the proposal for the purpose of implementing restrictions on hedging is not necessary as this restriction is already in place and applicable to all shares owned by SCI executives whether obtained through equity compensation plans or otherwise.

Adoption of the proponent's proposal could be harmful and put us at a competitive disadvantage.

Adoption of the proponent's proposal could be harmful in several respects. While recognizing that our executive officers must have a meaningful equity stake in our Company, the Board also believes that it is important that we not place undue hardships on our executive officers and impair their ability to prudently manage their personal financial affairs, including with respect to estate planning, portfolio diversification and charitable giving. The adoption of this policy would limit our executive officers' abilities to do so. Furthermore, these rigid restrictions could in certain circumstances incentivize senior executives to resign in order to realize the value of their prior service. We believe that the type of retention policy described in this proposal is uncommon and that the adoption of this proposal would put us at a competitive disadvantage relative to our peers who do not have such restrictions.

Excessively concentrated share ownership may encourage suboptimal risk-taking.

Our Board is concerned that requiring executive officers to hold at least 75 percent of net after-tax shares acquired through our equity compensation programs prior to retirement or departure would likely result in our executive officers holding a disproportionate concentration of their assets in SCI relative to their total personal assets. This could tend to influence executive decision making and, in certain circumstances, could encourage our senior executives to cause the Company to assume excessive risk or to be excessively risk averse, to the detriment of the Company and its shareholders.

Our Compensation Committee is best suited to formulate compensation for long-term success.

We believe that our Compensation Committee of independent directors is best suited to formulate executive compensation principles and practices that discourage excessive risk-taking and promote long-term, sustainable value creation, and that it should have the flexibility to structure effective and competitive compensation policies and programs. We believe that our current mix of ownership guidelines, compensation practices and policies appropriately align the long-term interests of management and the shareholders, while also permitting our executives to prudently manage their own affairs.

For all these reasons, our Board believes this proposal is unnecessary and undesirable, and contrary to your best interests.

> **The Board of Directors recommends that Shareholders vote "AGAINST" the shareholder proposal regarding a senior executive stock retention requirement**

OTHER INFORMATION

Information About the Meeting and Voting

Q: Who is entitled to vote?
A: Shareholders of record who held common stock of SCI at the close of business on March 14, 2016 are entitled to vote at the 2016 Annual Meeting of Shareholders (the "Annual Meeting"). As of the close of business on that date, there were outstanding 194,733,984 shares of SCI common stock, $1.00 par value ("Common Stock").

Q: What are shareholders being asked to vote on?
A: Shareholders are being asked to vote on the following items at the Annual Meeting:

1. Election of four nominees to the Board of Directors.
2. Approval of PricewaterhouseCoopers LLP as SCI's independent registered public accounting firm for the 2016 fiscal year.
3. Consideration of an advisory vote to approve named executive officer compensation.
4. Proposal to approve the 2016 Equity Incentive Plan.
5. Consideration of one shareholder proposal, if presented.

The Company will also transact such other business as may properly come before the meeting. The affirmative vote of a majority of the total shares represented in person or by proxy and entitled to vote at the Annual Meeting is required for approval of each of the proposals.

Q: How do I vote my shares?
A: You can vote your shares using one of the following methods:

- Vote through the internet at www.proxyvote.com using the instructions on the proxy or voting instruction card.
- Vote by telephone using the toll-free number shown on the proxy or voting instruction card.
- Complete, sign and return a written proxy card in the pre-stamped envelope provided.
- Attend and vote at the meeting.

Internet and telephone voting are available 24 hours a day, and if you use one of those methods, you do not need to return a proxy card. Unless you are planning to vote at the meeting, your vote must be received on or before May 10, 2016.

Even if you submit your vote by one of the first three methods mentioned above, you may still vote at the meeting if you are the record holder of your shares or hold a legal proxy from the record holder. Your vote at the meeting will constitute a revocation of your earlier voting instructions.

Q: What if I want to vote in person at the Annual Meeting?
A: The Notice of Annual Meeting of Shareholders provides details of the date, time and place of the Annual Meeting, if you wish to vote in person. To attend the Annual Meeting in person, you will need proof of your share ownership and valid picture identification.

Q: How does the Board of Directors recommend voting?
A: The Board of Directors recommends voting:

- FOR each of the four nominees to the Board of Directors. Biographical information for each nominee is outlined in this Proxy Statement under "Election of Directors".
- FOR approval of PricewaterhouseCoopers LLP as SCI's independent registered public accounting firm for the 2016 fiscal year.
- FOR approval, on an advisory basis, of named executive officer compensation.
- FOR approval of the 2016 Equity Incentive Plan.
- AGAINST the shareholder proposal, if presented.

Although the Board of Directors does not contemplate that any nominee will be unable or unwilling to serve, if such a situation arises, the proxies that do not withhold authority to vote for directors will be voted for a substitute nominee(s) chosen by the Board.

Q: If I give my proxy, how will my stock be voted on other business brought up at the Annual Meeting?
A: By submitting your proxy, you authorize the persons named on the proxy card to use their discretion in voting on any other matters properly brought before the Annual Meeting. At the date hereof, SCI does not know of any other business to be considered at the Annual Meeting.

Q: Why is it important to vote via the internet or telephone, or send in my proxy card so that it is received on or before May 10, 2016?
A: The Company cannot conduct business at the Annual Meeting unless a quorum is present. A quorum will only be present if a majority of the outstanding shares of SCI common stock as of March 14, 2016 is present at the meeting in person or by proxy. It is for this reason that we urge you to vote via the internet or telephone or send in your completed proxy card(s) as soon as possible, so that your shares can be voted even if you cannot attend the meeting.

Q: Can I revoke my proxy once I have given it?
A: Yes. Your proxy, even though executed and returned, may be revoked any time prior to the time that it is voted at the Annual Meeting by a later-dated proxy or by written notice of revocation filed with the c/o Secretary, Service Corporation International, 1929 Allen Parkway, Houston, TX 77019. Alternatively, you can attend the Annual Meeting, revoke your proxy in person, and vote at the meeting itself.

Q: How will the votes be counted?
A: Each properly executed proxy received in time for the Annual Meeting will be voted as specified therein, or if a shareholder does not specify how the shares represented by his or her proxy are to be voted, they will be voted (i) for the nominees listed therein (or for other nominees as provided above), (ii) for approval of the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm, (iii) for approval on an advisory basis of named executive officer compensation, (iv) for approval of 2016 Equity Incentive Plan, and (v) against the shareholder proposal. Holders of SCI common stock are entitled to one vote per share on each matter considered at the Annual Meeting. In the election of directors, a shareholder has the right to vote the number of his or her shares for as many persons as there are to be elected as directors. Shareholders do not have the right to cumulate votes in the election of directors. Abstentions are counted towards the calculation of a quorum. An abstention has the same effect as a vote against a proposal, or in the case of the election of directors, as shares for which voting power has been withheld.

Q: What if my SCI shares are held through a bank or broker?
A: If your shares are held through a broker or bank, you will receive voting instructions from your bank or broker describing how to vote your stock. If you do not vote your shares, your broker or bank does not have the discretion to vote your shares on the proposals, except that they have the discretion to vote your shares for approval of PricewaterhouseCoopers LLP as SCI's independent registered public accounting firm for the 2016 fiscal year. A "broker non-vote" refers to a proxy that votes on one matter, but indicates that the holder does not have the authority to vote on other matters. Broker non-votes will have the following effects at our Annual Meeting: for purposes of determining whether a quorum is present, a broker non-vote is deemed to be present at the meeting; for purposes of the election of directors and other matters to be voted on at the meeting, a broker non-vote will not be counted.

Q: How does a shareholder or interested party communicate with the Board of Directors, committees or individual directors?
A: Any shareholder or interested party may communicate with the Board of Directors, any committee of the Board, the non-management directors as a group or any director, by sending written communications addressed to the Board of Directors of Service Corporation International, a Board committee, the non-management directors or such individual director or directors, c/o Secretary, Service Corporation International, 1929 Allen Parkway, Houston, TX 77019. All communications will be compiled by the Secretary of the Company and submitted to the Board of Directors (or other addressee) at the next regular Board meeting.

Q: What is the Company's Web address?
A: The SCI home page is www.sci-corp.com. At the website, the following information is available for viewing. The information below is also available in print to any shareholder who requests it.

- Bylaws of SCI
- Charters of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee
- Corporate Governance Guidelines
- Principles of Conduct and Ethics for the Board of Directors
- Code of Conduct and Ethics for Officers and Employees

Q: How can I obtain a copy of the Annual Report on Form 10-K?
A: A copy of SCI's 2015 Annual Report on Form 10-K is furnished with this proxy statement to each shareholder entitled to vote at the Annual Meeting. If you do not receive a copy of the Annual Report on Form 10-K, you may obtain one free of charge by writing to Investor Relations, P.O. Box 130548, Houston, Texas 77219-0548.

This Proxy Statement, the Notice of Annual Meeting of Shareholders and the enclosed proxy card are furnished to shareholders beginning on or about March 31, 2016.

Proxy Solicitation

In addition to solicitation by mail or internet, further solicitation of proxies may be made by mail, facsimile, telephone or oral communication following the original solicitation by directors, officers and regular employees of the Company who will not be additionally compensated therefore, or by its transfer agent. The expense of such solicitation will be borne by the Company and will include reimbursement paid to brokerage firms and other custodians, nominees and fiduciaries for their expenses in forwarding solicitation material regarding the Annual Meeting to beneficial owners. In addition, the Company has retained Innisfree M&A Incorporated to aid in the solicitation of proxies from shareholders generally in connection with the Annual meeting of Shareholders. The fee of such firm is not expected to exceed $20,000 plus per call fees and reimbursement for reasonable expenses.

Submission of Shareholder Proposals

Any proposal to be presented by a shareholder at the Company's 2017 Annual Meeting of Shareholders must be received by the Company by November 30, 2016, so that it may be considered by the Company for inclusion in its proxy statement relating to that meeting.

Pursuant to the Company's Bylaws, any holder of Common Stock of the Company desiring to bring business before the Company's 2017 Annual Meeting of Shareholders in a form other than a shareholder proposal in accordance with the preceding paragraph must give advance written notice in accordance with the Bylaws that is received by the Company, addressed to the Secretary, no earlier than January 10, 2017 and no later than January 30, 2017. Any notice pursuant to this or the preceding paragraph should be addressed to the Secretary, Service Corporation International, 1929 Allen Parkway, P.O. Box 130548, Houston, Texas 77219-0548.

To avoid unnecessary expense, please return your proxy regardless of the number of shares that you own. Simply date, sign and return the enclosed proxy in the enclosed business reply envelope. Thank you.

Service Corporation International
1929 Allen Parkway
P.O. Box 130548
Houston, Texas 77219-0548
March 31, 2016

Other Business

The Board of Directors of the Company is not aware of other matters to be presented for action at the Annual Meeting of Shareholders; however, if any such matters are properly presented for action, it is the intention of the persons named in the enclosed form of proxy to vote in accordance with their judgment.

Section 16(a) Beneficial Ownership Reporting Compliance

Based solely upon a review of Forms 3 and 4 and amendments thereto furnished to the Company during its most recent fiscal year and Forms 5 and amendments thereto furnished to the Company with respect to its most recent fiscal year, and written representations from reporting persons that no Form 5 was required, the Company believes that all required Form 3, 4 and 5 reports for transactions occurring in 2015 were timely filed.

ANNEXES

Annex A: Non-GAAP Financial Measures

We believe that the following non-GAAP financial measures provide a consistent basis for comparison between years, and better reflects the performance of our core operations. We also believe these measures help facilitate comparisons to our competitors' results.

Set forth below is a reconciliation of our non-GAAP financial measures. We do not intend for this information to be considered in isolation or as a substitute for other measures of performance prepared in accordance with GAAP.

(In Millions, except diluted EPS)

| | Twelve Months Ended December 31, | | | |
| | 2015 | | 2014 | |
	Net Income	Diluted EPS	Net Income	Diluted EPS
Net income attributable to common stockholders, as reported	$ 233.8	$ 1.14	$ 172.5	$ 0.81
After-tax reconciling items:				
Impact of divestitures and impairment charges, net	(3.1)	(0.01)	3.2	0.01
Acquisition and system transition costs	4.2	0.02	32.9	0.16
Legal defense fees and other matters	—	—	7.3	0.03
Loss on early extinguishment of debt	4.3	0.02	18.0	0.08
Tax reserve adjustments and other	3.0	0.01	3.1	0.02
Earnings from continuing operations and diluted earnings per share excluding special items (normalized EPS)	$ 242.2	$ 1.18	$ 237.0	$ 1.11
Diluted weighted average shares outstanding (in thousands)		204,450		214,200
Earnings from continuing operations and diluted earnings per share excluding special items (normalized EPS)		$ 1.18		$ 1.11
Estimated normalized EPS from FTC Divestitures		—		(0.08)
Perpetual care fund capital gain withdrawals		(0.03)		(0.04)
Adjusted Normalized EPS before non-recurring items		$ 1.15		$ 0.99

| | Twelve Months Ended December 31, | |
	2015	2014
Net cash provided by operating activities, as reported	$472.2	$317.4
Premiums paid on early extinguishment of debt	6.5	24.8
Acquisition, integration, and system transition costs	6.6	62.2
Legal defense fees and other matters	—	10.3
Excess tax benefits from share-based awards	18.1	30.1
Income tax payments associated with divestitures	—	63.8
Payments related to tax structure changes	10.5	—
Net cash provided by operating activities excluding special items (adjusted cash flow from operations)	$513.9	$508.6
Non-recurring items:		
Estimated Adjusted cash flow from operations from FTC Divestitures	—	(27.0)
Perpetual care fund capital gain withdrawals	(10.0)	(15.0)
Cash tax payments	93.0	42.0
Adjusted cash flow from operations before non-recurring items	$596.9	$508.6

Annex B: 2015 Reference Group

ABERCROMBIE & FITCH CO.	BROADRIDGE FINANCIAL SOLUTIONS, INC.	EDUCATION MANAGEMENT CORP.
ADOBE SYSTEMS INC.	BROOKDALE SENIOR LIVING INC.	EDWARDS LIFESCIENCES CORP.
ADT	BRUNSWICK CORPORATION	ENERGIZER HOLDINGS INC.
ALBEMARLE CORPORATION	C. R. BARD	EQT CORPORATION
ALLIANCE DATA SYSTEMS CORP.	CABELA'S INCORPORATED	EQUIFAX INC.
ALLIANCE ONE INTERNATIONAL	CAREFUSION CORPORATION	EQUINIX, INC.
ALLIANT ENERGY CORPORATION	CARTER'S, INC.	EQUITY RESIDENTIAL
ALLIANT TECHSYSTEMS INC.	CERNER CORPORATION	ESTERLINE TECHNOLOGIES CORP.
ALPHA NATURAL RESOURCES, INC.	CHEMTURA CORPORATION	EXELIS INC.
AMC ENTERTAINMENT INC.	CHICO'S FAS INC.	EXPRESS INC.
AMERICAN AXLE & MANUFACTURING	CHIPOTLE MEXICAN GRILL, INC.	EXTERRAN HOLDINGS, INC.
AMERICAN EAGLE OUTFITTERS, INC.	CHURCH & DWIGHT CO. INC.	FIRST AMERICAN FINANCIAL CORP.
AMERICAN TOWER CORPORATION	CIMAREX ENERGY CO.	FIRST SOLAR, INC.
AMERICAN WATER WORKS COMPANY	CINTAS CORPORATION	FISERV, INC.
AMETEK INC.	CIT GROUP INC.	FLOWERS FOODS, INC.
AMPHENOL CORPORATION	CME GROUP INC.	FLOWSERVE CORP.
ANALOG DEVICES, INC.	CNO FINANCIAL GROUP, INC.	FOSSIL GROUP, INC.
ANN INC.	COACH, INC.	FREESCALE SEMICONDUCTOR, LTD.
AO SMITH CORP.	COLFAX CORPORATION	FRONTIER COMMUNICATIONS CORP.
APOLLO EDUCATION GROUP, INC.	CONSOL ENERGY INC.	GENERAL GROWTH PROPERTIES, INC.
ARCH COAL INC.	COTY, INC.	GENESIS ENERGY LP
ARTHUR J GALLAGHER & CO.	COVANCE INC.	GENPACT LTD.
ASCENA RETAIL GROUP INC.	CROWN CASTLE INTERNATIONAL CORP.	GLOBAL PAYMENTS INC.
AUTODESK, INC.	CURTISS-WRIGHT CORPORATION	GNC HOLDINGS INC.
BELK INC.	DCP MIDSTREAM PARTNERS LP	GRAHAM HOLDINGS COMPANY
BENCHMARK ELECTRONICS INC.	DENBURY RESOURCES INC.	GREIF, INC.
BERRY PLASTICS GROUP, INC.	DENTSPLY INTERNATIONAL INC.	GROUPON, INC.
BIO-RAD LABORATORIES, INC.	DONALDSON COMPANY, INC.	H&R BLOCK, INC.
BLOOMIN' BRANDS, INC.	DST SYSTEMS INC.	HARSCO CORPORATION
BOISE CASCADE COMPANY	DSW INC.	HASBRO INC.
BON-TON STORES INC.	DYNEGY INC.	HAWAIIAN ELECTRIC INDUSTRIES INC.
BRINKER INTERNATIONAL, INC.	E*TRADE FINANCIAL CORPORATION	HB FULLER CO.
BRINKS	ECHOSTAR CORP.	HELMERICH & PAYNE, INC.

HNI CORP.	OGE ENERGY CORP.	TEMPUR SEALY INTERNATIONAL INC.
HOSPIRA INC.	OIL STATES INTERNATIONAL INC.	TERADATA CORPORATION
HSN, INC.	OLIN CORP.	TETRA TECH INC.
HUBBELL INC -CL B	ON SEMICONDUCTOR CORP.	THE ANDERSONS, INC.
HUNTINGTON BANCSHARES INC.	OUTERWALL INC.	THE BABCOCK & WILCOX COMPANY
HYATT HOTELS CORPORATION	PANERA BREAD COMPANY	THE HANOVER INSURANCE GROUP INC.
IDEX CORPORATION	PAREXEL INTERNATIONAL CORPORATION	THE NASDAQ OMX GROUP, INC.
INTERNATIONAL FLAVORS & FRAGRANCES	PAYCHEX, INC.	THE SCOTTS MIRACLE-GRO COMPANY
INTERNATIONAL GAME TECHNOLOGY	PENN NATIONAL GAMING INC.	THE WENDY'S COMPANY
INTUITIVE SURGICAL, INC.	PERKINELMER INC.	TIFFANY & CO.
IRON MOUNTAIN INC.	PINNACLE ENTERTAINMENT INC.	TIMKEN CO.
KANSAS CITY SOUTHERN	PINNACLE WEST CAPITAL CORPORATION	TORCHMARK CORPORATION
KB HOME	PITNEY BOWES INC.	TORO CO.
KEMPER CORPORATION	PLEXUS CORP.	TOTAL SYSTEM SERVICES, INC.
KEYCORP.	POLARIS INDUSTRIES, INC.	TOWER INTERNATIONAL, INC.
KINDRED HEALTHCARE INC.	POLYONE CORPORATION	TRIMBLE NAVIGATION LIMITED
LEGG MASON INC.	POPULAR, INC.	TRIPLE-S MANAGEMENT CORPORATION
LEGGETT & PLATT, INCORPORATED	PROTECTIVE LIFE CORPORATION	TUPPERWARE BRANDS CORPORATION
LENNOX INTERNATIONAL, INC.	REGENERON PHARMACEUTICALS, INC.	ULTA SALON, COSMETICS & FRAGRANCE, INC.
LITHIA MOTORS INC.	RENT-A-CENTER, INC.	UNDER ARMOUR, INC.
LPL FINANCIAL HOLDINGS INC.	REXNORD CORPORATION	UNISYS CORPORATION
M&T BANK CORPORATION	ROCKWELL COLLINS INC.	VALMONT INDUSTRIES, INC.
MAGELLAN HEALTH INC.	ROUNDY'S, INC.	VALSPAR
MARKEL CORP.	RYLAND GROUP INC.	VANTIV, INC.
MARTIN MARIETTA MATERIALS INC.	SALESFORCE.COM, INC	VECTREN CORPORATION
MCCORMICK & COMPANY, INC.	SCIENCE APPLICATIONS INT'L. CORP.	VULCAN MATERIALS COMPANY
MCDERMOTT INTERNATIONAL INC.	SCRIPPS NETWORKS INTERACTIVE, INC.	WESTLAKE CHEMICAL CORP.
MCGRAW HILL FINANCIAL, INC.	SIGMA-ALDRICH CORPORATION	WHITING PETROLEUM CORP.
MDU RESOURCES GROUP INC.	SLM CORPORATION	WILLIAMS-SONOMA INC.
MEAD JOHNSON NUTRITION COMPANY	SM ENERGY COMPANY	WISCONSIN ENERGY CORP.
MERCURY GENERAL CORPORATION	SNAP-ON INC.	WORTHINGTON INDUSTRIES, INC.
MERITOR, INC.	SONOCO PRODUCTS CO.	WPX ENERGY, INC.
MOLSON COORS BREWING COMPANY	SOUTHWESTERN ENERGY CO.	XILINX INC.
MOOG INC -CL A	SPX CORPORATION	XYLEM INC.
MSC INDUSTRIAL DIRECT CO. INC.	STERICYCLE, INC.	YRC WORLDWIDE INC.
NATIONAL FUEL GAS COMPANY	SUNEDISON, INC.	ZIMMER HOLDINGS, INC.
NEWFIELD EXPLORATION CO.	SUNPOWER CORPORATION	ZOETIS
NEWMARKET CORPORATION	SYMETRA FINANCIAL CORPORATION	
NUSTAR ENERGY L.P.	TD AMERITRADE HOLDING CORPORATION	

Annex C: Service Corporation International 2016 Equity Incentive Plan


ARTICLE I
PLAN


1.1 <u>Purpose</u>. The Service Corporation International 2016 Equity Incentive Plan (the "Plan") is intended to provide a means whereby certain Employees of the Company and its Affiliates may develop a sense of proprietorship and personal involvement in the development and financial success of the Company, and to encourage them to remain with and devote their best efforts to the business of the Company, thereby advancing the interests of the Company and its shareholders. Accordingly, the Company may grant to certain Employees Awards in the form of Incentive Stock Options, Nonqualified Stock Options, Bonus Awards, Restricted Stock Awards, Restricted Stock Units, Stock Equivalent Units, Performance Grants and SARs, subject to the terms of the Plan.

1.2 <u>Effective Date of Plan</u>. The Plan shall be effective upon May 11, 2016, if it shall have been approved by at least a majority vote of shareholders voting in person or by proxy with respect to the Plan at a duly held shareholders' meeting. No Award shall be granted pursuant to the Plan after May 11, 2026.


ARTICLE II
DEFINITIONS


The words and phrases defined in this Article shall have the meaning set out in these definitions throughout the Plan, unless the context in which any such word or phrase appears reasonably requires a broader, narrower, or different meaning.

2.1 "<u>Affiliate</u>" means any parent corporation and any subsidiary corporation. The term "parent corporation" means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company if, at the time of the action or transaction, each of the corporations other than the Company owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in the chain. The term "subsidiary corporation" means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if, at the time of the action or transaction, each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in the chain.

2.2 "<u>Award</u>" means any Bonus Award, Option, SAR, Restricted Stock Awards, Stock Equivalent Unit, Performance Grant, or Restricted Stock Unit granted, whether singly, in combination, or in tandem, to a Participant who is an Employee pursuant to such applicable terms, conditions and limitations as may be established in order to fulfill the objectives of this Plan.

2.3 "<u>Award Agreement</u>" means the written or electronic agreement provided in connection with an Award setting forth the terms and conditions of the Award. Such Agreement may contain any other provisions that the Committee, in its sole discretion, shall deem advisable which are not inconsistent with the terms of the Plan. Any Participant who is granted an Award and who does not affirmatively reject the applicable Award Agreement shall be deemed to have accepted the terms of the Award as stated in the Award Agreement.

2.4 "<u>Board of Directors</u>" or "<u>Board</u>" means the board of directors of the Company.

2.5 "<u>Bonus Award</u>" means an Award, denominated in cash or in Stock, made to an Employee under Article VI which is intended to qualify as performance-based compensation as defined in Section 162(m) and regulations issued thereunder.

2.6 "<u>Change of Control</u>" means the happening of any of the following events:

(a) The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "<u>Exchange Act</u>")) (a "<u>Person</u>"), of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 20% or more of either (i) the then outstanding shares of Common Stock of the Company (the "<u>Outstanding Company Common Stock</u>"), or (ii) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "<u>Outstanding Company Voting Securities</u>"); provided, however, that the following acquisitions shall not constitute a Change of Control under this subsection (a): (1) any acquisition directly from the Company (excluding an acquisition by virtue of the exercise of a conversion privilege), (2) any acquisition by the Company, (3) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company, or (4) any acquisition by any corporation pursuant to a reorganization, merger or consolidation, if, following such reorganization, merger or consolidation, the conditions described in clauses (i), (ii) and (iii) of subsection (c) of this definition of "Change of Control" are satisfied; or

(b) Individuals who, as of the effective date hereof, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the effective date of the Plan whose election, or nomination for election by the Company's shareholders, was approved by (i) a vote of at least a majority of the directors then comprising the Incumbent Board, or (ii) a vote of at least a majority of the directors then comprising the Executive Committee of the Board at a time when such committee was comprised of at least five members and all members of such committee were either members of the Incumbent Board or considered as being members of the Incumbent Board pursuant to clause (i) of this subsection (b), shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

(c) Approval by the shareholders of the Company of a reorganization, merger or consolidation, in each case, unless, following such reorganization, merger or consolidation, (i) more than 60% of, respectively, the then outstanding shares of common stock of the corporation resulting from such reorganization, merger or consolidation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such reorganization, merger or consolidation in substantially the same proportions as their ownership, immediately prior to such reorganization, merger or consolidation, of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be, (ii) no Person (excluding the Company, any employee benefit plan (or related trust) of the Company or such corporation resulting from such reorganization, merger or consolidation, and any Person beneficially owning, immediately prior to such

reorganization, merger or consolidation, directly or indirectly, 20% or more of the Outstanding Company Common Stock or Outstanding Company Voting Securities, as the case may be) beneficially owns, directly or indirectly, 20% or more of, respectively, the then outstanding shares of common stock of the corporation resulting from such reorganization, merger or consolidation or the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors, and (iii) at least a majority of the members of the board of directors of the corporation resulting from such reorganization, merger or consolidation were members of the Incumbent Board at the time of the execution of the initial agreement providing for such reorganization, merger or consolidation; or

(d) Approval by the shareholders of the Company of (i) a complete liquidation or dissolution of the Company, or (ii) the sale or other disposition of all or substantially all of the assets of the Company, other than to a corporation, with respect to which following such sale or other disposition, (A) more than 60% of, respectively, the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such sale or other disposition in substantially the same proportion as their ownership, immediately prior to such sale or other disposition, of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be, (B) no Person (excluding the Company and any employee benefit plan (or related trust) of the Company or such corporation, and any Person beneficially owning, immediately prior to such sale or other disposition, directly or indirectly, 20% or more of the Outstanding Company Common Stock or Outstanding Company Voting Securities, as the case may be) beneficially owns, directly or indirectly, 20% or more of, respectively, the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors, and (C) at least a majority of the members of the board of directors of such corporation were members of the Incumbent Board at the time of the execution of the initial agreement or action of the Board providing for such sale or other disposition of assets of the Company.

Notwithstanding the foregoing, however, the following additional rules shall apply:

(1) A transaction described in Section 2.6(c) or 2.6(d) above shall not be a "Change of Control" unless it is actually completed, and such event shall not occur until the closing date for such transaction; and

(2) In any circumstance or transaction in which compensation resulting from or in respect of an Award would result in the imposition of an additional tax under Section 409A if the foregoing definition of "Change of Control" were to apply, but would not result in the imposition of any additional tax if the term "Change of Control" were defined herein to mean a "change in control event" within the meaning of Treasury Regulation Section 1.409A-3(i)(5), then "Change of Control" shall mean a "change in control event" within the meaning of Treasury Regulation Section 1.409A-3(i)(5), but only to the extent necessary to prevent such compensation from becoming subject to an additional tax under Section 409A.

2.7 "Code" means the Internal Revenue Code of 1986, as amended.

2.8 "Committee" means the Compensation Committee of the Board of Directors or such other committee designated by the Board of Directors. The Committee shall at all times consist solely of two or more members of the Board of Directors, and all members of the Committee shall be both Disinterested Persons and Outside Directors.

2.9 "Company" means Service Corporation International, a Texas corporation.

2.10 "Covered Employee" means an Employee who is, or is determined by the Committee may become, a "covered employee" within the meaning of Section 162(m).

2.11 "Disability" means the inability of the Employee to perform his or her duties as an employee on a full-time basis as a result of incapacity due to mental or physical illness which continues for more than one year after the commencement of such incapacity, such incapacity to be determined by a physician selected by the Company or its insurers and acceptable to the Employee or the Employee's legal representative (such agreement as to acceptability not to be withheld unreasonably).

2.12 "Disinterested Person" means an individual who satisfies such requirements as the Securities and Exchange Commission may establish for non-employee directors administering plans intended to qualify for exemption under Rule 16b-3 (or its successor) under the Exchange Act.

2.13 "Employee" means a key employee employed by the Company or any Affiliate to whom an Award is granted.

2.14 "Fair Market Value" of the Stock as of any date means (i) the average of the high and low sale prices of the Stock on that date on the principal securities exchange on which the Stock is listed; or (ii) if the Stock is not listed on a securities exchange, the average of the high and low bid quotations for the Stock on that date as reported by the National Quotation Bureau Incorporated; or (iii) if none of the foregoing is applicable, the average between the closing bid and ask prices per share of stock on the last preceding date on which those prices were reported or that amount as determined by the Committee. If the foregoing provisions are not applicable, then the Fair Market Value shall be determined by the Committee in good faith on such basis as it deems appropriate, in accordance with Section 409A.

2.15 "Grant Price" means the price at which a Participant may exercise an Option, SAR or other right to receive cash or Common Stock, as applicable, under the terms of an Award.

2.16 "Incentive Option" means an Option granted under the Plan which is designated as an "Incentive Option" and satisfies the requirements of Section 422 of the Code.

2.17 "Nonqualified Option" means an Option granted under the Plan other than an Incentive Option.

2.18 "Option" means an Incentive Option or a Nonqualified Option granted under the Plan to purchase shares of Stock.

2.19 "Outside Director" means a member of the Board of Directors serving on the Committee who satisfies the requirements of Section 162(m).

2.20 "Performance Criteria" means the criteria the Committee selects for purposes of establishing the Performance Goal or Performance Goals for a Participant for a Performance Period, which need not be the same for each Participant. The Performance Criteria are limited to the following:

(a) revenue and income measures (which include revenue, return or revenue growth, gross margin, income from operations, net income, net sales, earnings per share, earnings before interest, taxes, depreciation and amortization ("EBIDTA"), achievement of profit, economic value added ("EVA"), and price per share of Common Stock);

(b) expense measures (which include costs of goods sold, selling, loss or expense ratio, general and administrative expenses and overhead costs);

(c)   operating measures (which include productivity, operating income, operating earnings, cash flow, funds from operations, cash from operations, after-tax operating income, market share, expenses, margins, operating efficiency); cash flow measures (which include net cash flow from operating activities and net cash flow before financing activities) and sales measures (which include customer satisfaction, sales of services, sales production, sales of funeral or cemetery merchandise or services in advance of need or at the time of need);

(d)   liquidity measures (which include earnings before or after the effect of certain items such as interest, taxes, depreciation and amortization, and free cash flow);

(e)   leverage measures (which include debt-to-equity ratio and net debt);

(f)   market measures (which include market share, stock price, growth measure, total stockholder return and market capitalization measures);

(g)   return measures (which include book value, return on capital, return on net assets, return on stockholders' equity; return on assets; stockholder returns, and which may be risk-adjusted);

(h)   corporate value and sustainability measures which may be objectively determined (which include compliance, safety, environmental and personnel matters); and

(i)   other measures such as those relating to acquisitions or dispositions (which include proceeds from dispositions).

Unless otherwise stated, a Performance Criteria need not be based upon an increase or positive result under a particular business criterion and could include, for example, maintaining the status quo, performance relative to a peer group determined by the Committee or limiting economic losses (measured, in each case, by reference to specific business criteria), and may be adjusted or measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group. The Committee shall, within the time prescribed by Section 162(m), define in an objective fashion the manner of calculating the Performance Criteria it selects to use for such Performance Period for such Participant.

2.21   "Performance Goals" means the goals established in writing by the Committee for the Performance Period based upon the Performance Criteria. Depending on the Performance Criteria used to establish such Performance Goals, the Performance Goals may be expressed in terms of overall Company performance or the performance of an Affiliate or an individual. The Committee shall establish Performance Goals for each Performance Period prior to, or as soon as practicable after, the commencement of such Performance Period.

2.22   "Performance Grant" means an Award, denominated in cash or in Stock, made to an Employee under Article IX which is intended to qualify as performance-based compensation as defined in Section 162(m) and regulations issued thereunder.

2.23   "Performance Period" means the designated period during which the Performance Criteria must be satisfied with respect to a Bonus Award.

2.24   "Plan" means the Service Corporation International 2016 Equity Incentive Plan, as set out in this document and as it may be amended from time to time.

2.25   "Restricted Stock Award" means shares of Stock issued as an Award and subject to restrictions and conditions pursuant to Article VII.

2.26   "Restricted Stock Unit" means a bookkeeping entry representing a right granted to an Employee under Article X to receive a share of Stock on a date determined in accordance with the provisions of Article X and the Employee's Award Agreement.

2.27   "Section 162(m)" means Section 162(m) of the Code and any Treasury Regulations and guidance promulgated thereunder.

2.28   "Section 409A" means Section 409A of the Code and any Treasury Regulations and guidance promulgated thereunder.

2.29   "Stock" means the common stock of the Company, $1.00 par value or, in the event that the outstanding shares of common stock are later changed into or exchanged for a different class of stock or securities of the Company or another corporation, that other stock or security.

2.30   "Stock Appreciation Right" or "SAR" means a right to receive a payment, in cash or Stock, equal to the excess of the Fair Market Value or other specified valuation of a specified number of shares of Stock on the date the right is exercised over a specified Grant Price, and subject to restrictions and conditions pursuant to Article XI.

2.31   "Stock Equivalent Unit" means an Award made to an Employee under Article VIII that entitles the Employee to receive an amount in cash equal to the Fair Market Value of one share of Stock on the date of redemption of such Stock Equivalent Unit, and which is intended to qualify as performance-based compensation as defined in Section 162(m) and regulations issued thereunder.

2.32   "10% Shareholder" means an individual who, at the time the Option is granted, owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or of any Affiliate. An individual shall be considered as owning the stock owned, directly or indirectly, by or for his brothers and sisters (whether by whole or half blood), spouse, ancestors, and lineal descendants; and stock owned, directly or indirectly, by or for a corporation, partnership, estate, or trust, shall be considered as being owned proportionately by or for its shareholders, partners or beneficiaries.

ARTICLE III
ELIGIBILITY

The individuals who shall be eligible to receive Awards shall be those Employees as the Committee shall determine from time to time.

ARTICLE IV
GENERAL PROVISIONS RELATING TO AWARDS

4.1   Authority to Grant Awards. The Committee may grant Awards to those Employees as it shall determine from time to time under the terms and conditions of the Plan. Subject only to any applicable limitations set out in the Plan, the amount of any Award and the number of shares of Stock to be covered by any Award to be granted to an Employee shall be as determined by the Committee. Except for Bonus Awards, each Award shall be evidenced by an Award Agreement which shall set forth the terms and conditions of the Award. An Employee who has received an Award in any year may receive an additional Award or Awards in the same year or in subsequent years. After considering the effects of any action on Section 162(m), the Committee may, in its discretion, waive or accelerate any restrictions to which the Options, Restricted Stock Awards, Restricted Stock Units, SARs and Stock Equivalent Units may be subject; provided, however that the Committee may not alter, amend or modify pre-established performance-based criteria to which any Award may be subject.

4.2   Dedicated Shares. The total number of shares of Stock with respect to which Awards may be granted under the Plan shall be 13,000,000 shares. The shares of Stock may be treasury shares or authorized but unissued shares. The numbers of shares of Stock stated in this Section 4.2 shall be subject to adjustment in accordance with the provisions of Section 4.6.

(a)   In connection with the granting of an Option or SAR, the number of shares of Stock available for issuance under this Plan shall be reduced by the number of shares of Stock in respect of which the Option or SAR is granted or denominated. For example, upon the grant of stock-settled SARs, the number of shares of Stock available for issuance under this Plan shall be reduced by the full number of SARs granted, and the number of shares of Stock available for issuance under this Plan shall not thereafter be increased upon the exercise of the SARs and settlement in shares of Stock, even if the actual number of shares of Stock delivered in settlement of the SARs is less than the full number of SARs exercised. In connection with the granting of an Award that is not an Option or SAR, the number of shares of Stock available for issuance under this Plan shall be reduced by a number of shares of Stock equal to the product of (i) the number of shares of Stock in respect of which the Award is granted and (ii) 1.5. However, Awards that by their terms do not permit settlement in shares of Stock shall not reduce the number of shares of Stock available for issuance under this Plan.

(b)   Any shares of Stock that are tendered by a Participant or withheld as full or partial payment of withholding or other taxes or as payment for the exercise or conversion price of an Award under this Plan shall not be added back to the number of shares of Stock available for issuance under this Plan.

(c)   Whenever any outstanding Option or other Award (or portion thereof) expires, is cancelled or forfeited or is otherwise terminated for any reason without having been exercised or payment having been made in the form of shares of Stock, the number of shares of Stock available for issuance under this Plan shall be increased by the number of shares of Stock allocable to the expired, forfeited, cancelled or otherwise terminated Option or other Award (or portion thereof). To the extent that any Award is forfeited, or any Option or SAR terminates, expires or lapses without being exercised, the shares of Stock subject to such Awards will not be counted as shares delivered under this Plan. Any calculation of the number of shares which become available for issuance under this Plan based on the forgoing sentences of this Section 4.2(c) shall reflect the share adjustment in the second to last sentence of Section 4.2(a) above (for example, forfeiture of one Restricted Stock Unit shall result in the addition of 1.5 shares of Stock to the available number of shares).

(d)   Shares of Stock delivered under the Plan in settlement of an Award issued or made (i) upon the assumption, substitution, conversion or replacement of outstanding awards under a plan or arrangement of an acquired entity or (ii) as a post-transaction grant under such a plan or arrangement of an acquired entity shall not reduce or be counted against the maximum number of shares of Stock available for delivery under the Plan, to the extent that an exemption from the stockholder approval requirements for equity compensation plans applies under the rules or listing standards of the principal national securities exchange on which the Stock is listed.

(e)   Awards valued by reference to Stock that may be settled in equivalent cash value will count as shares of Stock delivered to the same extent as if the Award were settled in shares of Stock.

4.3   **Award Limits**. Notwithstanding any provision in the Plan to the contrary:

(a)   The maximum number of shares of Stock that may be subject to Options, Restricted Stock Awards, Stock Equivalent Unit awards, SARs, and Performance Grants denominated in shares of Stock granted to any one individual during any calendar year may not exceed 2,000,000 shares of Stock (subject to adjustment as provided in Section 4.6 below), and

(b)   The maximum amount of compensation that may be paid under all Performance Grants denominated in cash (including the Fair Market Value of any shares of Stock paid in satisfaction of such Performance Awards) granted to any one individual during any calendar year may not exceed $15,000,000 and any payment due with respect to a Performance Grant shall be paid no later than ten (10) years after the date of grant of such Performance Grant.

(c)   The maximum amount which may be paid to any Employee pursuant to one or more Bonus Awards under Article VI for any single Performance Period shall not exceed $15,000,000; and the maximum amount of any Bonus Awards payable to any one Employee in any calendar year shall not exceed $15,000,000.

The limitations set forth in clauses (a), (b) and (c) above shall be applied in a manner that will permit compensation generated under the Plan to constitute "performance-based" compensation for purposes of Section 162(m), including, without limitation, counting against such maximum number of shares, to the extent required under Section 162(m) and applicable interpretive authority thereunder, any shares subject to Options or SARs that are canceled or adjusted as provided in Section 4.6 below.

4.4   Non-Transferability. Except as otherwise determined by the Committee in compliance with Rule 16b-3 under the Exchange Act, the Awards granted hereunder shall not be transferable by the Employee otherwise than by will or under the laws of descent and distribution, and shall be exercisable, during the Employee's lifetime, only by the Employee. The Committee may grant Awards that are transferable, without payment of consideration, to immediate family members of the Employee; the Committee may also amend outstanding Awards to provide for such transferability. A transfer of a Nonqualified

Option pursuant to this Section may only be effected by the Company at the written request of an Employee and shall become effective only when recorded in the Company's record of outstanding Nonqualified Options. In the event a Nonqualified Option is transferred as contemplated hereby, such Nonqualified Option may be subsequently transferred by the transferee only by will or the laws of descent and distribution or, without payment of consideration, to immediate family members of the Employee. In the event a Nonqualified Option is transferred as contemplated hereby, such Nonqualified Option will continue to be governed by and subject to the terms of this Plan and the relevant grant, and the transferee shall be entitled to the same rights as the Employee hereunder, as if no transfer had taken place. As used herein, "immediate family members" shall mean with respect to any person, such person's child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the Employee's household (other than a tenant or employee), a trust in which these persons have more than 50% of the beneficial interest, a foundation in which these persons (or the Employee) control the management of assets, and any other entity in which these persons (or the Employee) own more than 50% of the voting interests.

4.5   Requirements of Law. The Company shall not be required to sell or issue any Stock under any Award if issuing that Stock would constitute or result in a violation by the Employee or the Company of any provision of any law, statute, or regulation of any governmental authority. Specifically, in connection with any applicable statute or regulation relating to the registration of securities pursuant to any Award, the Company shall not be required to issue any Stock unless the Committee has received evidence satisfactory to it to the effect that the holder of that Award will not transfer the Stock except in accordance with applicable law, including receipt of an opinion of counsel satisfactory to the Company to the effect that any proposed transfer complies with applicable law. The determination by the Committee on this matter shall be final, binding and conclusive. The Company may, but shall in no event be obligated to, register any Stock covered by the Plan pursuant to applicable securities laws of any country or any political subdivision. In the event the Stock issuable pursuant to an Award is not registered, the Company may imprint on the certificate evidencing the Stock any legend that counsel for the Company considers necessary or advisable to comply with applicable law. The Company shall not be obligated to take any other affirmative action in order to cause the exercise of, or the issuance of shares under, an Award to comply with any law or regulation of any governmental authority.

4.6 Changes in the Company's Capital Structure; Adjustments.

(a) The existence of the Plan and the Awards granted hereunder shall not affect or authorize any adjustment, recapitalization, reorganization or other change in the Company's capital structure or its business, any merger or consolidation of the Company, any issue of bonds, debentures, preferred or prior preference stocks ahead of or affecting the Stock or the rights thereof, the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding.

(b) In the event of any subdivision or consolidation of outstanding shares of Stock, declaration of a dividend payable in shares of Stock or other stock split, then (i) the number and kind of shares of Stock or other securities reserved under this Plan and the number of shares of Stock available for issuance pursuant to specific types of Awards as described in Section 4.2, (ii) the number and kind of shares of Stock or other securities covered by outstanding Awards, (iii) the Grant Price or other price in respect of such Awards, (iv) the appropriate Fair Market Value and other price determinations for such Awards, and (v) to the extent consistent with the requirements of Section 162(m), the limitations shall each be proportionately adjusted by the Board as the Board deems appropriate, in its sole discretion, to reflect such transaction. In the event of any other recapitalization or capital reorganization of the Corporation, any consolidation or merger of the Corporation with another corporation or entity, the adoption by the Corporation of any plan of exchange affecting Stock or any distribution to holders of Stock of securities or property (including cash dividends that the Board determines are not in the ordinary course of business but excluding normal cash dividends or dividends payable in Stock), the Board shall make such adjustments as it determines, in its sole discretion, appropriate to (x) the number and kind of shares of Stock or other securities reserved under this Plan and the number of shares of Stock available for issuance pursuant to specific types of Awards as described in Section 4.2 and (y)(i) the number and kind of shares of Stock or other securities covered by Awards, (ii) the Grant Price or other price in respect of such Awards, (iii) the appropriate Fair Market Value and other price determinations for such Awards, and (iv) to the extent consistent with the requirements of Section 162(m), the Award Limits described in Section 4.3 to reflect such transaction. In the event of a corporate merger, consolidation, acquisition of assets or stock, separation, reorganization, or liquidation, the Board shall be authorized (x) to assume

under the Plan previously issued compensatory awards, or to substitute new Awards for previously issued compensatory awards, including Awards, as part of such adjustment; (y) to cancel Awards that are Options or SARs and give the Participants who are the holders of such Awards notice and opportunity to exercise for 15 days prior to such cancellation; or (z) to cancel any such Awards and to deliver to the Participants cash in an amount that the Board shall determine in its sole discretion is equal to the fair market value of such Awards on the date of such event, which in the case of Options or SARs shall be the excess, if any, of the Fair Market Value of Stock on such date over the Grant Price of such Award. Any adjustment under this Section 4.6(b) need not be the same for all Participants.

(c) The Committee shall have the authority to adjust the Performance Goals (either up or down) and the level of the Performance Grant that a Participant may earn under this Plan, to exclude any of the following events that occurs during a performance period: (i) asset write-downs, (ii) litigation or claim judgments or settlements, (iii) the effect of changes in tax law, accounting principles or other such laws or provisions affecting reported results, (iv) accruals for reorganization and restructuring programs, and (v) items of an unusual nature or of infrequency of occurrence or non-recurring items which we reported in the Company's income statement in the Company's annual report to shareholders for the applicable year.

(d) Notwithstanding the foregoing: (i) any adjustments made pursuant to this Section to Awards that are considered "deferred compensation" within the meaning of Section 409A shall be made in compliance with the requirements of Section 409A unless the Participant consents otherwise; (ii) any adjustments made to Awards that are not considered "deferred compensation" subject to Section 409A shall be made in such a manner as to ensure that after such adjustment, the Awards either continue not to be subject to Section 409A or comply with the requirements of Section 409A unless the Participant consents otherwise; and (iii) the Committee shall not have the authority to make any adjustments under this Section to the extent that the existence of such authority would cause an Award that is not intended to be subject to Section 409A to be subject thereto.

4.7 Termination of Employment. Except as specifically provided herein, the Committee shall set forth in the Award Agreement the status of any Award or shares of Stock underlying any Award upon the termination of the Employee's employment for any reason.

4.8 Election Under Section 83(b) of the Code. No Employee shall exercise the election permitted under Section 83(b) of the Code without prior approval of the Committee. If an Employee files an election under Section 83(b) of the Code without approval, such Award shall be forfeited.

4.9 Change of Control. Notwithstanding any other provisions of the Plan, and unless otherwise expressly addressed in an Award Agreement, the provisions of this Section 4.9 shall apply in the event of a Change of Control.

(a) If an Employee is employed by the Corporation or one of its Subsidiaries or Affiliates on the date a Change of Control occurs and such employment is, within the twenty-four (24) month period commencing on the effective date of such Change in Control, involuntarily terminated, then immediately prior to such termination (i) each Award granted under this Plan to the Employee shall become immediately vested and fully exercisable and any restrictions applicable to the Award shall lapse, and (ii) if the Award is an Option or SAR, the Award shall remain exercisable until the expiration of the remaining term of the Award;

(b) Notwithstanding the provisions of Section 4.9(a), if any Award constitutes a "nonqualified deferred compensation plan" within the meaning of Section 409A, the timing of settlement of such Award pursuant to this Section 4.9 shall, subject to Section 13.3 hereof, be in accordance with the settlement terms set forth in the applicable Award Agreement if such Change in Control fails to constitute a "change in the ownership of the corporation," a "change in effective control of the corporation" or a "change in the ownership of a substantial portion of the assets of the corporation," within the meaning of Section 409A(a)(2)(A)(v) of the Code.

(c) If any Award is a Performance Grant, then each of the Performance Criteria shall be deemed to be satisfied at the target payment level as of the date the Change of Control occurs. If the Performance Grant requires continued service with the Corporation through a designated vesting date, then such Award shall be treated in the same manner as a Restricted Stock Unit award under Section 4.9(a) above and the Performance Grant shall be paid at the target payment level on the date or dates, as applicable, such Award becomes vested. If the Performance Grant does not require continued service with the Corporation through a designated vesting date, then such Award shall be vested and settled by the Corporation on the date of the Change of Control.

4.10 Minimum Vesting Period. Each Award issued under this Plan's terms shall have a vesting period of not less than one (1) year; provided, however, that (i) no minimum vesting period shall apply with respect to grants of up to five percent (5%) of the amount designated in Section 4.2 above, subject to adjustment as provided in Section 4.6, and (ii) this Section 4.10 shall not apply to Awards issued pursuant to Section 4.2(e) above.

ARTICLE V
OPTIONS

5.1 Type of Option. The Committee shall specify whether a given Option shall constitute an Incentive Option or a Nonqualified Option.

5.2 Grant Price. The price per share at which shares of Stock may be purchased under an Incentive Option shall not be less than the greater of (i) 100% of the Fair Market Value per share of Stock on the date the Option is granted, or (ii) the per share par value of the Stock on the date the Option is granted. The Committee in its discretion may provide that the price per share at which shares of Stock may be purchased shall be more than 100% of Fair Market Value per share. In the case of any 10% Shareholder, the price per share at which shares of Stock may be purchased under an Incentive Option shall not be less than the greater of: (a) 110% of the Fair Market Value per share of Stock on the date the Incentive Option is granted or (b) the per share par value of the Stock on the date the Incentive Option is granted.

The price per share at which shares of Stock may be purchased under a Nonqualified Option shall not be less than the greater of: (i) 100% of the Fair Market Value per share of Stock on the date the Option is granted or (ii) the per share par value of the Stock on the date the Option is granted. The Committee in its discretion may provide that the price per share at which shares of Stock may be purchased shall be more than 100% of Fair Market Value per share.

5.3 Duration of Options. No Option shall be exercisable after the expiration of 10 years from the date the Option is granted. In the case of a 10% Shareholder, no Incentive Option shall be exercisable after the expiration of five years from the date the Incentive Option is granted.

5.4 Amount Exercisable. Each Option may be exercised from time to time, in whole or in part, in the manner and subject to the conditions the Committee, in its discretion, may provide in the Award Agreement, as long as the Option is valid and outstanding. To the extent that the aggregate Fair Market Value (determined as of the time an Incentive Option is granted) of the Stock with respect to which Incentive

Options first become exercisable by the optionee during any calendar year (under the Plan and any other incentive stock option plan(s) of the Company or any Affiliate) exceeds $100,000, the Incentive Options shall be treated as Nonqualified Options. In making this determination, Incentive Options shall be taken into account in the order in which they were granted.

5.5 <u>Exercise of Options</u>. Options shall be exercised by the delivery of written notice to the Company setting forth the number of shares with respect to which the Option is to be exercised, together with: (i) cash, check, certified check, bank draft, or postal or express money order payable to the order of the Company for an amount equal to the Grant Price of the shares, (ii) if acceptable to the Company, Stock at its Fair Market Value equal to the Grant Price of the shares on the date of exercise, (iii) an executed attestation form acceptable to the Company attesting to ownership of Stock at its Fair Market Value equal to the Grant Price of the shares on the date of exercise and/or (iv) any other form of payment which is acceptable to the Committee, and specifying the address to which the certificates for the shares are to be mailed. As promptly as practicable after receipt of written notification and payment, the Company shall deliver to the Employee certificates for the number of shares with respect to which the Option has been exercised, issued in the Employee's name. If shares of Stock are used in payment, the Fair Market Value of the shares of Stock tendered must be less than the Grant Price of the shares being purchased, and the difference must be paid by check. Delivery shall be deemed effected for all purposes when the Company or a stock transfer agent of the Company shall have deposited the certificates in the United States mail, addressed to the optionee, at the address specified by the Employee.

Whenever an Option is exercised by exchanging shares of Stock owned by the Employee, the Employee shall deliver to the Company certificates registered in the name of the Employee representing a number of shares of Stock legally and beneficially owned by the Employee, free of all liens, claims, and encumbrances of every kind, accompanied by stock powers duly endorsed in blank by the record holder of the shares represented by the certificates (with signature guaranteed by the Company or a commercial bank or trust company or by a brokerage firm having a membership on a registered national stock exchange). The delivery of certificates upon the exercise of Options is subject to the condition that the person exercising the Option provide the Company with the information the Company might reasonably request pertaining to exercise, sale or other disposition.

5.6 <u>Substitution Options</u>. Options may be granted under the Plan from time to time in substitution for stock options held by employees of other corporations who are about to become employees of or affiliated with the Company or any Affiliate as the result of a merger or consolidation of the employing corporation with the Company or any Affiliate, or the acquisition by the Company or any Affiliate of the assets of the employing corporation, or the acquisition by the Company or any Affiliate of stock of the employing corporation as the result of which it becomes an Affiliate of the Company.

5.7 <u>No Rights as Stockholder</u>. No Employee shall have any rights as a shareholder with respect to Stock covered by an Option until the date a stock certificate is issued for the Stock.

5.8 <u>Prohibition on Repricing of Awards</u>. No Option or SAR may be repriced, replaced, regranted through cancellation, exchanged for cash, exchanged for any other Awards or modified without stockholder approval (except as contemplated in Section 4.6 hereof), if the effect of such action would be to reduce the exercise price for the shares underlying such Option or SAR.


ARTICLE VI
<u>BONUS AWARDS</u>


6.1 <u>Bonus Awards and Eligibility</u>. The Committee, in its sole discretion, may designate certain Employees of the Company who are eligible to receive a Bonus Award if certain pre-established performance goals are met. In determining which Employees shall be eligible for a Bonus Award, the Committee may, in its discretion, consider the nature of the Employee's duties, past and potential contributions to the success of the Company and its Affiliates, and such other factors as the Committee deems relevant in connection with accomplishing the purposes of the Plan.

6.2 <u>Establishment of Bonus Award</u>. The Committee shall determine the terms of the Bonus Award, if any,

to be made to an Employee for each Performance Period selected by the Committee which shall not be greater than one year. The Committee shall have the discretion to make downward adjustments to Bonus Awards otherwise payable if the performance goals are attained.

6.3 <u>Criteria for Performance Goals</u>. The Performance Goals shall be selected by the Committee from the Performance Criteria in accordance with Section 162(m) and regulations issued thereunder.

6.4 <u>Committee Certification</u>. The Committee must certify in writing that a Performance Goal has been met prior to payment to any Employee of the Bonus Award by issuance of a certificate for Stock or payment in cash. If the Committee certifies the entitlement of an Employee to the performance-based Bonus Award, the payment shall be made to the Employee subject to other applicable provisions of the Plan, including but not limited to, all legal requirements and tax withholding.

6.5 Procedures with Respect to Grants to Covered Employees. This Section 6.5 shall apply to Bonus Awards made to individuals who are classified as Covered Employees. To the extent necessary to comply with the qualified performance-based award requirements of Section 162(m)(4)(C) of the Code, with respect to any Bonus Award that may be granted to one or more Covered Employees, no later than 90 days following the commencement of any fiscal year in question or any other designated fiscal period or period of service (or such other time as may be required or permitted by Section 162(m)), the Committee shall, in writing, (i) designate one or more Covered Employees, (ii) select the Performance Criteria applicable to the Performance Period, (iii) establish the Performance Goals, and amounts of such Awards, as applicable, which may be earned for such Performance Period, and (iv) specify the relationship between Performance Criteria and the Performance Goals and the amounts to be earned by each Covered Employee for such Performance Period. Following the completion of each Performance Period, the Committee shall certify in writing whether the applicable Performance Goals have been achieved for such Performance Period. No Award or portion thereof that is subject to the satisfaction of any condition shall be considered to be earned or vested until the Committee certifies in writing that the conditions to which the distribution, earning or vesting of such Award is subject have been achieved. The Committee may not increase during a year the amount of a Bonus Award that would otherwise be payable upon satisfaction of the conditions but may reduce or eliminate the payments as provided for in the Award Agreement.

6.6 Payment and Limitations. Bonus Awards shall be paid on or before the 90th day following both (i) the end of the Performance Period, and (ii) certification by the Committee that the Performance Goals and any other material terms of the Bonus Award and the Plan have been satisfied, or as soon thereafter as is reasonably practicable. The Bonus Award may be paid in Stock, cash, or a combination of Stock and cash, in the sole discretion of the Committee. If paid in whole or in part in Stock, the Stock shall be valued at Fair Market Value as of the date the Committee directs payments to be made in whole or in part in Stock. However, no fractional shares of Stock shall be issued, and the balance due, if any, shall be paid in cash.

The maximum amount which may be paid to any Employee pursuant to one or more Bonus Awards under this Article VI for any single Performance Period shall not exceed the limitations provided in Section 4.3 above.

ARTICLE VII
RESTRICTED STOCK

7.1 Restricted Stock Awards and Eligibility. The Committee, in its sole discretion, may grant Restricted Stock Awards to certain Employees of the Company. In determining which Employees shall be eligible for a Restricted Stock Award, the Committee may, in its discretion, consider the nature of the Employee's duties, past and potential contributions to the success of the Company and its Affiliates, and such other factors as the Committee deems relevant in accomplishing the purposes of the Plan. Awards of Restricted Stock shall be subject to such conditions and restrictions as are established by the Committee and set forth in the Award Agreement, including, without limitation, the number of shares of Stock to be issued to the Employee, the consideration for such shares, forfeiture restrictions and forfeiture restriction periods, performance criteria, if any, and other rights with respect to the shares.

7.2 Issuance of Restricted Stock. Upon the grant of a Restricted Stock Award to an Employee, issuance of the stock (electronically or by physical certificate) shall be made for the benefit of the Employee as soon as administratively practicable, and subject to other applicable provisions of the Plan, including but not limited to, all legal requirements and tax withholding. Any stock certificate evidencing shares of Restricted Stock pending the lapse of restrictions shall bear a legend making appropriate reference to the restrictions imposed. Upon the grant of a Restricted Stock Award, the Employee may be required to provide such further assurance and documents as the Committee may require to enforce the restrictions.

7.3 Voting and Dividend Rights. The Employee shall have the right to receive dividends during any forfeiture restriction period, to vote the Stock subject thereto and to enjoy all other shareholder rights, except that (i) the Employee shall not be entitled to delivery of the Stock until any forfeiture restriction period shall have expired, (ii) the Company shall retain custody of the Stock during the forfeiture restriction period, and (iii) the Employee may not sell, transfer, pledge, exchange, hypothecate or otherwise dispose of the Stock during any forfeiture restriction period.

7.4 Deferral. To the extent permissible under the Service Corporation International Executive Deferred Compensation Plan, the Committee may permit an

Employee to elect to defer receipt and payment of a Restricted Stock Award in accordance with the terms of such plan.

7.5   Transfers of Unrestricted Shares. Subject to Section

7.4, upon the vesting date of a Restricted Stock Award, such Restricted Stock will be transferred free of all restrictions to an Employee (or his or her legal representative, beneficiaries or heirs).

ARTICLE VIII
STOCK EQUIVALENT UNITS

8.1   Stock Equivalent Units and Eligibility. The Committee, in its sole discretion, may grant Stock Equivalent Units to certain Employees of the Company. In determining which Employees shall be eligible for an Award of Stock Equivalent Units, the Committee may, in its discretion, consider the nature of the Employee's duties, past and potential contributions to the success of the Company and its Affiliates, and such other factors as the committee deems relevant in accomplishing the purposes of the Plan. Awards of Stock Equivalent Units shall be subject to such conditions and restrictions as are established by the Committee and set forth in the Award Agreement, including, without limitation, the number of units, performance criteria, if any, and terms of redemption of the Stock Equivalent Units (whether in connection with the termination of employment or otherwise).

8.2   Voting and Dividend Rights. No Employee shall be entitled to any voting rights or to receive any dividends with respect to any Stock Equivalent Units.

8.3   Redemption of Stock Equivalent Units. The Committee shall provide in each Award Agreement pertaining to Stock Equivalent Units a procedure

for the redemption by the Company of the Stock Equivalent Units. A Stock Equivalent Unit may be paid either in cash or in shares of Stock, as designated in the applicable Award Agreement. If a Stock Equivalent Unit provides for payment in cash, the amount to be paid in cash to an Employee upon redemption of each Stock Equivalent Unit shall be the Fair Market Value of one share of Stock on the date of redemption. If a Stock Equivalent Unit provides for payment in shares of Stock, the Employee shall receive one share of Stock for each Stock Equivalent Unit.

8.4   Valuation of Stock Equivalent Units. Each Stock Equivalent Unit shall be initially valued at the Fair Market Value of one share of Stock on the date the Stock Equivalent Unit is granted. The value of each Stock Equivalent Unit shall fluctuate with the daily Fair Market Value of one share of Stock. Payment for redemption of Stock Equivalent Units shall be made to the Employee subject to the other applicable provisions of the Plan, including, but not limited to, all legal requirements and tax withholding.

ARTICLE IX
PERFORMANCE GRANTS

9.1   Performance Grants and Eligibility. The Committee, in its sole discretion, may designate certain Employees of the Company who are eligible to receive a Performance Grant if certain pre-established performance goals are met. In determining which Employees shall be eligible for a Performance Grant, the Committee may, in its discretion, consider the nature of the Employee's duties, past and potential contributions to the success of the Company and its Affiliates, and such other factors as the Committee deems relevant in connection with accomplishing the purposes of the Plan.

9.2   Establishment of Performance Grant. The Committee shall determine the terms of the Performance Grant, if any, to be made to an Employee for a period in excess of one year designated by the Committee (the "Performance Cycle"). The Committee shall have the discretion to make downward adjustments to Performance Grants otherwise payable if the performance goals are attained.

9.3   Criteria for Performance Goals. The performance goals shall be pre-established by the Committee in accordance with Section 162(m) and regulations

issued thereunder. Performance goals determined by the Committee may include, but are not limited to, increases in net profits, operating income, Stock price, earnings per share, sales and/or return on equity.

9.4   Committee Certification. The Committee must certify in writing that a performance goal has been met prior to payment to any Employee of the Performance Grant by issuance of a certificate for Stock or payment in cash. If the Committee certifies the entitlement of an Employee to the performance-based Performance Grant, the payment shall be made to the Employee subject to other applicable provisions of the Plan, including but not limited to, all legal requirements and tax withholding.

9.5   Payment and Limitations. Performance Grants shall be paid on or before the 90th day following both (i) the end of the Performance Cycle, and (ii) certification by the Committee that the performance goals and any other material terms of the Performance Grant and the Plan have been satisfied, or as soon thereafter as is reasonably practicable. The Performance Grant may be paid in Stock, cash, or a combination of Stock and cash, in the sole discretion of the Committee. If paid in whole or in part in Stock, the Stock shall be valued at Fair Market Value as of the date the Committee directs payments to be made in whole or in part in Stock. However, no fractional shares of Stock shall be issued, and the balance due, if any, shall be paid in cash.

The maximum amount which may be paid to any Employee pursuant to one or more Performance Grants under this Article IX for any single Performance Cycle shall not exceed the limit provided in Section 4.3 above.

ARTICLE X
RESTRICTED STOCK UNITS

10.1 Restricted Stock Units and Eligibility. The Committee, in its sole discretion, may grant Restricted Stock Units to certain Employees of the Company. In determining which Employees shall be eligible for an Award of Restricted Stock Units, the Committee may, in its discretion, consider the nature of the Employee's duties, past and potential contributions to the success of the Company and its Affiliates, and such other factors as the committee deems relevant in accomplishing the purposes of the Plan. Awards of Restricted Stock Units shall be subject to such conditions and restrictions as are established by the Committee and set forth in the Award Agreement, including, without limitation, the number of units, performance criteria, if any, and terms of redemption of the Restricted Stock Units (whether in connection with the termination of employment or otherwise).

10.2 Voting and Dividend Rights. No Employee shall be entitled to any voting rights with respect to any share of Stock represented by a Restricted Stock Unit until the date of issuance of such shares. To the extent provided in an Award Agreement, the Employee shall be entitled to receive Dividend Equivalents with respect to the payment of cash dividends on shares of Stock having a record date prior to the date on which the Restricted Stock Units held by such Employee are settled. Such Dividend Equivalents, if any, shall be paid to the Employee on the payroll date immediately following the scheduled dividend date.

10.3 Settlement of Restricted Stock Units. The Company shall issue to an Employee on the date on which Restricted Stock Units subject to the Employee's Award Agreement vest or on which other date determined by the Committee, in its discretion, and set forth in the Award Agreement, one (1) share of Stock (and/or any other new, substituted or additional securities or other property pursuant to an adjustment described in Section 4.6) for

each Restricted Stock Unit then becoming vested or otherwise to be settled on such date, subject to the withholding of applicable taxes. A Restricted Stock Unit may only be paid in whole Shares. The stock certificate evidencing the shares payable under a Restricted Stock Unit will be issued within an administratively reasonable period after the date on which the Restricted Stock Unit vests so that the payment of shares qualifies for the short-term deferral exception under Section 409A. Notwithstanding the foregoing, if permitted by the Committee and set forth in the Award Agreement, the Participant may elect in accordance with the terms specified in the Award Agreement to defer receipt of all or any portion of the shares of Stock or other property otherwise issuable to the Employee pursuant to this Section. To the extent permissible under applicable law, the Committee may permit a Participant to defer payment under a Restricted Stock Unit to a date or dates after the Restricted Stock Unit vests, provided that the terms of the Restricted Stock Unit and any deferral satisfy the requirements to avoid imposition of the "additional tax" under Section 409A(a)(1)(B).

10.4 Effect of Termination of Service. Unless otherwise provided in the grant of a Restricted Stock Unit, as set forth in the Award Agreement, if an Employee's service terminates for any reason, whether voluntary or involuntary, then the Participant shall forfeit to the Company any Restricted Stock Units which remain subject to vesting under the Award Agreement on the date of termination.

10.5 Deferral. To the extent permissible under the Service Corporation International Executive Deferred Compensation Plan, the Committee may permit an Employee to elect to defer receipt and payment of a Restricted Stock Unit in accordance with the terms of such plan.

ARTICLE XI
STOCK APPRECIATION RIGHTS

11.1 Stock Appreciation Rights. A Stock Appreciation Right or SAR is an award that may or may not be granted in tandem with an Option, and entitles the holder to receive an amount equal to the difference between the

Fair Market Value of a share of Stock at the time of exercise of the SAR and the Grant Price, subject to the applicable terms and conditions of the tandem options and the following provisions of this Article XI.

11.2 <u>Exercise</u>. An SAR shall entitle the Employee to receive, upon the exercise of the SAR, shares of Stock (valued at their Fair Market Value at the time of exercise), cash, or a combination thereof, in the discretion of the Committee, in an amount equal in value to the excess of the Fair Market Value of the shares of Stock subject to the SAR as of the date of such exercise over the Grant Price of the SAR. If granted in tandem with an Option, the exercise of an SAR will result in the surrender of the related Option and, unless otherwise provided by the Committee in its sole discretion, the exercise of an Option will result in the surrender of a related SAR, if any.

11.3 <u>Expiration Date</u>. The "expiration date" with respect to an SAR shall be determined by the Committee, and if granted in tandem with an Option, shall be not later than the expiration date for the related

Option. If neither the right nor the related Option is exercised before the end of the day on which the right ceases to be exercisable, such right shall be deemed exercised as of such date and payment shall be made to the holder in cash. Notwithstanding the preceding, the expiration date for an SAR shall be not later than 10 years from the date the SAR is granted.

11.4 <u>Award Agreements</u>. At the time any Award is made under this Article XI, the Company and the Participant shall enter into an Award Agreement setting forth each of the matters contemplated hereby, and such additional matters as the Committee may determine to be appropriate. The terms and provisions of the respective Award Agreements need not be identical.


ARTICLE XII
<u>ADMINISTRATION</u>


The Plan shall be administered by the Committee. All questions of interpretation and application of the Plan and Awards granted thereunder shall be subject to the determination of the Committee. A majority of the members of the Committee shall constitute a quorum. All determinations of the Committee shall be made by a majority of its members. Any decision or determination reduced to writing and signed by a majority of the members shall be as effective as if it had been made by a majority vote at a meeting properly called and held. The Plan shall be administered in such a manner as to permit the Options granted under it which are designated to be Incentive Options to qualify as Incentive Options. In carrying out its authority under the Plan, the Committee shall have full and final authority and discretion, including but not limited to the following rights, powers and authorities, to:

(a) determine the Employees to whom and the time or times at which Awards will be made;

(b) determine the number of shares and the purchase price of Stock covered in each Award, subject to the terms of the Plan;

(c) determine the terms, provisions and conditions of each Award, which need not be identical;

(d) define the effect, if any, on an Award of the death, Disability, retirement, or termination of employment of the Employee;

(e) subject to Article XII, adopt modifications and amendments to the Plan or any Award Agreement, including, without limitation, any modifications or amendments that are necessary to comply with the laws of the countries in which the Company or its Affiliates operate;

(f) prescribe, amend and rescind rules and regulations relating to administration of the Plan; and

(g) make all other determinations and take all other actions deemed necessary, appropriate, or advisable for the proper administration of the Plan.

The actions of the Committee in exercising all of the rights, powers, and authorities set out in this Article and all other Articles of the Plan, when performed in good faith and in its sole judgment, shall be final, conclusive and binding on all parties.


ARTICLE XIII
<u>AMENDMENT OR TERMINATION OF PLAN</u>


The Board of Directors of the Company may amend, terminate or suspend the Plan at any time, in its sole and absolute discretion; provided, however, to the extent required under applicable stock exchange rules or other applicable rules or regulations, no amendment or modification shall be made to the Plan without the approval of the Company's shareholders; provided further, however, that to the extent required to maintain the status of any Incentive Option

under the Code, no amendment that would (i) change the aggregate number of shares of Stock which may be issued under Incentive Options, (ii) change the class of Employees eligible to receive Incentive Options, or (iii) decrease the Grant Price for Options or SARs below the Fair Market Value of the Stock at the time it is granted, shall be made without the approval of the Company's shareholders. Subject to the preceding sentence, the Board shall have the power to make any changes in the Plan and in the regulations and administrative provisions under it or in any outstanding Incentive Option as in the opinion of counsel for the Company may be necessary or appropriate from time to time to enable any Incentive Option granted under the Plan to continue to qualify as an incentive stock option or such other stock option as may be defined under the Code so as to receive preferential federal income tax treatment.

ARTICLE XIV
MISCELLANEOUS

14.1 <u>No Establishment of a Trust Fund</u>. No property shall be set aside nor shall a trust fund of any kind be established to secure the rights of any Employee under the Plan. All Employees shall at all times rely solely upon the general credit of the Company for the payment of any benefit which becomes payable under the Plan.

14.2 <u>No Employment Obligation</u>. The granting of any Award shall not constitute an employment contract, express or implied, nor impose upon the Company or any Affiliate any obligation to employ or continue to employ any Employee. The right of the Company or any Affiliate to terminate the employment of any person shall not be diminished or affected by reason of the fact that an Award has been granted to him.

14.3 <u>Section 409A</u>. Except to the extent that Section 7.4, Section 10.3 or Section 10.5 applies to an Award, it is the intention of the Company that no Award shall be "deferred compensation" subject to Section 409A unless and to the extent that the Committee specifically determines otherwise, and the Plan and the terms and conditions of all Awards shall be interpreted accordingly. Notwithstanding any provision of the Plan to the contrary, in the event that the Committee determines that any Award may be subject to Section 409A, the Committee may adopt such amendment to the Plan and the applicable Award agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions that the Committee determines are necessary or appropriate to (i) exempt the Award from Section 409A and/or preserve the intended tax treatment of the benefits provided with respect to the Award, or (ii) comply with the requirements of Section 409A.

14.4 <u>Tax Withholding</u>. The Company or any Affiliate shall be entitled to deduct from other compensation payable to each Employee any sums required by federal, state, or local tax law to be withheld with respect to the grant or exercise of an Option, the cash payment of a Performance Grant, Bonus Award or redemption of a Stock Equivalent Unit, or issuance of Stock in payment of Restricted Stock, Restricted Stock Units, a Performance Grant or a Bonus Award. In the alternative, the Company may require the Employee (or other person exercising the Option or receiving Stock) to pay the sum directly to the employer corporation or, except as the Committee may otherwise provide in an Award, the Employee may satisfy such tax obligations in whole or in part by delivery of Stock, including shares of Stock retained from the Award creating the obligation, valued at Fair Market Value. If the Employee (or other person exercising the Option or receiving the Stock) is required to pay the sum directly, payment in cash or by check of such sums for taxes shall be delivered within 3 business days after (i) the date of exercise, or (ii) notice of the Committee's decision to pay all or part of a Performance Grant or Bonus Award in Stock, whichever is applicable. The Company shall have no obligation upon exercise of any Option, or notice of the Committee's decision to pay all or part of the Performance Grant or Bonus Award in Stock, until payment has been received, unless withholding (or offset against a cash payment) as of or prior to the date of exercise or issuance of Stock is sufficient to cover all sums due with respect to that exercise or issuance of Stock. The Company and its Affiliates shall not be obligated to advise an Employee of the existence of the tax or the amount which the employer corporations will be required to withhold.

14.5 <u>Right of Offset</u>. The Company will have the right to offset against its obligation to deliver shares of Stock (or other property) under the Plan or any Award Agreement any outstanding amounts (including, without limitation, travel and entertainment or advance account balances, loans, repayment obligations under any Awards, or amounts repayable to the Company pursuant to tax equalization, housing, automobile or other employee programs) that the Employee then owes to the Company and any amounts the Committee otherwise deems appropriate pursuant to any tax equalization policy or agreement; provided, however, that no such offset shall be permitted if it would constitute an "acceleration" of a payment hereunder within the meaning of Section 409A. This right of offset shall not be an exclusive remedy and the Company's election not to exercise the right of offset with respect to any amount payable to an Employee shall not constitute a waiver of this right of offset with respect to any other amount payable to the Participant or any other remedy.

14.6 <u>Prohibition On Deferred Compensation</u>. It is the intention of the Company that no Award shall be "deferred compensation" subject to Section 409A unless and to the extent that the Committee specifically determines otherwise, and the Plan and the terms and conditions of all Awards shall be interpreted accordingly. The terms and conditions governing any Awards that the Committee determines will be subject to Section 409A, including any rules for elective or mandatory deferral of the delivery of cash or shares of Stock pursuant thereto, shall be set forth in the applicable Award Agreement, and shall comply in all respects with Section 409A. Notwithstanding any provision herein to the contrary, any Award issued under the Plan that constitutes a deferral of compensation under a "nonqualified deferred compensation plan" as defined under Section 409A(d)(1) of the Code and is not specifically designated as such by the Committee shall be modified or cancelled to comply with the requirements of Section 409A, including any rules for elective or mandatory deferral of the delivery of cash or shares pursuant thereto.

14.7 <u>Indemnification of the Committee and the Board of Directors</u>. With respect to administration of the Plan, the Company shall indemnify each present and future member of the Committee and the Board of Directors, and each member of the Committee and the Board of Directors shall be entitled without further act on his part to indemnity from the Company to the fullest extent allowed under the Texas Business Organizations Code.

14.8 <u>Gender</u>. If the context requires, words of one gender when used in the Plan shall include the others and words used in the singular or plural shall include the other.

14.9 <u>Headings</u>. Headings of Articles and Sections are included for convenience of reference only and do not constitute part of the Plan and shall not be used in construing the terms of the Plan.

14.10 <u>Other Compensation Plans</u>. The adoption of the Plan shall not preclude the Company from establishing any other forms of incentive or other compensation for employees of the Company or any Affiliate.

14.11 <u>Other Awards</u>. The grant of an Award shall not confer upon the Employee the right to receive any future or other Awards under the Plan, whether or not Awards may be granted to similarly situated Employees, or the right to receive future Awards upon the same terms or conditions as previously granted.

14.12 <u>Governing Law</u>. The provisions of the Plan shall be construed, administered, and governed under the laws of the State of Texas.



In Memory of

S. Malcolm Gillis
Member, Board of Directors
1940 - 2015

"No words can adequately express our sadness at Malcolm's passing or our gratitude for the knowledge and guidance he bestowed upon us while serving as a member of our Board of Directors. We will miss him dearly."

-Bob Waltrip,
Founder and Chairman Emeritus



Service Corporation International
1929 Allen Parkway
P.O. Box 130548
Houston, Texas 77219-0548

Designed and prepared by www.Argyle.company